Form 10-K, Exhibit 13
period 1993-10-31
PETROLITE CORP
filed 1994-01-31
CIK 77943

DELIVERING ON COMMITMENTS          FOCUSING ON ENVIRONMENTAL OPPORTUNITIES

While protecting the quality of air, water and soil is of vital importance to every industry, complying with the growing body of environmental regulation is both increasingly difficult and costly. The American Petroleum Institute estimates the cost of environmental compliance efforts to its industry at $8 billion annually.
    The federal Clean Air Act, as one example, had significant impact on the fuels industry in 1993. Many suppliers were forced to reformulate their fuels to meet new, more stringent vehicle exhaust specifications -- aimed primarily at reducing sulfur emissions, considered a key component in the formation of acid rain and other environmental ills.
    As a result, incasing numbers of refiners, diesel fuel distributors, marketers and specialty chemical companies turned to Petrolite to help them achieve cost-effective compliance through specialized services, treatment programs and performance additives.


Cleaner Diesel Fuels
Diesel fuels in particular had to be made cleaner-burning. Reducing the sulfur content of these fuels, however, raised fears among diesel engine builders and operators that fuel pumps and other vital parts might wear out prematurely for lack of sulfur as a friction reducer. Petrolite is responding to their concerns by providing lubricity additives that help protect both the engines and the environment.
    Many fuel formulators have also had to resort to increased use of detergents and dispersant to bring their fuels into compliance.
According to Michael Thorne, a fuels specialist for Petrolite, that practice alone could cause these fuels during transportation and storage to absorb more water, which could later freeze in fuel lines or form viscous emulsions that could clog fuel filters. Many major fuel blenders ar now adding those components in combination with special multipurpose additives carefully prescribed by Thorne and others at Petrolite to improve their fuels' "water tolerance".


Communications = Results
"Very often we work directly with the customers' technical people to help solve these problems," observes Thorne. "In one instance, we had an urgent request from a major fuel supplier to help them solve a serious water tolerance problem. Working together with them, communicating one-on-one, we were able to provide a solution that positively delighted them. Since then, they have been calling us on other fuel related problems, and that positively delights us -- to be helping them in these new areas."
    Providing customers with this sort of personalized, technical expertise typifies what Petrolite does best. Our people have the special know-how in the area of fuel components chemistry and the state-of-the-art technical resources necessary to help them solve their most difficult fuel performance problems.
    Moreover, many of these same, new, air quality specifications -- or more stringent versions of them -- may eventually be adopted in Europe and elsewhere as environmental awareness grows. Wherever and whenever that happens, Petrolite is prepared to provide its customers with the services they require.


Another Culprit, H2S
Airborne sulfur emissions in the form of poisonous hydrogen sulfide (H2S) gas is another area of concern for the hydrocarbon process and fuels industries in the United States, especially where high-sulfur fuel feedstocks are transported and stored.
    Specifically, Petrolite is providing shippers, terminal operators and others with a unique, rapid-response service that effectively helps neutralize this deadly contaminant.
    At the same time, Petrolite is working on a revolutionary new method of mitigating sulfur emissions problems. For nearly two years, we have been involved in a technical alliance with Energy BioSystems Corporation of Houston in an effort to commercialize a proprietary biocatalytic process to remove sulfur from hydrocarbon feedstocks at a cost to customers far below that of current technologies. Progress to date has been encouraging and a pilot plant is scheduled for construction late in 1994.

DELIVERING ON COMMITMENTS                    FOCUSING ON ACQUISITIONS

Petrolite negotiated three strategic acquisitions in 1993 that strongly complement our core business and technology. These synergies are most evident in the Welchem acquisition which is creating added value for customers, especially our largest, Amoco Corporation.
    A subsidiary of Amoco Chemical holding Company since 1982, Welchem was providing a full range of specialty chemical services to oil and gas producers and refiners. While a significant portion of its customers were "outside" accounts, the majority of them -- comprising the bulk of its approximately $52 million in sales in 1992 -- were Amoco units.


Building Bridges to Amoco
Petrolite too has been a longtime Amoco supplier, and our acquisition of Welchem was intended to build more and stronger bridges to Amoco's worldwide organization. That is happening now all across the United States and in the Caribbean, Canada, Africa and Europe. Illustrative is an alliance agreement, signed October 1, between Petrolite and Amoco-Netherlands to service its oil production in the North Sea.
    "I think this decision to go with Petrolite was most strongly influenced by our track record in other alliances, especially our work with Chevron in the North Sea," says Stuart Monro, general manager of Petrolite's EuroChem Division, "but certainly the Welchem acquisition was a factor in their selection process".
    There were other acquisition benefits as well. Welchem's blend plant, offices and laboratory in Edmonton, Alberta, Canada, precluded our need to follow through on plans to build there to serve that attractive market. The successful integration of Welchem into our own organization also added significantly to the ranks of talented management and field staff serving the needs of Petrolite customers.


Vendor of the Year
A good example is Don Porterfield, a Petrolite field sales representative in West Texas. A former Welchem employee, Porterfield was honored in 1993 by Amoco as "Vendor of the Year" in its Permian Basin North District.
    Jerome Powers, a field foreman for Amoco, explains that this award was a first for its unit and that the choice of Porterfield was unanimous. "He works very closely with us," Powers says. "Any time of day or night that we need him, he's out here. His attitude is great, and he's always coming up with ways to save us money."
    Service offerings also have been improved with former Welchem customers now having access to Petrolite's expansive technical resources. Petrolite, in turn, acquired new proprietary process and product technologies that are important to sustaining ongoing treatment programs at Amoco installations and elsewhere.


A Natural Fit
Jim Zemenick, vice president of corporate development who led Petrolite's acquisition efforts, points out that "the Welchem purchase was such a natural fit with our organization, that it would be hard to imagine that it could have been anything other than a benefit to our customers and a success for us."
    The two other acquisitions in fiscal 1993 were also excellent fits:
Chemical Specialties Corporation of Louisiana effectively serves oil and gas producers, especially those operating off the U.S. Gulf Coast; the purchase of Sulfa-Scrub(R) product patents from Quaker Chemical Corp. enhances our hydrogen sulfide removal technology.

FINANCIAL REVIEW
- -------------------------------------------------------------------------------

1993 OPERATING RESULTS

Consolidated Revenues, Net Earnings and Earnings per Share

(Dollars in thousands,
except per share data)                             1993       1992       1991
.............................................................................
Revenues                                       $351,779   $317,950   $323,516
Net earnings--
  Before effect of change in
    accounting principle                         20,546     16,479     14,757
  After effect of change in
    accounting principle                         14,046     16,479     14,757
Earnings per share--
  Before effect of change in
    accounting principle                           1.82       1.45       1.30
  After effect of change in
    accounting principle                           1.24       1.45       1.30
.............................................................................

Petrolite's revenues rose 11% in fiscal 1993 to $351,779,000. All of the Company's operating divisions participated in the revenue improvement. About 50% of the increase came from the acquisition of Welchem, Inc., a subsidiary of Amoco Chemical Company, which was completed in April, 1993.
    Net earnings in fiscal 1993, before effect of a change in accounting principle, increased 25% to $20,546,000, or $1.82 per share, compared with $16,479,000, or $1.45 per share, in the prior period. All operating divisions also shared in the earnings improvement.
    In the fiscal 1993 first quarter, Petrolite adopted Statement of Financial Accounting Standard 106 related to medical and other post-retirement benefits, which resulted in a nonrecurring, non-cash, after-tax charge of $6,500,000, or $.58 per share. This charge reduced reported fiscal 1993 earnings to $14,046,000, or $1.24 per share.

Analysis of Earnings per Share
Following is a comparative analysis of change in earnings per share for the last three fiscal years:

                                                      1993      1992      1991
                                                  VS. 1992  VS. 1991  VS. 1990
..............................................................................
Earnings per share--
  Current year                                      $ 1.24    $ 1.45    $ 1.30
  Prior year                                          1.45      1.30      1.16
..............................................................................
    (Decrease) Increase                             $ (.21)  $   .15    $  .14
::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::
Changes in earnings from operations--
  Specialty Chemical Products:
    Sales volume                                    $  .86   $  (.12)   $  .26
..............................................................................
    Pricing, product mix, raw material
      costs and manufacturing expenses                 .23       .30       .45
    Other operating expenses                          (.78)     (.07)     (.45)
..............................................................................
    Net effect of changes attributable to
      pricing, product mix, productivity
      and inflation                                   (.55)      .23
..............................................................................
      Total Specialty Chemical Products                .31       .11       .26
..............................................................................
  Equipment:
    Gross profit from sales and rentals                .06      (.01)      .06
    Operating expenses                                (.03)     (.02)      .01
..............................................................................
      Total Equipment                                  .03      (.03)      .07
..............................................................................
  Loss on disposition of
    subsidiary's assets                                .15      (.15)
  Gain on termination of
    subsidiary's pension plan                         (.06)      .06
..............................................................................
Increase (decrease) in earnings
  from operations                                      .43      (.01)      .33
Changes in other income (expense)--
  Interest (expense) income, net                      (.06)      .03      (.04)
  Equity in earnings of affiliated
    companies                                          .04       .03      (.04)
  Foreign exchange                                    (.03)      .02      (.03)
  Other, net                                           .03       .09      (.10)
Change in income tax--
  Change in effective income
    tax rate                                          (.04)     (.01)      .02
..............................................................................
Net increase in earnings per share
  before effect of change in
  accounting principle                              $  .37    $  .15    $  .14
Effect of change in accounting
  principle                                           (.58)
..............................................................................
Net (decrease) increase in earnings
  per share                                         $ (.21)   $  .15    $  .14
::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::

Revenues

(Dollars in thousands)                  1993       1992       1991
..................................................................
Specialty Chemical Products         $332,512   $301,484   $304,550
Equipment                             19,267     16,466     18,966
..................................................................
Total                               $351,779   $317,950   $323,516
::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::

Revenues from sales of Specialty Chemical Products were $332,512,000 in fiscal 1993, a 10% increase over fiscal 1992. New business gained as a result of the Welchem acquisition accounted for approximately 60% of the improvement. The largest revenue increase was realized by the Tretolite Division principally due to the Welchem acquisition. New revenue sources also included hydrogen sulfide management programs added to Petrolite's service offerings through purchase of Sulfa-Scrub(R) patents and technology from Quaker Chemical Corporation.
    The Industrial Chemicals Division also benefited from acquiring the Welchem customer base. In addition, there was continued strong demand for fuel additives and its basic refinery product base. Oilfield and industrial chemicals sales also showed good improvement in Latin American markets and the Pacific Rim.
    Major sales volume gains were realized by the EuroChem Division, although a general decline in the value of European currencies versus the dollar diluted the comparative revenue effect. Larger revenue gains were in the Middle East, Northern Europe and Africa. The Polymers Division also posted higher revenues in international markets which offset the impact of sluggish demand in domestic markets.
    Equipment revenues were $19,267,000, a 17% increase over fiscal 1992. Petreco Division equipment contract activity accelerated significantly, particularly in Europe and the Pacific Rim. The Division also enjoys a healthy backlog of contracts to be realized in fiscal 1994.


Earnings from Operations

(Dollars in thousands)                      1993       1992       1991
......................................................................
Specialty Chemical Products              $29,714    $24,410    $22,244
Equipment                                  1,851      1,343      2,174
Loss on disposition of subsidiary's
  assets                                             (2,618)
Gain on termination of subsidiary's
  pension plan                                        1,262
......................................................................
Total                                    $31,565    $24,397    $24,418
::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::

Operating earnings of Petrolite's Specialty Chemical Products business segment improved 22% to $29,714,000 in fiscal 1993. All divisions contributed to the improvement. Operating margins of the Tretolite and Industrial Chemicals Divisions were higher due to more favorable product mix, stable raw material costs, and the beneficial impact of higher sales volumes on fixed operating costs. There were also improved contributions from Latin America and the Far East.
    The EuroChem Division significantly improved its profitability, despite the effect of generally weaker currencies on revenues. Operating earnings of the Polymers Division improved on higher revenues, while margins were tested by intense competition in several product lines.
    The company's Equipment segment generated operating earnings of $1,851,000, representing a 38% gain over the prior year. Stronger Equipment revenues produced by the company's European subsidiaries were a major factor in the improvement.
    Operating earnings in 1992 were impacted by the two non-recurring items indicated.


Technology Costs

(Dollars in thousands)                           1993       1992       1991
...........................................................................
Research                                   $   13,587    $12,224    $11,431
Field Technical Support and Other              10,857      9,540      9,043
...........................................................................
Total                                      $   24,444    $21,764    $20,474
:::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::

Petrolite raised its technology commitment in 1993 as expenditures for research and field technical support increased 12%. Additional technical personnel were added to Petrolite through the Welchem acquisition to support their continuing research projects and additional business realized in the acquisition.


Interest Income (Expense), Net

(Dollars in thousands)                  1993       1992       1991
..................................................................
Interest and dividend income         $   828     $1,324    $ 1,343
Interest expense                      (1,475)      (936)    (1,407)
..................................................................
Interest (expense) income, net       $  (647)    $  388    $   (64)
::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::

The decrease in interest and dividend income and increase in interest expense in 1993 reflect liquidation of certain marketable securities and other short-term investments and incurrance of additional debt to provide financing for 1993 business and technology acquisitions. In September, 1993, the Company entered into a series of private placement financing agreements aggregating $40 million, with maturities commencing in 1997 and final maturities in 2003.


QUARTERLY RESULTS

Condensed quarterly unaudited summaries of financial results during fiscal 1993 and 1992, which total to the annual results, are as follows:

(Dollars in thousands, except per share data)
..................................................................
                                                    Net   Earnings
Three Months                           Gross   Earnings     (Loss)
Ended                    Revenues     Profit     (Loss)  Per Share
..................................................................
1993
..................................................................
January 31
  Before effect of
    accounting change     $80,163    $33,843   $  4,826       .43
  After effect of
   accounting change       80,163     33,843     (1,674)     (.15)
April 30                   85,944     36,864      5,197       .46
July 31                    92,597     38,900      5,223       .46
October 31                 93,075     40,505      5,300       .47
.................................................................
1992
.................................................................
January 31                $79,910    $32,767  $   3,320       .29
April 30                   79,644     33,491      4,397       .39
July 31                    78,503     31,818      4,065       .36
October 31                 79,893     32,282      4,697       .41
:::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::

In fiscal 1993, Petrolite realized steady, quarterly improvements in its revenues, net earnings and earnings per share. During the first quarter, the company made an accounting change related to medical and other post-retirement benefits which resulted in a one-time charge of $6.5 million, or $.58 per share. All divisions contributed to the growth in revenues and earnings for the year.
    The Welchem acquisition was the major contributor to the increase in revenues and gross profit in the last two quarters of fiscal 1993, although higher operating expenses transitional costs and financing costs offset most of these gains. With full assimilation of Welchem activities into Petrolite operations, this acquisition is expected to make a greater contribution to earnings in fiscal 1994 and future periods.
    The first quarter of fiscal 1992 included two non-recurring items which significantly affected quarterly results. A loss on sale of assets of a small, non-productive subsidiary reduced earnings by $.15 per share. This charge was partially offset by a gain of $.06 per share from termination of a subsidiary's pension plan, which was replaced by an improved benefit plan.
    Overall, the fiscal 1992 improvement was achieved through strong performance in international markets partially offset by slow domestic oilfield and refinery markets.


FOREIGN CURRENCY EXCHANGE AND TRANSLATION

(Dollars in thousands)                  1993       1992       1991
..................................................................
Recorded gains:
Earnings statement--
  Pretax                           $     51   $    514   $    120
  After-tax                              33        357         77
Balance sheet--
  Net change in cumulative
    translation adjustment         $ (3,096)  $ (3,394)  $ (4,836)
:::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::

The company's exchange gains and losses were principally attributable to the effects of changes in value of the U.S. dollar-denominated asset and liability accounts of its foreign subsidiaries and closing of foreign currency futures contracts. The company uses several measures to protect returns on its foreign subsidiary net assets from significant changes in the value of the dollar versus foreign currencies. These measures include pricing adjustments, maintenance of offsetting asset and liability balances, and investment in foreign currency futures contracts. There were no significant contracts outstanding at year end. Balance sheet changes in the cumulative translation adjustment reflect the general overall increase in the value of the U.S. dollar versus foreign currencies in all three years.


FOREIGN INVESTMENTS

Petrolite's net investments in its foreign subsidiaries and affiliates as of October 31 are identified below by geographic area:

(Dollars in thousands)                  1993       1992       1991
..................................................................
Europe                               $38,276    $38,778    $35,906
Far East                              13,142     11,457     11,247
Canada                                 9,367      5,211      5,418
Middle East                            6,695      5,991      5,713
Latin America                          4,314      3,480      4,761
..................................................................
Total                                $71,794    $64,917    $63,045
::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::

The increase in Petrolite's investment in Canada in 1993 was attributable to assets acquired in the Welchem purchase.


LIQUIDITY/CAPITAL RESOURCES

The following table discloses Petrolite's sources and applications of funds and other liquidity data for the last three fiscal years:

(Dollars in thousands)                                 1993      1992      1991
...............................................................................
Sources:
  Net earnings                                           27%       49%       46%
  Depreciation, amortization and
    deferred taxes                                       21        48        49
  Additional long-term debt                              52
  Other                                                             3         5
...............................................................................
  Total                                                 100%      100%      100%
:::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::
Applications:
  Acquisition of businesses and technologies             47%        5%         %
  Capital expenditures, net                              25        55        68
  Dividends to stockholders                              16        40        40
  Working capital and other, net                         24         6       (39)
...............................................................................
                                                        112       106        69
  (Decrease) increase in cash and
    marketable securities                               (12)       (6)       31
...............................................................................
  Total                                                 100%      100%      100%
:::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::
Other liquidity data:
  Working capital--
    Cash and marketable securities                  $ 8,799   $17,852   $20,233
    Other                                            49,261    39,122    38,547
  Debt--
    Short-term                                        9,920    13,582    12,478
    Long-term                                        40,000
  Ratios--
    Current                                          1.79:1    1.98:1    2.00:1
    Long-term debt/total capitlization                .20:1
:::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::

While the company's total debt increased significantly in 1993 to finance its business and technology acquisition programs, its ratio of debt to total capital remained comparatively low. Petrolite's continuing strong financial position and adequate credit availability provide a high degree of flexibility in obtaining additional funds on competitive terms. Historically the company has financed growth in its asset base and dividends to stockholders primarily from internally generated funds. With its strategic change to a more aggressive acquisition program, external financing is likely to continue to increase.

CAPITAL EXPENDITURES AND DEPRECIATION

(Dollars in thousands)           1993       1992        1991
............................................................
Capital expenditures, net     $35,088    $17,567     $21,948
Depreciation                   16,765     15,957      15,603
::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::

Capital expenditures in 1993 included $15,060,000 representing property, plant and equipment from the Welchem acquisition. Other major expenditures in 1993 were for a new information system principally to serve the Tretolite and Industrial Chemicals Divisions, continuing expansion and upgrading of the Bayport chemical manufacturing plant, and investments in containers and related distribution facilities as part of the continuing program to distribute chemical products in bulk containers and replace the 55 gallon drum as a medium for distribution.
    Larger projects for fiscal 1994 include a new semi-bulk distribution facility at the Bayport chemical manufacturing plant, and new laboratory and manufacturing office facilities for EuroChem operations in Kirkby, England.


STOCKHOLDERS' EQUITY/CAPITAL STOCK

(Dollars in thousands, except per share data)               1993        1992
............................................................................
At October 31--
  Stockholders' equity                                  $163,137    $164,586
  Number of shares outstanding                            11,289      11,281
  Stockholders' equity per share                        $  14.45    $  14.59
  Return on average stockholders' equity--
    Before accounting change                                12.5%       10.0%
    After accounting change                                  8.6%       10.0%
::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::

Petrolite has stock option and incentive plans which are described in detail in the Notes to Consolidated Financial Statements on pages 27 and 28. The company also has contributory employees' savings plans, which include an option for investment in Petrolite Stock which is partially funded by the company. These plans are administered by an independent trustee that purchases shares on the open market on a current basis.


Dividends per Share
Petrolite paid quarterly dividends of $.28 per share for a total annual dividend of $1.12 per share in both fiscal 1993 and 1992. Dividends represent 34% and 40%, respectively, of funds generated, excluding long-term debt, in these years.
    Petrolite has paid dividends every year since its incorporation in 1930 and has maintained or increased its dividends per share every year since 1946.


Capital Stock Prices
The high and low bid prices for 1993 and 1992 are shown in the following table compiled from published sources:

                                  1993                  1992
                           .................      .................
Quarter Ending             High      Low          High      Low
...................................................................
January 31                 $34       $24          $28 1/8   $21 3/4
April 30                    33 3/4    27 3/4       30        26 3/4
July 31                     39 1/4    28 1/4       31 1/2    25 1/8
October 31                  40 1/4    32           26        22 3/4
:::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::

Petrolite Corporation is a member of the NASDAQ National Market System of over-the-counter securities. The company's capital stock is traded under the symbol PLIT. As of October 29, 1993, Petrolite has 2,288 shareholders of record.

PRIOR YEAR'S OPERATING RESULTS

1992 vs. 1991
Petrolite's fiscal 1992 revenues were $317,950,000, a 2% decrease from fiscal 1991. EuroChem Division's revenues were higher in the period. Revenues of the other operating divisions were slightly lower than those established in fiscal 1991, which was the company's record revenue year.
    Net earnings in fiscal 1992 rose 12% to $16,479,000, or $1.45 per share, an increase of $1,722,000, or $.15 per share, from fiscal 1991. The EuroChem Division realized the greatest earnings improvement while the Polymers and Industrial Chemical Divisions also registered higher profits. The Tretolite and Petreco Divisions' earnings were lower for the period.
    The year's results were affected by two non-recurring items occurring in the first quarter. These included a charge of $2,618,000, $.15 per share, from the sale of assets of an unprofitable subsidiary, partially offset by a gain of $1,262,000, $.06 per share, from the termination of a subsidiary's pension plan that was replaced by an improved benefit plan.
    Net revenues from sales of Specialty Chemical Products were $301,484,000, approximately the same as fiscal 1991. The major revenue gain was recorded by the EuroChem Division, where sales to the Middle East and Africa were exceptionally strong. Tretolite Division's revenues were lower, reflecting softness in domestic Oil Field markets. Oil Field Chemical sales in Pacific
Rim countries showed good improvement. The rate of decline in domestic revenues of the Tretolite Division was less than the overall decline in the domestic market for Oil Field chemicals.
    Revenues of the Industrial Chemicals and Polymers Divisions were comparable to fiscal 1991 while realizing some gains in target markets. The Industrial Chemicals Division was adversely affected by the slowdown in U.S. refinery activity. Polymers Division's revenues reflected generally slow economic conditions but showed an encouraging upturn in the latter months of the year.
    Equipment revenues were $16,466,000, 13% lower than fiscal 1991. The year-end backlog of equipment contracts and other accelerated Petreco Division activities, particularly in Europe and the Pacific Rim, indicate a turnaround in fiscal 1993.
    Operating earnings of Petrolite's Specialty Chemical Products business segment improved 10% to $24,410,000 in fiscal 1992. EuroChem Division operating results rose significantly due to a 7% increase in revenues and continuing effects of significant cost reduction actions taken in fiscal 1991.
    The Industrial Chemicals Division and the Polymers Division realized higher operating earnings with comparable revenues due to improvements in product mix. Tretolite Division operating earnings were lower due to lower revenues.
    All Specialty Chemicals Products operating divisions benefited from improved stability of raw material costs in fiscal 1992.
    The company's Equipment segment generated an operating profit of $1,343,000 in fiscal 1992 compared with $2,174,000 in the prior year. The decline was attributed to lower contract revenues which are expected to turn around in fiscal 1993.

1991 vs. 1990
Petrolite's fiscal 1991 revenues improved to $323,516,000, a 9% increase from fiscal 1990. Each of the company's five operating divisions contributed to the revenue growth.
    Net earnings in fiscal 1991 rose 12% to $14,757,000, or $1.30 per share, an increase of $1,622,000 or $.14 per share, from fiscal 1990. All five operating divisions showed higher profits.
    Net revenues from Specialty Chemical Products' sales improved 9% in 1991 to $304,550,000. The largest revenue growth occurred in the Tretolite Division where recent concentrated efforts to more effectively market our products and provide a higher level of field technical service began to produce results. Substantially higher sales of fuel additives and an improved product mix were major factors in the Industrial Chemicals Division's revenue growth. The EuroChem Division's Oil Field Chemical sales were particularly strong in Africa and the Middle East. Polymers Divisions revenues were higher world-wide despite generally slow economic conditions which typically impact this business.
    Equipment revenues were $18,966,000, 8% higher than fiscal 1990. Petreco Division's contract revenues were significantly higher both in the United States and internationally.
    At year end major international equipment contracts were in progress in Saudi Arabia and Venezuela. The revenue improvement would have been greater except for the abandonment or disposition of several product lines in early 1991 and 1990.
    Operating earnings of Petrolite's Specialty Chemical Products business segment improved 27% to $22,244,000 in fiscal 1991. Tretolite Division operating results were sharply higher due to a 7% increase in sales volumes and the leveraging effect of the additional volume on the division's fixed expenses. The Industrial Chemicals Division realized increased operating earnings with comparable volumes but an overall improvement in product mix.
    Substantially higher operating profits were realized by the EuroChem Division as a result of a 14% increase in sales volumes. Earnings from operations increased in the Polymers Division due to higher sales revenues, effective control of operating expenses, and the comparative effect of costs incurred in the prior year due to a plant explosion.
    All Specialty Chemical Product operating divisions were favorably impacted by improved stability of raw material costs in fiscal 1991.
    The company's Equipment segment produced an operating profit of $2,174,000 in fiscal 1991, which was 80% higher than comparable operating results in the prior year. The increase was attributable to a significantly greater contribution from contract revenues and improved control of operating expenses.


INDUSTRY SEGMENT DATA
Petrolite's business is classified into two industry segments:
Specialty Chemical Products and Equipment. The Specialty Chemical Products segment includes development, manufacture, distribution and marketing of oil field and industrial chemicals, and industrial polymers and waxes. The Equipment segment includes development, assembly, distribution and marketing of specialized lines of equipment for a variety of major industries.
    Following is a summary of net revenues, earnings from operations and other financial data by industry segment. Earnings from operations are defined as earnings before investment income, equity in net earnings of affiliated companies, foreign exchange gains and losses, other nonoperating income and expense, and the provision for income taxes.

Industry Segment Information*

(Dollars in thousands)
For Years Ended October 31                                           1993      1992      1991
.............................................................................................
Net revenues:
  Specialty Chemical Products                                    $332,512  $301,484  $304,550
  Equipment                                                        19,267    16,466    18,966
.............................................................................................
                                                                  351,779   317,950   323,516
:::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::
Earnings (loss) from operations:
  Specialty Chemical Products                                      29,714    24,410    22,244
  Equipment                                                         1,851     1,343     2,174
  Loss on disposition of subsidiary's
    assets                                                                   (2,618)
  Gain on termination of
    subsidiary's pension plan                                                 1,262
.............................................................................................
                                                                   31,565    24,397    24,418
:::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::
Identifiable assets:
  Specialty Chemical Products                                     259,108   192,099   198,605
  Equipment                                                        10,733     9,516     9,063
  Investments in affiliated companies                               8,027     7,710     8,847
  Corporate                                                        23,277    31,666    27,480
.............................................................................................
                                                                  301,145   240,991   243,995
:::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::
Other related disclosures:
  Specialty Chemical Sales
    by product group--
    Oil Field Chemicals                                           199,847   180,691   182,494
    Industrial Chemicals                                           63,249    56,028    56,792
    Specialty Polymers and Waxes                                   69,416    64,765    65,264
.............................................................................................
                                                                  332,512   301,484   304,550
:::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::
Depreciation:
  Specialty Chemical Products                                      16,325    15,584    15,019
  Equipment                                                           404       348       508
  Corporate                                                            36        25        76
.............................................................................................
                                                                   16,765    15,957    15,603
:::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::
Capital expenditures, net:
  Specialty Chemical Products                                      34,404    18,755    22,081
  Equipment                                                           635      (899)     (228)
  Corporate                                                            49      (289)       95
.............................................................................................
                                                                 $ 35,088  $ 17,567  $ 21,948
:::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::

*The financial statements and related notes thereto on pages 20 to 28 should be read in conjunction with these data.

WORLDWIDE OPERATIONS
Petrolite's worldwide operations are summarized below. Inter-area net revenues include sales from one Petrolite unit to another located in a different geographic area.
    Earnings from operations include total company earnings on sales to unaffiliated customers.

Worldwide Operations Information*
                                                                      Net Revenues
                                                   ...............................    Earnings                        Capital
                                                   Unaffiliated                           from  Identifiable     Expenditures
For Years Ended October 31 (Dollars in thousands)     Customers         Inter-area  Operations        Assets              Net
.............................................................................................................................
1993
.............................................................................................................................
United States                                          $231,544           $ 30,576    $ 15,947      $196,066         $ 30,149
Europe                                                   83,271              4,692      11,856        45,360            2,259
Canada/Latin America                                     18,969                444       1,069        17,022            2,245
Middle East/Far East                                     17,995                          2,693        11,393              386
Investments in affiliated companies                                                                    8,027
Corporate                                                                                             23,277               49
Eliminations                                                               (35,712)
.............................................................................................................................
                                                       $351,779           $      -    $ 31,565      $301,145         $ 35,088
:::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::
1992
.............................................................................................................................
United States                                          $213,813           $ 23,652    $ 11,849      $142,856         $ 15,119
Europe                                                   75,574              2,959       8,020        41,766            1,628
Canada/Latin America                                     14,693                365       2,897         7,726              967
Middle East/Far East                                     13,870                          1,631         9,267              142
Investments in affiliated companies                                                                    7,710
Corporate                                                                                             31,666             (289)
Eliminations                                                               (26,976)
.............................................................................................................................
                                                       $317,950           $      -    $ 24,397      $240,991         $ 17,567
:::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::
1991
.............................................................................................................................
United States                                         $218,420            $ 25,599    $ 14,210      $147,542         $ 18,699
Europe                                                  75,705               2,580       6,354        44,394            2,812
Canada/Latin America                                    16,410                 856       2,219         6,790              327
Middle East/Far East                                    12,981                           1,635         8,942               15
Investments in affiliated companies                                                                    8,847
Corporate                                                                                             27,480               95
Eliminations                                                               (29,035)
.............................................................................................................................
                                                      $323,516           $       -    $ 24,418      $243,995         $ 21,948
:::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::

Export revenues included in the United States net revenues to unaffiliated customers were as follows:

For Years Ended October 31 (Dollars in thousands)                                         1993          1992             1991
.............................................................................................................................
Geographic Areas:
Far East                                                                              $ 10,358      $ 13,334         $  9,397
Canada/Latin America                                                                    12,602        12,040            6,694
Europe                                                                                     152            76              492
Africa                                                                                   4,272         4,127            3,554
Middle East                                                                              3,415         9,180            1,963
.............................................................................................................................
                                                                                      $ 30,799      $ 38,757         $ 22,100
:::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::

*The financial statements and related notes thereto on pages 20 to 28 should be read in conjunction with this data.

CONSOLIDATED STATEMENTS OF EARNINGS
- ---------------------------------------------------------------------------------------------------------------------------
...........................................................................................................................
For Years Ended October 31  (Dollars in thousands, except per share data)                 1993          1992           1991
...........................................................................................................................
Net Revenues                                                                          $351,779      $317,950       $323,516
Cost of Products Sold and Other Direct Costs                                           201,667       187,592        196,012
...........................................................................................................................
  Gross profit                                                                         150,112       130,358        127,504
...........................................................................................................................
Expenses:
  Selling                                                                               80,750        71,385         70,217
  Research                                                                              13,587        12,224         11,431
  General and administrative                                                            24,210        20,996         21,438
  Loss on disposition of subsidiary's assets                                                           2,618
  Gain on termination of subsidiary's pension plan                                                    (1,262)
...........................................................................................................................
                                                                                       118,547       105,961        103,086
...........................................................................................................................
    Earnings from operations                                                            31,565        24,397         24,418
Other Income (Expense):
  Equity in earnings (loss) of affiliates                                                 (127)         (625)        (1,187)
  Other, net                                                                                (6)        1,077           (872)
...........................................................................................................................
    Earnings before income taxes and effect of change in accounting principle           31,432        24,849         22,359
...........................................................................................................................
Provision for U.S. and Foreign Income Taxes:
  Current                                                                               11,489         8,487          7,397
  Deferred, net                                                                           (603)         (117)           205
...........................................................................................................................
                                                                                        10,886         8,370          7,602
...........................................................................................................................
Net Earnings before effect of change in accounting principle                            20,546        16,479         14,757
  Effect of change in accounting for post-retirement medical benefits                   (6,500)
...........................................................................................................................
Net Earnings                                                                          $ 14,046      $ 16,479       $ 14,757
:::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::
Earnings per share before effect of change in accounting principle                    $   1.82      $   1.45       $   1.30
  Effect of change in accounting for post-retirement medical benefits                    (0.58)
...........................................................................................................................
Earnings per share                                                                    $   1.24      $   1.45       $   1.30
:::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::

See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS
- ---------------------------------------------------------------------------------------------------------------
...............................................................................................................
October 31 (Dollars in thousands)                                                               1993       1992
...............................................................................................................
ASSETS
...............................................................................................................
Current Assets:
  Cash and equivalents                                                                      $  8,036   $  8,812
  Marketable securities                                                                          763      9,040
  Accounts receivable, less estimated doubtful accounts of $1,285 and $970, respectively      71,978     55,468
  Inventories                                                                                 44,146     34,584
  Other current assets                                                                         6,492      7,321
...............................................................................................................
    Total current assets                                                                     131,415    115,225
...............................................................................................................
Investment in Affiliated Companies                                                             9,309      7,710
...............................................................................................................
Other Assets:
  Patents and other intangibles                                                               18,755
  Other                                                                                       17,565     11,034
...............................................................................................................
    Total other assets                                                                        36,320     11,034
...............................................................................................................
Properties:
  Buildings                                                                                   66,754     65,727
  Machinery and equipment                                                                    205,703    188,639
  Construction in progress                                                                     8,498      4,890
  Accumulated depreciation                                                                  (164,266)  (158,045)
...............................................................................................................
                                                                                             116,689    101,211
  Land                                                                                         7,412      5,811
...............................................................................................................
                                                                                             124,101    107,022
...............................................................................................................
                                                                                            $301,145   $240,991
:::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::
LIABILITIES AND STOCKHOLDERS' EQUITY
...............................................................................................................
Current Liabilities:
  Short-term borrowings                                                                     $  9,920   $ 13,582
  Accounts payable                                                                            42,183     31,402
  Income taxes payable                                                                         9,383      5,397
  Accrued vacation pay                                                                         4,070      3,710
  Other current liabilities                                                                    7,799      4,160
...............................................................................................................
    Total current liabilities                                                                 73,355     58,251
...............................................................................................................
Other Liabilities:
  Long-term debt                                                                              40,000
  Retiree medical benefits                                                                    10,750
  Other                                                                                        2,341      2,056
...............................................................................................................
    Total other liabilities                                                                   53,091      2,056
...............................................................................................................
Deferred Income Taxes, Net                                                                    11,562     16,098
...............................................................................................................
Stockholders' Equity:
  Capital stock, without par value--
    Authorized--35,000,000 shares
    Issued--12,196,497 and 12,190,097 shares, respectively                                     8,694      8,498
Reinvested earnings                                                                          181,101    179,693
Cumulative translation adjustment                                                             (7,409)    (4,313)
...............................................................................................................
                                                                                             182,386    183,878
Less treasury stock, at cost (907,326 and 908,623 shares, respectively)                      (19,249)   (19,292)
...............................................................................................................
                                                                                             163,137    164,586
...............................................................................................................
                                                                                            $301,145   $240,991
:::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::

See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
- --------------------------------------------------------------------------------------------------------
........................................................................................................
For Years Ended October 31 (Dollars in thousands)                             1993       1992       1991
........................................................................................................
Cash Flows From Operating Activities:
Net earnings                                                                 $14,046   $16,479   $14,757
........................................................................................................
Adjustments to reconcile net earnings to net cash provided by operations:
  Depreciation and amortization                                               17,396    15,957    15,603
  Effect of change in accounting for post-retirement medical benefits          6,500
  Gain on sale of assets                                                        (648)     (683)     (909)
  Loss on disposition of subsidiary's assets                                             2,618
Changes in assets and liabilities:
  Accounts receivable                                                        (16,510)   (5,721)    9,241
  Inventories                                                                 (9,562)    3,207       147
  Accounts payable and accrued liabilities                                    16,276    (3,386)    1,132
Other, net                                                                    (3,799)      901     3,384
........................................................................................................
                                                                               9,653    12,893    28,598
........................................................................................................
  Net cash provided by operating activities                                   23,699    29,372    43,355
........................................................................................................
Cash Flows From Investing Activities:
  Capital expenditures, net                                                  (18,923)  (18,295)  (21,039)
  Welchem assets acquired                                                    (25,148)
  Other, net                                                                  (4,422)      382    (2,528)
........................................................................................................
  Net cash used in investing activities                                      (48,493)  (17,913)  (23,567)
........................................................................................................
Cash Flows From Financing Activities:
  Long-term borrowings (repayments), net                                      40,000              (1,528)
  Short-term borrowings (repayments), net                                     (3,583)      996     4,296
  Dividends paid                                                             (12,638)  (12,720)  (12,712)
  Purchases of common stock                                                             (1,930)
  Other                                                                          239       198       122
........................................................................................................
  Net cash used in financing activities                                       24,018   (13,456)   (9,822)
........................................................................................................
Net (Decrease) Increase in Cash and Equivalents                                 (776)   (1,997)    9,966
Cash and Equivalents at Beginning of Year                                      8,812    10,809       843
::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::
Cash and Equivalents at End of Year                                          $ 8,036   $ 8,812   $10,809
::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::

See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
- --------------------------------------------------------------------------------------------------------------------------------
................................................................................................................................

                                                          Capital Stock                   Cumulative                       Total
                                                  .....................    Reinvested    Translation    Treasury   Stockholders'
(Amounts in thousands, except per share data)     Shares         Amount      Earnings     Adjustment       Stock          Equity
................................................................................................................................
October 31, 1990                                  12,182        $ 8,314      $173,889        $ 3,917    $(17,498)       $168,622

Net earnings                                                                   14,757                                     14,757
Dividends paid $1.12 per share                                                (12,712)                                   (12,712)
Foreign currency translation adjustments                                                      (4,836)                     (4,836)
Issuance of restricted stock awards                                                                          122             122
................................................................................................................................
October 31, 1991                                  12,182          8,314       175,934           (919)    (17,376)        165,953

Net earnings                                                                   16,479                                     16,479
Dividends paid $1.12 per share                                                (12,720)                                   (12,720)
Foreign currency translation adjustments                                                      (3,394)                     (3,394)
Issuance of stock under options and
  restricted stock awards                              8            184                                       14             198
Purchase of treasury stock                                                                                (1,930)         (1,930)
................................................................................................................................
October 31, 1992                                  12,190          8,498       179,693         (4,313)    (19,292)        164,586

Net earnings                                                                   14,046                                     14,046
Dividends paid $1.12 per share                                                (12,638)                                   (12,638)
Foreign currency translation adjustments                                                      (3,096)                     (3,096)
Issuance of stock under options and
  restricted stock awards                              6            196                                       43             239
................................................................................................................................
October 31, 1993                                  12,196        $ 8,694      $181,101        $ (7,409)  $(19,249)       $163,137
::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::

See accompanying Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

- -------------------------------------------------------------------------------
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
The consolidated statements include the accounts of the company, its subsidiaries and its unconsolidated corporate affiliates, Toyo-Petrolite Co. Ltd. and Petrolite Suramericana, S.A., which are accounted for using the equity method. All significant intercompany accounts and transactions have been eliminated.


Translation of Foreign Currencies
Foreign currency translations and financial statments are translated in accordance with Statement of Financial Accounting Standards No. 52. Under this standard all assets and liabilities of operations outside the United States, except for operations in highly inflationary economies, are translated into U.S. dollars at exchange rates in effect at the end of the period. Operating results are translated at a weighted average of exchange rates in effect during the year. Net unrealized gains and losses on translation of foreign currency financial statements, other than those in highly inflationary economies, are recorded in stockholders' equity, as a cumulative translation adjustment, and will be included in income only upon sale or liquidation of the underlying asset. Realized gains and losses resulting from completed transactions are included in net earnings.


Cash Equivalents
Cash equivalents are comprised of highly liquid debt instruments with a maturity of three months or less.


Inventories
Inventories are valued at the lower of cost or market. Cost is determined under the last-in, first-out (LIFO) method for most domestic inventories of Specialty Chemical Products. The remainder is stated at standard cost, which approximates actual cost, or at actual cost. Standard costs are determined on a fully-absorbed basis.


Intangibles
Patents and other intangibles are amortized on a straight line basis over periods ranging from 4 to 15 years.


Properties and Depreciation
Properties are carried at cost and include expenditures for new facilities and those which substantially extend the useful lives of existing capital assets. Maintenance, repairs and minor renewals are expensed as incurred. Upon disposal or retire-ment of properties, the related cost and accumulated depreciation are removed from the accounts and any profit or loss on disposition is recorded in income. Depreciation is generally provided on a straight-line basis at rates based on estimated useful lives of the properties (buildings 5 to 50 years, machinery and equipment 3 to 20 years).


Income Taxes
The company follows the practice of providing for income taxes based on financial statement earnings. Consolidated income taxes include provisions for additional taxes or tax refunds on repatriation of income earned abroad and also reflect the deferred tax effect of accelerated depreciation and other timing differences in reporting income and deductions for tax purposes.

Capital Stock
Proceeds from sales of capital stock issued under stock option and incentive plans and tax benefits to the company resulting from early disposition of stock acquired by the employees under options are credited to capital stock. Proceeds in excess of cost from sales of treasury stock are also credited to capital stock.


Revenue Recognition
The company follows the practice of reporting income from equipment contracts on the percentage-of-completion method.
Revenue other than equipment contracts, is recorded based on shipment date.


Earnings Per Share
Net earnings per share are based on the weighted average number of shares of capital stock outstanding during the respective year.


Financial Statement Reclassification
Selected prior year information has been reclassified to conform with 1993 annual report presentation.


SUMMARY OF OTHER FINANCIAL DATA

Concentration of Credit Risk
The company sells a majority of its products to customers in the oil and gas industry. While most of the company's business activity is with customers located within North America, the company also services customers in Europe, Africa, the Middle East, Far East, and South America. The company performs ongoing credit evaluations of its customers and generally does not require collateral. When appropriate, the company requires letters of credit or other similar guarantees particularly in international transactions. The company maintains reserves for potential credit losses and such losses have been within management's expectations. As of October 31, 1993, the company had no significant concentrations of credit risk.


Financial Instruments
The fair value of financial instruments is determined by reference to various market data and other valuation techniques as appropriate. Unless otherwise disclosed, the fair values of financial instruments approximate their recorded values.
Marketable securities are stated at their approximate market value.

ACQUISITIONS
On April 14, 1993 the company completed its acquisition of certain assets and liabilities of Welchem, Inc., a wholly-owned subsidiary of Amoco Chemical Holding Company. Results of operations for Welchem are included in the company's Consolidated Statement of Earnings from the date of acquisition. The assets acquired by the company include assets owned by Welchem, Inc. and certain other of Welchem's affiliates which are used in the manufacture and sale of oil and gas exploration and production chemicals, chemical manufacturing and petroleum refining chemicals, custom-blended and toll-manufactured chemicals and the provision of related services. The consideration paid by the company was $33,140,000, subject to a post-closing adjustment for variables in inventory and accounts receivable.
    The acquisition was recorded using the purchase method of accounting. Accordingly, the purchase price has been allocated to the assets and liabilities acquired based on their estimated fair values at the date of acquisition. The assets included certain property, plant, and equipment utilized in the business. Certain intangible assets acquired are being amortized over periods ranging between 5 and 14 years on a straight-line basis.
    The sources of funds utilized by the company for the acquisition were borrowings under lines of credit from various banks which were refinanced through a long term debt private placement in November, 1993.
    The following summary, prepared on a pro forma basis, combines the consolidated results of operations as if Welchem had been acquired prior to November 1, 1991, after including the impact of certain adjustments such as projected savings from consolidation of functions and facilities, amortization of intangibles, increased interest expense on the acquisition of debt, and the related income tax effects.

                                                              (Unaudited)
(Dollars in thousands, except per share amount)            1993         1992
............................................................................
Net Revenues                                           $373,693     $362,940
Net Earnings                                             15,329       18,963
Earnings per share                                     $   1.35     $   1.67
::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::

The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been in effect for the entire periods presented. In addition, they are not intended to be a projection of future results.
    In July, 1993, the company purchased Sulfa-Scrub(R) patents and technology from Quaker Chemical Corporation. These patents are being amortized over 15 years on a straight-line basis. Pro forma results of this acquisition would not be materially different from the results included in the Consolidated Statement of Earnings.


INVENTORIES

Inventories at October 31 are summarized as follows:

(Dollars in thousands)                                    1993        1992
..........................................................................
Raw materials, parts and supplies                      $26,731     $24,162
Finished goods                                          34,435      27,158
Less reserve for revaluation of inventories
  to LIFO cost                                         (17,017)    (17,972)
..........................................................................
                                                        44,149      33,348
Equipment contracts in progress                            575       3,035
Less advance billings                                     (578)     (1,799)
..........................................................................
Inventories, net                                       $44,146     $34,584
::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::

The overall increase in inventories in 1993 principally reflects additional raw materials and products to support new business gained in 1993 primarily through acquisitions. Equipment contracts in progress were lower at year-end 1993 due to a change in mix of jobs in progress at the respective year-end dates.
    Approximately 75% and 70% of total inventories (exclusive of equipment contracts in progress) were accounted for on a last-in, first-out (LIFO) basis at October 31, 1993 and 1992, respectively.


SHORT-TERM BORROWINGS AND LINES OF CREDIT

Short-term funds for certain international operations are obtained through unsecured overdraft facilities and short-term notes payable with local banks and totaled $2,220,000, at October 31, 1993. Domestic short-term funds are obtained through unsecured lines of credit with two banks authorizing borrowings bearing interest at a fluctuating rate below prime determined by the banks' cost of funds. These lines of credit were increased to a total of $66 million during fiscal 1993 for acquisition financing and general corporate purposes, and require a commitment fee on certain unused portions. At October 31, 1993, the amount available and unused under these lines of credit aggregated $18.3 million. The fair value of the company's short term borrowings approximate the carrying amount.
    The consolidated balance sheet at October 31, 1993 includes a reclassification of $40.0 million of short-term debt reflecting the company's refinancing of this debt on a long-term basis on November 5, 1993.


LONG-TERM DEBT

In September, 1993, the company entered into a Note Purchase Agreement with several institutional investors providing for the private placement of its 5.90% Series A Senior Notes due 2000 and 6.39% Series A Senior Notes due 2003 in aggregate principal amounts of $10 million and $30 million, respectively. Proceeds from the sale of these unsecured notes, which were issued in November, 1993, were used to retire short-term borrowings.
    The Note Purchase Agreement contains certain restrictive covenants including limitations on additional borrowings and disposition of assets, and the maintenance of minimum net worth. Long-term debt maturities are (in millions): fiscal 1994 through 1996 - $0, 1997 - $2.0, 1998 - $6.3. The fair value of the company's long-term debt approximates the carrying amount.


INCOME TAXES

Below is a comparative summary of income taxes for each of the three years in the period ended October 31:

(Dollars in thousands)                                    1993        1992        1991
......................................................................................
Current
 United States                                        $  6,898      $4,331      $4,405
 Foreign                                                 3,791       3,506       2,442
 State                                                     800         650         550
Deferred                                                  (603)       (117)        205
......................................................................................
Total                                                  $10,886      $8,370      $7,602
::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::


Pretax earnings related to domestic and foreign operations are summarized below:

(Dollars in thousands)                                    1993        1992        1991
......................................................................................
Domestic                                               $21,765     $16,925     $16,465
Foreign                                                  9,667       7,924       5,894
......................................................................................
Total                                                  $31,432     $24,849     $22,359
::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::


A reconciliation of income taxes at the U.S. statutory rate to the company's reported effective tax rate follows:

                                                          1993        1992        1991
......................................................................................
Income taxes computed at the U.S.
  statutory rate                                          34.8%       34.0%       34.0%
State income taxes                                         1.7         1.7         1.6
Tax benefit - U.S. export sales                           (2.7)       (3.5)       (2.0)
Net loss of foreign affiliates                             0.1         0.9         1.8
Other, net                                                 0.7         0.6        (1.4)
.......................................................................................
Effective tax rate                                        34.6%       33.7%       34.0%
::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::


The deferred income tax provision results from timing differences in the recognition of income and expense for tax and financial reporting purposes. The tax effects of timing differences are as follows:

(Dollars in thousands)                                    1993        1992        1991
......................................................................................
Accelerated depreciation                                $  (65)      $(249)      $ 734
Other, net                                                (538)        132        (529)
......................................................................................
Total                                                    $(603)      $(117)      $ 205
::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::


Income taxes paid during 1993, 1992, and 1991 totaled $8,123,000, $9,394,000 and $5,988,000, respectively.
    In February 1992, the Financial Accounting Standards
Board issued Statement 109, "Accounting for
Income Taxes". Standard 109 will change the company's method of accounting for income taxes from the deferred method (APB 11) to an asset and liability approach.
    The FASB has deferred mandatory implementation of this statement until fiscal 1994. The estimated cumulative effect of implementing the new standard, using current tax rates, will be to reduce the net deferred tax liability by approximately $2 million.
    U.S. federal income tax returns for all years through 1991 have been settled with the Internal Revenue Service.


CUMULATIVE TRANSLATION ADJUSTMENTS

Cumulative translation adjustments represent the effect of translating assets and liabilities of the company's foreign operations.
The following table provides a summary of cumulative translation adjustment changes for each of the three years in the period ended October 31.

(Dollars in thousands)                                    1993        1992        1991
......................................................................................
Balance at beginning of year                           $(4,313)    $  (919)    $ 3,917
Translation adjustments                                 (2,982)     (3,260)     (4,276)
Effects of hedging activities                             (114)       (134)       (560)
......................................................................................
Balance at end of year                                 $(7,409)    $(4,313)    $  (919)
::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::


POST-EMPLOYMENT BENEFITS
The company has a noncontributory final average pay defined benefit plan covering all eligible U.S. employees. Certain benefit improvements under the plan were initiated for current employees as of November 1, 1991, and for most retirees as of January 1, 1992. The company contributes funds to trustees as necessary to provide for current service and for any unfunded prior service costs over a reasonable period. To the extent that these requirements are fully covered by assets on hand, a contribution may not be made in a particular year. Plan assets consist principally of common stocks and fixed income securities. Pension costs for non-U.S. plans are not material in the aggregate and are not included in these disclosures.

    The funded status of the U.S. plan at October 31 was as follows:

(Dollars in thousands)                                    1993        1992        1991
......................................................................................
Actuarial present value of:
  Vested benefits                                     $(62,338)   $(52,446)   $(47,000)
  Nonvested benefits                                    (4,440)     (4,242)     (5,083)
......................................................................................
Accumulated benefit obligation                         (66,778)    (56,688)    (52,083)
Effect of future salary increases                      (18,799)    (18,269)    (17,683)
......................................................................................
Projected benefit obligation                           (85,577)    (74,957)    (69,766)
Plan assets at fair value                              121,868     104,752     101,105
......................................................................................
Excess of assets over projected
  benefit obligation                                    36,291      29,795      31,339
Unamortized net transition asset                       (11,203)    (12,226)    (13,249)
Unrecognized net gain                                  (22,319)    (15,298)    (16,220)
Unrecognized prior service cost                          5,260       5,728       6,713
......................................................................................
Prepaid pension cost at
  October 31                                          $  8,029    $  7,999    $  8,583
::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::

The net pension expense (credit) included the following components:

(Dollars in thousands)                                    1993        1992        1991
......................................................................................
Service cost -
  Benefits earned during the period                   $  2,881     $ 2,710    $  2,316
Interest cost on projected
  benefit obligation                                     6,307       5,868       4,746
Return on plan assets                                  (21,240)     (7,860)    (21,216)
Net amortization and deferral                           12,022        (134)     13,610
......................................................................................
Net pension (credit) expense                          $    (30)    $   584    $   (544)
::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::

    The projected benefit obligation was determined using a discount rate of 7.5% for fiscal 1993 and 8.25% for fiscal 1992 and 1991. The assumed long-term rate of return on plan assets is 8.5% and the assumed long-term rate of compensation increases is 5.0% for fiscal 1993 and 6.0% for fiscal 1992 and 1991. The net transition asset at November 1, 1985 is being amortized over 19 years.
    Consolidated pension expense was $506,000 for 1993, $364,000 for 1992, and $421,000 for 1991.


POST-RETIREMENT BENEFITS
The company implemented Statement of Financial Accounting Standards No. 106 (SFAS 106), "Employers' Accounting for Post-retirement Benefits Other Than Pensions", effective for fiscal 1993. The company elected to immediately recognize its transition obligation of $9,660,000 as the effect of a change in method of accounting. SFAS 106 requires recognition during employees' active service periods of the expected cost of providing post-retirement benefits (primarily health benefits). The company's previous practice was to expense these costs as they were paid. Post-retirement health benefits are provided to current and former employees and their spouses who retire at or after age 55 with 10 years of service. The post-retirement health care plans are contributory, based upon service at retirement and are subject to deductibles and co-payments. The company reserves the right to change or terminate the benefits at any time. The plan is funded as claims are paid.

    The current post-retirement medical benefit expense for fiscal 1993 was as follows:

(Dollars in thousands)
..........................................................
  Current costs
    Service                                       $    268
    Interest                                           793
..........................................................
    Total                                            1,061
::::::::::::::::::::::::::::::::::::::::::::::::::::::::::

The status of the plan at October 31, 1993 was as follows:

..........................................................
Accumulated post-retirement benefit obligation
 (APBO)
  Retirees                                        $ (5,206)
  Fully eligible plan particpants                   (1,050)
  Other plan participants                           (4,645)
..........................................................
                                                   (10,901)
  Unrecognized net loss                                151
..........................................................
Accrued post-retirement medical benefit cost      $(10,750)
::::::::::::::::::::::::::::::::::::::::::::::::::::::::::

Under the former practice of expensing post-retirement benefits when paid, expense would have been $750,000 in 1993, $603,000 in 1992 and $452,000 in
1991.

    For measurement purposes, a health care cost trend of 13.0% was assumed for 1993, grading down gradually over the next seven years to 6.0% and remaining at that level thereafter. The health care cost trend rate has an effect on the accumulated post-retirement benefit obligation and net periodic cost for health benefits. A one-percentage-point increase in the assumed health care cost trend rates would increase the accumulated post-retirement benefit obligation for health benefits at November 1, 1992 by $169,000 and would increase the aggregate of the service and interest cost components of net periodic post-retirement benefit cost for health benefits for 1993 by $17,000. The discount rate used in determining the accumulated post-retirement benefit obligation at the November 1, 1992, and in determining fiscal 1993 net periodic post-retirement medical benefit cost was 8.25%. The discount rate used for the October 31, 1993 measurement was 7.5%.


STOCK OPTION PLANS
On December 10, 1986, the company's Board of Directors approved the 1987 Incentive Stock Option Plan. Under this plan, 600,000 shares of unissued stock were reserved for grant to officers and key employees and may be awarded in the form of stock options or restricted stock units.
     Stock options are granted at prices not less than 100% of fair market value of stock on dates of grant and are issued with a fixed expiration date, not to exceed 11 years from date of grant. Options are exercisable ratably in annual installments of 25% commencing one year from date of grant.
     A restricted stock unit is the right to receive either cash or shares of capital stock, upon fulfillment of certain conditions, without payment to the company. Restricted stock units are contingent upon continued employment or attainment of predetermined performance targets during a restriction period of generally three years. Restrictions on exercise of stock options and contingencies pertaining to restricted stock units will be mitigated if the majority of the company's capital stock is acquired by another person or group.

     No additional grants will be made under this plan. Transactions under the 1987 Incentive Stock Option Plan are summarized below:

                                                                            Stock Options
                                                                  .......................
                                              Restricted           Number         Average
                                                   Stock               of          Option
                                                   Units          Options           Price
.........................................................................................
Outstanding October 31, 1990                      15,536          217,700          $31.22
Exercised                                         (8,625)
Forfeited                                         (3,000)          (6,600)          32.50
Expired                                                            (1,000)          32.50
.........................................................................................
Outstanding October 31, 1991                        3,911         210,100           31.18
Exercised                                            (750)         (8,000)          23.00
Forfeited                                                         (13,600)          31.10
Expired                                                           (13,600)          30.75
.........................................................................................
Outstanding October 31, 1992                        3,161         174,900           31.59
Exercised                                          (1,750)         (6,400)          30.59
Forfeited                                                            (500)          32.50
Expired                                                           (28,700)          31.67
.........................................................................................
Outstanding October 31, 1993                        1,411         139,300          $31.62
:::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::

Under the 1993 Stock Incentive Plan, which was approved by the shareholders on March 1, 1993, 800,000 shares of unissued stock were reserved for grant to executive officers, key managers and non-employee members of the Board of Directors and may be awarded in the form of stock options or restricted stock units. The plan provides that stock options are granted at prices not less than 100% of fair market value of stock on dates of grant and are issued with a fixed expiration date, not to exceed 10 years from date of grant.
     Annually, each member of the Board of Directors who is not an employee of the company and who is elected at an annual shareholders meeting, receives an option to purchase 2,000 shares of the company's capital stock, subject to the five year term of the plan.
     On June 9, 1993, the Board of Directors granted two groups of options under the 1993 plan with different performance criteria. The first group of options is keyed to annual increases in the value of the company's shares, which consists of the market price plus dividends paid. Options to purchase 410,000 shares are exercisable in five years, however, the exercise date may be accelerated if certain criteria are met. The second group of options is keyed to the increase in the value of the company's shares over a five year period commencing on June 9, 1993, the date of the grant. Options to purchase
200,000 shares are exercisable in five years, however, the actual number of shares which can be purchased under the plan will depend on the annual growth in the value of the company's stock.
     During fiscal 1993, the company granted 610,000 stock options at an exercise price of $32.875 per share and 28,000 stock options at an exercise price of $29.00 per share.


ENVIRONMENTAL AND OTHER CONTINGENCIES
Various claims, lawsuits and other legal and administrative proceedings, arising in the ordinary course of business, are pending against the company. The amount of the company's liability, if any, from such proceedings cannot be determined at this time; however, management and legal counsel are of the opinion that the ultimate disposition of such proceedings including environmental matters will not have a material adverse effect on the consolidated financial position or results of operations of the company.


SEGMENT INFORMATION
Statement of Financial Accounting Standards No. 14 requires disclosure of certain industry and world area "segment data." Accordingly, industry segment and worldwide operations data appearing on pages 18 and 19 of this annual report are an integral part of the accompanying financial statements.
     Earnings from operations reported under industry segment data have been charged with corporate expenses of approximately $6.8 million, $6.3 million and $10.3 million in 1993, 1992 and 1991, respectively, of which approximately 90% was allocated to the Specialty Chemical Products segment each year. These corporate expenses consisted primarily of administrative costs which were allocated to segments based upon services provided.
     Profitability of the company's foreign operations by geographic area, as reported on page 19 of this annual report, was determined based on ultimate sales to unaffiliated customers. Total company profit was included in the geographic area of the entity transacting the final sale.

     The following is a reconciliation of foreign earnings from operations, as presented on page 19, to pretax foreign earnings as presented on page 26:

(Dollars in thousands)                                    1993        1992        1991
......................................................................................
Earnings from operations:
  Europe                                               $11,856     $ 8,020     $ 6,354
  Canada/Latin America                                   1,069       2,897       2,219
  Middle East/Far East                                   2,693       1,631       1,635
......................................................................................
                                                        15,618      12,548      10,208
Intercompany charges, net                               (6,784)     (3,394)     (3,464)
Nonoperating income, net                                   833      (1,230)       (850)
......................................................................................
Pretax foreign earnings                                $ 9,667     $ 7,924     $ 5,894
::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::

Intercompany charges include intercompany profits realized in the United States on sales originating domestically and foreign expenses incurred by the domestic company. Transfers between geographic areas were recorded at regular selling prices, less an amount intended to compensate the affiliated purchaser for costs incurred in selling the product, and also to allow a reasonable profit.

RESPONSIBILITY FOR FINANCIAL STATEMENTS
- -------------------------------------------------------------------------------
The management of Petrolite is responsible for the integrity and objectivity of the financial statements of the company and its subsidiaries. The accompanying financial statements, including the notes, were prepared by the company in conformity with generally accepted accounting principles, appropriate in the circumstances, and necessarily include some amounts that are based on our best estimates and judgements.
The financial information in the remainder of this annual report is consistent with the financial statements.
     The company maintains a system of internal accounting control designed and intended to provide reasonable assurance that assets are safeguarded and transactions are executed and recorded in accordance with management's authorization. The system is tested and evaluated regularly by the company's internal auditors as well as by its independent accountants, Price Waterhouse, in connection with their annual audit.
     The adequacy of the company's internal financial controls and the accounting principles employed in financial reporting are under the general surveillance of the Audit Committee of the Board of Directors, consisting of three outside directors and two advisory directors. The independent accountants and internal auditors have free and direct access to the Audit Committee and meet with the committee periodically, with and without management present, to discuss accounting, auditing and financial reporting matters. The committee also recommends appointment of the independent accountants to the Board of Directors.

Petrolite Corporation

REPORT OF INDEPENDENT ACCOUNTANTS

     To the Stockholders and Directors of
     Petrolite Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Petrolite Corporation and its subsidiaries at October 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Petrolite's management;
our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.
     As discussed in the post-retirement benefits footnote to the consolidated financial statements, in 1993 the company changed its method of accounting for post-retirement benefit costs other than pensions.


St. Louis, Missouri
November 30, 1993

5-YEAR SUMMARY

- -----------------------------------------------------------------------------------------------------------------------------
For Years Ended October 31
(Dollars in thousands, except per share data)    1993           1992           1991           1990           1989
.............................................................................................................................
Summary of Operations -
  Net revenues                                 $351,779        $317,950       $323,516       $296,737      $290,849
  Gross profit                                  150,112         130,358        127,504        114,206       111,883
  Earnings from operations                       31,565          24,397         24,418         18,693         9,164
  Interest expense                                1,475             936          1,407            950         1,736
  Non-recurring (charge) credit                                                                              (7,700)
  Earnings before income taxes and effect
    of change in accounting principle            31,432          24,849         22,359         19,868        10,057
  Income taxes                                   10,886           8,370          7,602          6,733         2,930
  Net earnings:
    Before effect of change in accounting
     principle                                   20,546
      Percent of revenues                          6.0%            5.2%           4.6%           4.4%          2.5%
      Return on average stockholders' equity      12.5%           10.0%           8.8%           8.0%          4.3%
    After effect of change in accounting
     principle                                   14,046**        16,479         14,757         13,135         7,127
.............................................................................................................................
Year-end Financial Position -
  Working Capital                              $ 58,060        $ 56,974       $ 58,780       $ 68,544      $ 71,043
  Current ratio                                  1.79:1          1.98:1         2.00:1         2.32:1        2.46:1
  Total properties:
    Gross                                      $288,367        $265,067       $261,990       $249,963      $233,317
    Net                                         124,101         107,022        107,981        104,608        99,262
  Total assets                                  301,145         240,991        243,995        241,803       231,113
  Long-term debt                                 40,000                                         1,674         1,800
  Stockholders' equity                          163,137         164,586        165,953        168,622       160,688
.............................................................................................................................
Per Share Data -
  Net earnings*:
    Before effect of change in accounting
     principle                                   $ 1.82
    After effect of change in accounting
     principle                                   $ 1.24**        $ 1.45         $ 1.30         $ 1.16         $ .63
  Dividends                                        1.12            1.12           1.12           1.12          1.12
  Stockholders' equity                            14.45           14.59          14.62          14.86         14.18
.............................................................................................................................
General -
  For the year -
    Dividends                                  $ 12,638        $ 12,720       $ 12,712       $ 12,707      $ 12,695
    Capital expenditures, net                    35,088          17,567         21,948         14,067        11,737
    Depreciation                                 16,765          15,957         15,603         14,440        14,640
    Research                                     13,587          12,224         11,431         12,242        12,029
    Average number of shares outstanding     11,283,283      11,350,962     11,348,931     11,340,539    11,334,873
  At year-end:
    Number of shares outstanding             11,289,171      11,281,474     11,351,086     11,345,482    11,334,873
::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::

 *Earnings per share are based on weighted averge number of shares outstanding during each year.
**Effect of change in accounting for medical and other post-retirement benefits was a charge of $6,500 or $.58 per share.

                                    30


                                                   CORPORATE ORGANIZATION

DIRECTORS                                                                                           ADVISORY DIRECTORS

William E. Nasser                  Louis Fernandez                  James E. McCormick              William C. Douce
Chairman, President                Retired Chairman of the Board,   Retired President and           Retired Chairman of the Board
and Chief Executive Officer,       President and Chief              Chief Operating Officer,        and Chief Executive Officer,
Petrolite Corporation,             Executive Officer                Oryx Energy Company,            Phillips Petroleum Company,
St. Louis, Missouri                Celgene Corporation,             Dallas, Texas                   Bartlesville, Oklahoma
                                   Summit, New Jersey
Paul F. Cornelson                                                   Thomas P. Reidy                 John P. Harbin
Former Chairman of the Board and   Michael V. Janes                 President and                   Retired Chariman of the Board
Chief Executive Officer,           Investments,                     Chief Executive Officer,        and Chief Executive Officer,
MiTek, Inc.,                       St. Louis, Missouri              Reidy International, Inc.,      Halliburton Company,
St. Louis, Missouri                                                 Houston, Texas                  Dallas, Texas
                                   William E. Maritz
Andrew B. Craig, III               Chairman of the Board,                                           Max R. Lents
Chairman, President and            President and                                                    Director,
Chief Executive Officer,           Chief Executive Officer,                                         Miller and Lents, Ltd.,
Boatmen's Bancshares, Inc.,        Maritz, Incoporated,                                             Houston, Texas
St. Louis, Missouri                Fenton, Missouri

.............................................................................................................................
OFFICERS AND KEY MANAGERS

William E. Nasser                  Stuart Monro                     J. S. Titone                    William F. Haberberger
Chairman, President                Managing Director of             Group Vice President            Controller
and Chief Executive Officer        Petrolite Limited and General    Chemicals
                                   Manager, EuroChem Division                                       Charles R. Miller
Ralph J. Churchill                                                  Ralph E. Werley                 Corporate Secretary,
Vice President,                    Derek Redmore                    Vice President,                 Associate General Counsel
Special Projects                   Vice President,                  Purchasing
                                   Technology                                                       Stephen F. Schaab
Herbert F. Eggerding, Jr.                                           David Winslett                  Treasurer
Executive Vice President and       E. E. Schooling                  General Manager
Chief Financial Officer            Vice President,                  Industrial Chemicals Division
                                   Manufacturing and Distribution
Toby R. Graves                                                      James M. Zemenick
Vice President,                    Richard J. Seidel                Vice President,
General Manager,                   Vice President,                  Administration and
Polymers Division                  General Manager,                 Corporate Development
                                   Petreco Division
John F. McCartney
Vice President,
General Counsel

                                    32

                                                  CORPORATE DIRECTORY


SUBSIDIARIES

Ecuatoriana de                  Petrolite GmbH                   Petrolite Italiana S.p.A.           P.T. Petrolite Indonesia
Petroquimicos-                  P.O. Box 2031                    Via Sasari 86                       Pratama
Petrolite S.A.                  Kaiser-Friedrich                 95127 Catania, Italy                Batu Ampar
Edificio Albatros               Promenade 59                                                         Pulau Batam, Indonesia
Av. de los Shyris               6380 Bad Homburg 1               Petrolite Limited
No. 1240 y Portugal             Germany                          Kirkby Bank Road                    South America Petrolite
P.O. Box 11026                                                   Knowsley Industrial Park            Corporation
Quito, Ecuador                  Petrolite                        (North)                             369 Marshall Avenue
                                Handelsgesellschaft m.b.H.       Liverpool, England L33 7SY          St. Louis, Missouri 63119
Luzzato & Figlio                A-1210 Wien
(France) S.A.                   Bruner Strasse 105               Petrolite Norge A/S                 A.B. Engineering
10 Avenue Percier               Austria                          Harestadvika                        5455 Old Spanish Trail
F-75008 Paris, France                                            4070 Randaberg                      Houston, Texas 77023
                                                                 Norway
Petrolite Canada, Inc.          Petrolite Iberica, S.A.
369 Marshall Avenue             Marques de Urquijo 8             Petrolite Pacific Pte. Ltd.
St. Louis, Missouri 63119       28008 Madrid, Spain              2 Tanjong Penjuru Crescent
                                                                 Jurong, Singapore 2260
Petrolite France, S.A.          Petrolite International
25 Rue Beranger                 Sales Corporation                Petrolite Saudi Arabia Ltd.
F-75003 Paris, France           369 Marshall Avenue              P.O. Box 1940
                                St. Louis, Missouri 63119        Dammam, Saudi Arabia

AFFILIATES

Petrolite Suramericana, S.A.
Edificio Centro Plaza, Torre A
Piso 14, Oficina 14-G
Av. Francisco de Miranda
Los Palos Grandes
Caracas, Venezuela

Petrolite (Malaysia) Sdn. Bhd.
2.12, 2nd Floor, Angkasa
Raya Building
Jalan Ampang
50450 Kuala Lumpur,
Malaysia

Toyo-Petrolite Co. Ltd.
TOIN Bldg. 12-15
2-Chome, Shinkawa
Chuo-Ku, Tokyo 104, Japan

                                 APPENDIX

 1. Throughout the electronic submission of Exhibit 13, register marks are designated by the letter "R" in parentheses.

 2. On page 10 of the printed Annual Report the following type appears on the left side of the page: TO BE THE BEST PROVIDER OF SERVICES IN OUR MARKETS VIA PEOPLE, TECHNOLOGIES AND PRODUCTS WHILE GROWING AND OPTIMIZING PROFITABILITY. Drawing upon a well-established broad base of advanced technology, Petrolite assists customers in meeting the challenge of stringent, ever-expanding environmental regulations. As customers increasingly look to us for help in tackling their toughest technical questions in this area, we see opportunity for greater customer satisfaction and a growing market potential.

    There is also a photograph of Michael Thorne, Petrolite Fuels Specialist pictured in a laboratory along with the following quote: "WORKING CLOSELY WITH OUR CUSTOMERS TO PROVIDE THEM WITH PERSONALIZED, TECHNICAL EXPERTISE TYPIFIES WHAT WE DO BEST."

 3. On page 11 of the printed Annual Report the formula for hydrogen sulfide appears as H2S with the 2 being inferior.

 4. On page 12 of the printed Annual Report the following type appears on the left side: TO BE THE BEST PROVIDER OF SERVICES IN OUR MARKETS
    VIA PEOPLE, TECHNOLOGIES AND PRODUCTS WHILE GROWING AND OPTIMIZING PROFITABILITY. A disciplined acquisition program enhances our product lines and contributes to our ability to meet our customers' growing needs. We target products and services that build upon existing strengths.

 5. On page 13 of the printed Annual Report the following type appears on the right side: "A CLOSER WORKING RELATIONSHIP WITH AMOCO, FACILITATED BY THE WELCHEM ACQUISITION, IS HELPING THE INTERNATIONAL OIL COMPANY DERIVE OPTIMAL PERFORMANCE FROM OUR TREATMENT PROGRAMS IN ITS REFINING OPERATIONS."

    There is also a photograph of William Fahey, Senior Specialist, Petrolite Engineering Services Group standing in front of a Petrolite truck.