Form 10-K, Exhibit 13
period 1994-10-31
PETROLITE CORP
filed 1995-01-27
CIK 77943

                   1 9 9 4    A N N U A L    R E P O R T



                               PETROLITE

                              Successfully
                                Serving
                               the Needs
                               of Growing
                                 Global
                                Markets

PETROLITE AT A GLANCE

Our mission: To be the best provider of services in our markets via people, technologies and products while growing and optimizing profitability.

Petrolite Corporation is a highly integrated technology company serving customers the world over, especially in energy-related industries. Among the products and services we supply are chemical treatment programs, performance-enhancing additives, proprietary polymers, and related process equipment and engineering services.

Our chemical program and equipment design services are individually tailored to enhance customers' profitability. In the oil and gas industry, for instance, we serve every segment from exploration and production to refining and finished product distribution.

Our polymers are used by customers in a wide range of industries, worldwide, to maximize the performance of their products and processes. Adhesives, graphic arts, plastics processing, and personal-care products are just a few of the industries that benefit.

Regardless of the market or the application, our 1,800 employees are driven to provide real value to our customers and to provide it for the long term.

These efforts increasingly involve our long-standing commitment to help customers reach their safety, health and environmental goals. Reflective of this commitment is our participation in the Chemical Manufacturers Association's Responsible Care(R) program.

With our mission statement as our guide, our company expects to continue its 75-plus-year tradition as a leader in the markets it serves the world over.

..............................................................................
Just as infinity has no end, so too Petrolite's commitment to working closely with customers worldwide to provide solutions to their problems is ongoing and without limit.


                              [CONSOLIDATED REVENUE GRAPH]


                            [GROSS PROFIT PERCENTAGE GRAPH]

PETROLITE CORPORATION

                            FINANCIAL HIGHLIGHTS
- ------------------------------------------------------------------------------------------------------------------------------------
                            (Dollars in thousands, except per share data)                                        Increase
                            For Years Ended October 31                                       1994        1993   (Decrease)
....................................................................................................................................
Operating Results:          Net revenues                                                 $369,227    $351,779           5%
                            Net earnings:
                              Before reorganization and accounting changes                 19,503      20,546          (5)
                              Reorganization of chemical operations                       (12,496)
                              Accounting changes<F*>                                        2,037      (6,500)
                              Net earnings                                                  9,044      14,046         (36)
                            Capital expenditures, net                                      21,825      18,923          15
....................................................................................................................................
Financial Position:         Working capital                                              $ 61,028    $ 58,060           5%
                            Total assets                                                  314,939     301,145           6
                            Total borrowings                                               46,124      49,920          (8)
....................................................................................................................................
Per Share Data:             Earnings (loss):
                              Before reorganization and accounting changes               $   1.73    $   1.82          (5)%
                              Reorganization of chemical operations                         (1.11)
                              Accounting changes<F*>                                          .18        (.58)
                              Earnings per share                                              .80        1.24         (36)
                            Dividends                                                        1.12        1.12
                         ...........................................................................................................

                         <F*>Reflects effect of adopting SFAS 109 related to income taxes in 1994 and SFAS 106 related to postretirement benefits in 1993

                         [EARNINGS FROM OPERATIONS GRAPH]

                          [NET EARNINGS PER SHARE GRAPH]

              [PERCENT RETURN ON AVERAGE STOCKHOLDERS' EQUITY GRAPH]

                           [CAPITAL EXPENDITURES GRAPH]

                                                        TO OUR SHAREHOLDERS

"We have taken aggressive, strategic steps to capitalize on these market opportunities and challenges, aiming Petrolite for renewed growth and greater profitability in the years ahead."

William E. Nasser
Chairman and
Chief Executive Officer

Two powerful, yet contrary, market forces shaped Petrolite's performance in fiscal 1994: One was a growing international marketplace for our products and services; the other, a continuing contraction and reconfiguration of the oil industry in North America. The net effect was a decline in our earnings after several years of growth. More importantly, we have taken aggressive, strategic steps to capitalize on these market opportunities and challenges, aiming Petrolite for renewed growth and greater profitability in the years ahead.

We completed a reorganization of our Chemicals Group that was focused on returning our U.S. and Canadian oil field businesses to a positive earnings track. This reorganization, derived from a year-long reengineering study, resulted in new management, sales and service organizations for our Tretolite Division, geared to providing services more highly valued by its customers. It also enabled us to reduce staffing in our North American oil field businesses and corporate support groups - resulting in an estimated annualized savings of $10 million - and pinpoint underutilized facilities and earmark them for closure or sale.

In addition, we formed a strategic global alliance with the Drew Industrial Division of Ashland Chemical Company to serve a larger share of the process and water treatment markets within the petroleum refining industry, worldwide.

We agreed with Pennzoil Products Co. to form a partnership aimed at providing a broad line of wax products to domestic and international purchasers of paraffin, microcrystalline and related synthetic waxes.

We completed construction of a $6.0 million international technology center at our EuroChem Division headquarters in Liverpool, England.

We introduced the XTEND Continuous Protection Program(SM), a new oil field service based on breakthrough technology, that brings a host of new benefits to our customers and, we believe, the potential for increased business to Petrolite.

Short-Term Earnings Impact

As a result of the reorganization, we took a $12.5 million after-tax charge against earnings in the fourth quarter. Of the total, $8.0 million related to severance costs and $4.5 million, to the costs of closing certain facilities and the sales of underutilized assets.

Net income for the year before the reorganization charge and an accounting change adopted in the first quarter amounted to $19.5 million, or $1.73 per share, compared with $20.5 million, or $1.82 per share in fiscal 1993. Including the $12.5 million reorganization charge and a one-time, non-cash tax credit of $2.0 million, income for the 12 months totalled $9.0 million, or $0.80 per share.

Strong International Market Demand

Our EuroChem Division posted its fourth consecutive year of record sales and earnings, generated by strong demand for products and services in refineries throughout Europe and in oil fields in the North Sea, the former Soviet Union and the Middle East.

Our $6.0 million investment in the new international technology center to expand customer service from Liverpool is the strongest evidence of our continued confidence in the growth of our international energy markets. It also defines our continuing commitment to service our major customers wherever in the world they choose to operate. Increasingly, that service is provided in the far corners of the world in response to the increased energy demands from rapidly developing economies.

International demand for our equipment design services strongly contributed to a year of record sales and earnings by our Petreco Division. Crude oil dehydrators and desalters were ordered by clients in the Middle East, Europe and South America, while Fueltec turbine fuel treating systems were sold and delivered to the Middle East and Far East. We also saw a resurgence of orders from U.S. refiners, seeking process system upgrades.

Our Polymers Division this year turned in a strong double-digit increase in earnings by reducing its volume of low-profit commodity business and focusing instead on higher-margin specialty markets. Sales of high-performance polymers used in paraffin modification, leather finishing and graphic arts showed strength, while sales of polymer additives for plastics increased, especially in Asia.

The Chemicals Group, as already mentioned, underwent a reorganization focused on its Tretolite Division. In so doing, the division consolidated product lines, streamlined business practices, and dramatically reshaped some field operations to more efficiently serve the domestic oil field industry, which has been racked by business consolidations.

The intent of the reorganization, however, was not simply to strip excess costs from its operations, but to achieve greater customer satisfaction as well, by providing a more integrated, team selling and service approach to the business. Full implementation of these initiatives will be achieved during fiscal 1995.

The Group's International Division posted a strong sales and earnings improvement in Southeast Asia, especially in Indonesia and Thailand. Business in Venezuela and Mexico, however, continued soft in the wake of currency devaluations and political unrest.

The Industrial Chemicals Division continued as the Group's strongest performer, posting a hefty double-digit increase in sales and earnings with good performance in all areas. Sales of fuel performance and refinery fuel additives were up once again, consistent with our positive trend of the last several years. Innovative programs to mitigate hydrogen sulfide problems also showed increased customer acceptance.

Investing In Our Future

We continued to invest in research and development efforts to benefit our customers through improved products and services. An outstanding example of an R&D effort turned commercial success is our new XTEND Continuous Protection Program(SM), which we rolled out this fall.

This program is revolutionary in the way that it protects oil wells against corrosion, scale and solids buildup. Using our fleet of specially outfitted treater trucks, we now service individual oil wells with periodic batch treatments that provide the characteristics and benefits of continuous chemical treatment. This is achieved via a patented time-release feature developed by our research staff. As a result, our customers receive superior well protection and other benefits, while we are able to lower fleet operating costs.

Our joint business alliance with Energy BioSystems Corporation continues to make headway in its efforts to commercialize a breakthrough biocatalytic desulfurization process for hydrocarbon fuels and feedstocks. Though still experimental, the process could take a step forward in early 1995, when we will install and begin operating a biocatalytic desulfurization pilot plant.

At our Bayport, Texas, plant, we completed work on a $3.5 million flare system, designed to capture and incinerate volatile organic compounds and other potential pollutants. We also have nearly completed construction there of a $3.0 million automated washing system for our PetroCare(TM) and I-Pak(TM) chemical handling containers. These specially built containers have found strong favor with our refinery and oil field customers who want to minimize their use of drums and add advanced protection against airborne emissions and spills.

We also successfully continued our quest for company-wide certification as a quality supplier under the most rigorous international standards - ISO 9001. Our Petreco Division, Industrial Chemicals Division and Chemicals Group support operations earned certification this year from DNV of the Netherlands, a certified quality auditing firm. They join our EuroChem and Polymers divisions in having earned this elite status.

New Directors Strengthen Board

We are pleased that Paul H. Hatfield, president and chief executive officer of Protein Technologies International, a Ralston Purina company, and Richard L. O'Shields, retired chairman of the board of Panhandle Eastern Pipe Line Company, joined our board of directors in March. They have contributed notably to our efforts this past year.

Also in March, the board adopted a stockholder rights plan granting capital stock purchase rights to Petrolite stockholders under certain circumstances. Similar to plans adopted by more than 1,500 publicly traded companies nationwide, Petrolite's plan is designed to deter coercive or unfair takeover tactics aimed at gaining control of the company without paying all stockholders a full and fair price.

Favorable Outlook

Our expanding global markets will continue to set our future course. By the year 2000, a clear majority of our revenues and earnings should be derived from international business. Our EuroChem Division continues to flourish in established European, African and Middle Eastern oil field and refining markets and is at the forefront of penetrating new markets. In Russia, Kazakhstan and other areas in Eurasia, we have been very successful in introducing both old and new customers to the full range of our resources and services.

Similarly, our business should remain vigorous in the Far East, where we recently opened an office in China, registered for business in Vietnam, and continue ongoing negotiations on several new business alliances in existing markets.

Prospects for our Polymers Division remain equally bright. Its Corporate Development Program, which offers clients customized products derived from our core technologies, should continue to find strong favor with customers. Our partnership with Pennzoil, to be called Bareco Products, is scheduled to begin operations in Rock Hill, South Carolina, on April 1, 1995. By combining resources as equal partners in this venture, our Polymers Division and Pennzoil bring together noncompeting, highly complementary products and technologies, which will be of solid benefit to customers. It also should generate strong synergies to enable more effective and profitable competition in traditional wax markets.

Similarly, our global, strategic alliance with Drew Industrial Division of Ashland Chemical positions us to offer an integrated approach to water and process treatment management to refinery customers worldwide. Petrolite provides the leadership role in the management of crude oil through its specialty chemicals and desalter equipment. Drew adds strength to the alliance through its unique understanding of refinery utility systems, its extensive water treatment products and services, and its access to state-of-the-art refinery research and development.

Our Petreco Division, meantime, has a near-record backlog of equipment orders that should continue its strong revenue and earnings performance.

In our North American oil field businesses, we are aiming for significantly improved performance as a result of the strong action taken this past year. Moreover, we believe that customer-supplier alliances will continue to be a dominant trend and that our pioneering efforts in these business relationships will continue to benefit us.

At year-end fiscal 1994, Amoco - our single largest customer - conferred on our Tretolite Division the special status of "Approved Supplier of Production Chemicals" in recognition of their highly successful working relationship. We believe our corporate-wide, total-service commitment to companies like Amoco is one key to our long-term growth.

In summary, we have taken decisive action to capitalize on worldwide business opportunities and have worked aggressively to rectify shortfalls in our domestic oil field businesses. As the benefits of these actions are realized, we can truly begin to leverage the advantage we hold as a leader in the markets we serve. Quite simply, we believe that our employees are the best in the world at what they do, and with the proper support and resources, they can outperform any competitor, anywhere.

For all of these reasons, we believe fiscal 1995 holds the promise of renewed strength in all of our businesses with improved operating earnings to match.



/s/ William E. Nasser

William E. Nasser
Chairman and
Chief Executive Officer
December 27, 1994

Subsequent to year-end, we announced on December 9, 1994, that Petrolite Corporation had signed a letter of intent to acquire substantially all of the assets of Wm. S. Barnickel & Company, its largest stockholder, in a tax-free reorganization between the two companies. We believe this letter of intent, which is summarized on page 15 of this report, represents another significant, positive milestone in our company's growth.

In our quest to achieve total customer satisfaction, Petrolite personnel the world over provide real added value - that something extra - through their dedicated hard work and sophisticated use of the company's core technology, products and services. On the following pages, we describe how their efforts create that added value as they provide routine and not-so-routine service to customers operating in different parts of the world.

innovative technology

When a major North Sea oil producer needed to comply with new, more stringent environmental regulations governing offshore production, Petrolite responded with innovative technology - a unique "green" corrosion control program.

The North Sea is one of the most challenging areas on earth to produce oil and gas: It is remote, hostile and, for oil field equipment, a highly corrosive environment. It's also ecologically sensitive and protected - especially in the Norwegian sector - by tough environmental regulations that are slated to become even more stringent in the years ahead. One producer, which operates offshore platforms there, wanted to ensure that its operations would remain in compliance with those regulations without sacrificing the corrosion protection afforded by existing treatment programs. This would be a tall order for any oil field chemical and services supplier. Petrolite, however, simply set in motion a technical task force which formulated a totally new approach to providing superior corrosion control.

Petrolite's "green" team included scientists from the United States and England who screened existing corrosion-control chemistries to find the best candidates for further research. "We focused on three parameters," explained Senior Research Fellow Richard Martin, "toxicity, biodegradability and corrosion protection." In less than a year, the team had formulated a totally new kind of product. "It's been such a resounding success that word is getting around the industry," Martin said. "Offshore producers in Southeast Asia, the Arabian Gulf, the Gulf of Mexico and elsewhere have shown interest and for good reason. This technology offers a combination of superior corrosion control and environmental protection that's hard to beat." The next step is to apply the technical lessons learned to other oil field product lines.

rapid response

In a remarkably short span of time, Petrolite used its worldwide resources to fully commercialize a new product in rapid response to an unusual and costly sulfur problem faced by a major oil producer operating in Kazakhstan.

Mercaptans are naturally occurring, sulfur-based, organic compounds that are highly corrosive and very foul-smelling. They're rarely significant contaminants in crude oil but, when they are, they can make the oil unsalable if pipeline companies won't accept it. That's exactly what happened to Chevron and its Kazakh partners operating in the Tengiz field. Their options at first seemed limited and costly: Construct a desulfurizing plant and, in the meantime, blend the contaminated oil with clean oil produced elsewhere to reduce the mercaptan concentration - drastically reducing production from their own field in the process. The most value-added solution was to call in Petrolite, with its leading-edge technology and resources in the management of sulfur problems in hydrocarbon applications.

Since no off-the-shelf solution existed for this problem, a Petrolite research team quickly synthesized a product to do the job. With Chevron's encouragement, Petrolite personnel in Kirkby, England, and St. Louis then expedited development work, including pilot plant experiments, toxicology and corrosion studies, performance testing and more. Chevron pitched in, too, refining samples of treated oil at one of its U.S. refineries to ensure that it wouldn't adversely affect downstream operations. With arrival of the first commercial product shipment in Tengiz, Petrolite began a 30-day trial. "Before long," said Petrolite Limited Managing Director Stuart Monro, "Chevron had doubled its oil production and without a hint of the mercaptan problem - all the result of a new product and application technology commercialized in just six months' time."

best value

Following an intense competition with four other suppliers in the Middle East, Petrolite won a major oil-treating account by offering the best value - a combination of superior service, technology and cost competitiveness which was clearly unmatched in terms of overall performance.

Crude production in the giant oil fields of the Middle East is becoming increasingly "wet." That is, greater quantities of water and sediment are now produced with every barrel of oil and that percentage of water will steadily increase as these fields mature. The oil fields in Oman are no exception. The use of chemical demulsifiers there continues to be one of the most cost-effective means of removing these impurities, which can cause a host of process problems in downstream transportation and refining operations. In one major field, the producer was looking to replace a supplier of five years with one offering an all-important benefit - assistance in increasing operating profits for the long term.

As a leading supplier of oil-treating chemical programs in the Middle East for decades, Petrolite was among five companies invited to submit a proposal for the field. One of Petrolite's most experienced field technologists was immediately dispatched. Before long, he had analyzed the entire field and determined that a customized blend of several intermediate demulsifiers would provide the very best oil-water separation. A team of Petrolite specialists then charted a treating regimen that keyed on the lowest chemical injection rates, the optimum injection points, and a monitoring program to ensure that the desired results were achieved. "We were awarded this business," explained a confident Dr. George Makar, Petrolite's Middle East operations manager, "because we fielded the best people, to provide the best service program, at the best price." That's a proven formula for business success anywhere in the world.

total quality

For an international, personal-care products company seeking a global supplier of a performance additive for a product to be manufactured and distributed initially in Southeast Asia, total quality in every aspect of the supply chain was a must.

Gaining a decisive performance edge in a consumer product market is critically important to sales success and, once achieved, it must be vigorously protected. That means that additive and raw material suppliers must provide products of uncompromising quality and consistency - and if delivered overseas, through fail-safe channels of distribution. This particular manufacturer also needed a supplier focused on service, one that could fine tune its products when necessary to maximize their performance. Finally, the manufacturer wanted a supplier that would protect its proprietary formulations and technology. For all of these reasons and more, this company chose Petrolite's Polymers Division.

"Providing companies the world over with this consistency of quality and service is what's rapidly building our business," said International Sales Manager Jeff Simmons. With distribution centers in Asia Pacific, Europe, Latin America and the United States, the Polymers Division has become a resource that clients trust, and its certification to international quality standard ISO 9001 adds to their confidence. "As many of our own, unique products are based on proprietary processes, we are mindful of the need to guard our clients' technology," added Division General Manager Toby Graves. "In all, we maintain secrecy agreements with more than a hundred major corporate customers" - among them, this personal-care products company which now orders the division's additive for more than 20 of its plants in Southeast Asia, Europe and Latin America.

dependability

A major fuel marketer and refiner serving the eastern United States wanted to offer a new premium diesel fuel, which would require a high-performance additive package. In choosing an additive supplier, dependability was a critical factor.

In a market where success is built on customer confidence, Star Enterprise Inc. wanted to be sure that its new diesel fuel would consistently deliver the highest quality performance - trouble-free engine operation whether in blistering heat or blizzard cold. So any additive supplier would not only have to meet demanding product performance specifications, but be capable of helping to solve the inevitable technical problems that crop up in the course of a major fuel marketing effort. Thirty-four fuel terminals would be involved in the rollout - from Bangor, Maine, to Corpus Christi, Texas - and in every customer tankful of Star premium diesel there would have to be a star performer.

Following an intensive review and selection process, Star chose Petrolite to be its additive supplier for this new premium fuel. "What's really gratifying," said Petrolite sales manager Ken Berlanti, "is that Star selected us even though we were by no means the low-bid supplier. We were, instead, the company that offered the experience, the commitment to total service, and the proven dependability to assure them that their needs would be met whenever and wherever they arose." The new additive package formulated exclusively for Star provides fuel stability, corrosion protection, cetane enhancement, lubricity, detergency and more. "We're looking forward to building on this partnership," added Berlanti, "and helping them any way we can to improve their business."

proactive efforts

Unfavorable economics has made it increasingly difficult for major oil producers to operate profitably in the United States. Through its proactive efforts in an alliance with Amoco, however, Petrolite is helping to extend the production life of one of the nation's oldest oil fields.

The Salt Creek field in central Wyoming was first drilled in 1889. Through the decades, daily production has steadily declined from 97,000 barrels at its peak in the 1920s to just over 7,000 barrels today. Production costs, meantime, have steadily climbed. Amoco's continued operation of this field hinged on its ability to increase its profitability and that meant working in partnership with its suppliers to solve problems. With Petrolite's help, Amoco determined that one of its most costly problems was downhole corrosion - responsible not only for oil well tubing and rod failures but the production of an inordinate amount of "bad oil," that is, oil contaminated with unacceptably high levels of emulsion and solids.

Working as a close-knit team, Amoco and Petrolite personnel structured a totally new corrosion control program, one that took into account its total effects, field-wide, to provide the best overall financial return. After the first year of operation, the results were impressive: Tubing failures had declined by more than 50 percent, rod failures, by 75 percent, and bad oil production had been virtually eliminated. "This is just one of many problems we've solved together," said Petrolite field sales representative Mike Briggs. As one who daily shares an office and on-line computer information with Amoco operations personnel, Briggs emphasized that his involvement is not limited to chemical program management. "I'm encouraged to make a positive difference wherever I can," he said, "and that's something I take great pride in doing."

FINANCIAL REVIEW
- -----------------------------------------------------------------------------
1994 OPERATING RESULTS

Consolidated Revenues, Net Earnings and Earnings per Share

(Dollars in thousands,
except per share data)                      1994        1993        1992
..............................................................................
Revenues                                $369,227    $351,779    $317,950
Net earnings-
  Before reorganization and
    accounting changes                    19,503      20,546      16,479
  Reorganization of chemical
    operations                           (12,496)
  Accounting changes                       2,037      (6,500)
  Net earnings                             9,044      14,046      16,479
Earnings per share-
  Before reorganization and
    accounting changes                      1.73        1.82        1.45
  Reorganization of chemical
    operations                             (1.11)
  Accounting changes                         .18        (.58)
  Earnings per share                         .80        1.24        1.45
..............................................................................

Revenues rose 5% in 1994 to $369,227,000 on the strength of the company's international operations, while North American revenues were down 4% from 1993.
   Excluding the reorganization of the chemical segment operations and accounting changes, net earnings decreased by $1,043,000 from 1993 to $19,503,000. The decline resulted from the weak performance of the company's North American oil field chemical operations which were affected by the continuing weakness in the domestic oil field markets. All other divisions showed improved profits and continued to perform well, especially those serving the international markets.
   During 1994, the company charged pretax earnings for $20,025,000 to provide for a reorganization of its chemical segment operations. In addition, the company adopted Statement of Financial Accounting Standards No. 109 relating to accounting for income taxes, which resulted in a nonrecurring, non-cash, benefit of $2,037,000 or $0.18 per share. In 1993, the company adopted Statement of Financial Accounting Standards No. 106 related to medical and other postretirement benefits, which resulted in a nonrecurring, non-cash, after-tax charge of $6,500,000, or $0.58 per share. Considering these accounting changes and the reorganization charge for the chemical segment operations, net earnings decreased $5,002,000 in 1994 to $9,044,000.

Revenues
(Dollars in thousands)                1994        1993        1992
..............................................................................
Specialty Chemical Products       $344,846    $332,512    $301,484
Equipment                           24,381      19,267      16,466
..............................................................................

Total                             $369,227    $351,779    $317,950
..............................................................................
..............................................................................

Revenues from sales of Specialty Chemical Products increased $12,334,000 in 1994 representing a 4% gain. Tretolite Division revenues were lower reflecting the weakness in the domestic oil field market. Sales of oil field chemicals outside of North America showed continued solid growth, particularly in Europe, the Middle East and Southeast Asia. Sales of refinery process services and fuel performance additives were also higher in 1994 after posting good growth in 1993. Polymers Division revenues were comparable to 1993 as elimination of some very low margin commodity wax business in Europe was offset by realized gains in other international markets.
   Revenues from equipment sales were $24,381,000, up 27% from 1993. Equipment design business revenues were boosted by several large contracts involving overseas sales of turbine fuel treatment systems and oil field dehydrators and a resurgence of orders from U.S. refiners seeking system upgrades. The division will also carry a strong backlog of contracts forward into fiscal 1995.

Earnings from Operations
(Dollars in thousands)                                  1994        1993        1992
.........................................................................................
Specialty Chemical Products                          $26,172     $29,714     $24,410
Reorganization costs                                 (20,025)
Equipment                                              3,278       1,851       1,343
Loss on disposition of subsidiary's assets                                    (2,618)
Gain on termination of subsidiary's pension plan                               1,262
.........................................................................................

Total                                                $ 9,425     $31,565     $24,397
.........................................................................................
.........................................................................................

Operating earnings of Specialty Chemical Products declined 12% from 1993 due to the weak performance of the North American oil field business. Operating earnings of all other Specialty Chemical operations increased over 1993 levels. The Polymers Division improved its margins as a result of a reduction in lower margin sales being replaced with higher margin products. Both the Industrial Chemicals Division and the EuroChem Division recorded improvements on last year's profitability due to an increased sales base and leveraging their operating expenses accordingly.
   The Equipment segment earnings increased 77% due to stronger contract revenues, both domestically and overseas, and by effectively controlling its operating expenses which were up only nominally over the prior year.
   The company has charged pretax earnings with $20,025,000 to cover a reorganization of its Chemical segment operations. This reorganization, which results from a reengineering study of the oil field operations and a decision to exit the manufacturing of microcrystalline waxes, will result in the elimination of approximately 290 jobs, and the discontinuance of all chemical manufacturing operations at Webster Groves, Missouri, and Clear Lake, Texas, discontinuance of ethoxylation activities at Barcelona, Venezuela, and discontinuance of the microcrystalline wax manufacturing process at Kilgore, Texas, and Barnsdall, Oklahoma. (See the reorganization footnote for additional information.)

Interest (Expense) Income, Net
(Dollars in thousands)                1994        1993        1992
..............................................................................
Interest and dividend income      $    850    $    828      $1,324
Interest expense                    (3,371)     (1,475)       (936)
..............................................................................
Interest (expense) income, net    $(2,521)    $  (647)      $  388
..............................................................................
..............................................................................

Interest expense increased during 1994 due to a full year of interest on the $40 million private placement concluded in September 1993.

QUARTERLY RESULTS

Condensed quarterly unaudited summaries of financial results during fiscal
1994 and 1993, which total to the annual results, are as follows:

(Dollars in thousands, except per share data)
..............................................................................
                                                         Net    Earnings
Three Months                               Gross    Earnings      (Loss)
Ended                       Revenues      Profit      (Loss)   per Share
..............................................................................
1994
..............................................................................
January 31
  Before effect of
    accounting change        $91,796     $38,101      $5,414        $.48
  After effect of
    accounting change         91,796      38,101       7,451         .66
April 30                      90,556      37,381       4,330         .38
July 31                       90,223      38,673       3,767         .34
October 31                    96,652      39,589      (6,504)       (.58)
..............................................................................

1993
..............................................................................

January 31
  Before effect of
    accounting change        $80,163     $33,843      $4,826        $.43
  After effect of
    accounting change         80,163      33,843      (1,674)       (.15)
April 30                      85,944      36,864       5,197         .46
July 31                       92,597      38,900       5,223         .46
October 31                    93,075      40,505       5,300         .47
..............................................................................
..............................................................................

Colder temperatures throughout North America during the first quarter boosted demand for our new chemical cold flow improvers for refinery process feedstocks and finished fuels. Demand for hydrogen sulfide abatement programs also increased.
   A steep decline in the price of crude oil in the early part of the year triggered cost cutting moves by major and independent producers in North America that severely impacted our second and third quarters.
   While the domestic and Canadian oil field business remained sluggish, the international business continued its strong performance resulting in the fourth quarter earnings rebounding to $0.53 per share before the reorganization charge (as previously mentioned). The charge amounted to $1.11 per share in the fourth quarter.
   During the first quarter of fiscal 1994 and 1993, the company adopted accounting changes consisting of a one-time, non-cash tax credit of $2.0 million or $0.18 per share in 1994 and a nonrecurring, non-cash, after-tax charge of $6.5 million, or $0.58 per share to cover medical and other postretirement benefits in 1993.

FOREIGN CURRENCY EXCHANGE AND TRANSLATION

(Dollars in thousands)               1994         1993        1992
..............................................................................
Earnings statement: (loss) gain-
  Pretax                           $ (322)     $    51     $   514
  After-tax                          (252)          33         357
Balance sheet-
  Net change in cumulative
    translation adjustment         $5,090      $(3,096)    $(3,394)
..............................................................................
..............................................................................

The company's exchange gains and losses were attributable principally to the effects of changes in value of the U.S. dollar-denominated asset and liability accounts of its foreign subsidiaries and closing of foreign currency futures contracts. The company uses several measures to protect returns on its foreign subsidiary net assets from significant changes in the value of the dollar versus foreign currencies. These measures include pricing adjustments, maintenance of offsetting asset and liability balances, and investment in foreign currency futures contracts. There were no significant contracts outstanding at year-end. Balance sheet changes in the cumulative translation adjustment reflect the general fluctuation in the value of the U.S. dollar versus foreign currencies in all three years.

FOREIGN INVESTMENTS

Petrolite's net investments in its foreign subsidiaries and affiliates as of
October 31 are identified below by geographic area:
(Dollars in thousands)                1994        1993        1992
..............................................................................
Europe                             $42,657     $35,391     $37,540
Far East                            16,620      15,224      13,423
Canada                               8,718       8,177       5,112
Middle East                          6,651       6,096       5,404
Latin America                        2,429       4,169       3,270
..............................................................................
Total                              $77,075     $69,057     $64,749
..............................................................................
..............................................................................

The increase in Petrolite's investment in Europe is due to the positive earnings contributions from the European operations this past year and to a strengthening in general of the European currencies against a weakening U.S. dollar.

LIQUIDITY/CAPITAL RESOURCES

(Dollars in thousands)                1994        1993        1992
..............................................................................
Working capital-
  Cash and marketable securities   $20,564     $ 8,799    $ 17,852
  Other                             45,705      49,261      39,122
Debt-
  Short-term                         6,124       9,920      13,582
  Long-term                         40,000      40,000
Ratios-
  Current                           1.83:1      1.79:1      1.98:1
  Long-term debt/total
    capitalization                   .19:1       .20:1
..............................................................................
..............................................................................

The company's primary sources of liquidity are cash provided by operating activities and $26 million of unsecured lines of credit. Working capital increased to $66 million at October 31, 1994, up from $58 million at October 31, 1993, with the current ratio increasing slightly to 1.83:1 from 1.79:1. The improvement of the debt-to-capital ratio was due to an increase in shareholders' equity and a decrease in debt.

   The company's strong financial position and adequate credit availability provide a high degree of flexibility in obtaining additional funds on competitive terms. Historically, the company has relied on internally generated funds to finance the growth in its asset base. With our strategic change to a more aggressive acquisition program, the need for additional external financing in the future will be likely. Detailed information on the company's cash flows is presented in the Consolidated Statements of Cash Flows.

CAPITAL EXPENDITURES AND DEPRECIATION

(Dollars in thousands)           1994        1993        1992
..............................................................................
Capital expenditures, net     $21,825     $18,923     $18,295
Depreciation                   19,326      16,765      15,957
..............................................................................
..............................................................................

Major capital expenditures were made in 1994 for the new customer service center and technology laboratory in Kirkby, England, replacement of the company aircraft, continued investment in containers that are more environmentally safe to replace 55-gallon drums, and upgrading of our Bayport manufacturing facility, including the construction of a new semi-bulk distribution facility and emission control improvements.
   For 1995, major projects will include the continued expansion and upgrade of the Bayport and Kirkby chemical manufacturing plants, additional investment in containers that are more environmentally safe, upgrading the Nisku, Canada, blending and distribution facilities, and modification of contract treating trucks.
   The company expects 1995 capital expenditures to be slightly higher than 1994 expenditures.

ACQUISITIONS, JOINT VENTURES, AND ALLIANCES

During fiscal 1994, the company agreed to acquire the 50% of Petrolite Suramericana, S.A. that it did not own in exchange for shares of Petrolite stock. The balance sheet effect of this transaction resulted in additional assets of approximately $2,750,000, assumed liabilities of $2,250,000 and the issuance of $500,000 in Petrolite stock.
   The company announced a partnership between its Polymers Division and Pennzoil Wax Partner Company to market a broad line of wax products to purchasers of paraffin, microcrystalline and related synthetic waxes, worldwide. Previously, the two companies manufactured and sold noncompeting wax products. Pursuant to the partnership agreement, the company will discontinue manufacturing microcrystalline waxes.
   The Chemical Group entered into a strategic global alliance with Ashland Chemical Company's Drew Industrial Division to integrate water and process treatment management worldwide, resulting in greater administrative and operating efficiencies.
   In 1993, the company acquired certain assets and liabilities of Welchem, Inc., a wholly owned subsidiary of Amoco Chemical Holding Company. The consideration paid by the company was $33,140,000 less certain post-closing adjustments. The company also purchased Sulfa-Scrub(R) patents and technology from Quaker Chemical Corporation in 1993. These patents are being amortized over 15 years on a straight-line basis. During the last quarter of 1993, the company acquired certain assets of Chemical Specialties Corporation of Louisiana to better serve oil and gas producers, especially those operating off the U.S. Gulf Coast.

WM. S. BARNICKEL & COMPANY

On December 9, 1994 the company announced that it had signed a letter of intent pursuant to which the company would acquire substantially all of the assets of Wm. S. Barnickel & Company ("Barnickel Company"), its largest stockholder, in a tax-free reorganization between the two companies. The Petrolite shares owned by Barnickel Company comprise about 47% of the outstanding shares of Petrolite capital stock. The following is a brief summary only. The letter of intent is described in more detail in a current report for Form 8-K filed December 12, 1994.
   In exchange for substantially all of the assets of Wm. S. Barnickel & Company, which consist primarily of 5,337,360 shares of the company's capital stock, the company would issue to Barnickel Company an equal number of new shares of its capital stock. The company also would issue a small number of additional shares of its capital stock, not likely to exceed 200,000 shares, to acquire all or some of the oil and gas properties owned by Barnickel Company and would assume certain Barnickel Company liabilities for fees and expenses associated with the proposed transaction, and certain reorganization taxes, in the aggregate amount of $9.0 million.
   The contemplated transaction would include dissolution of Barnickel Company and distribution of the company's capital stock to the trusts that own
Barnickel Company stock and, thereafter, to the beneficiaries of one of the trusts; a Stockholder Agreement containing specified limitations on the purchase and sale of Petrolite shares, and associated standstill provisions and voting rights limitations on the trust beneficiaries who will receive the majority of the company's capital stock issued in the transaction; a Registration Rights Agreement providing specified registration rights to certain recipients of the Petrolite shares; and expansion of the company's
Board of Directors to eleven members, with the additional two members to be proposed initially by Barnickel Company.
   The transaction remains subject to a number of contingencies, including execution of a definitive agreement and the receipt of certain favorable rulings from the Internal Revenue Service regarding the tax treatment of the transaction.
   Barnickel Company and the company are in the process of preparing and negotiating the terms of a definitive agreement. Upon the closing of the transaction, the company expects to take a charge against earnings of approximately $10.5 million, or $0.93 per share, reflecting the designated liabilities of Barnickel Company assumed by the company and other expenses of the company associated with the transaction.

STOCKHOLDERS' EQUITY/CAPITAL STOCK

(Dollars in thousands, except per share data)           1994        1993
..............................................................................
At October 31-
  Stockholders' equity                              $165,589    $163,137
  Number of shares outstanding                        11,325      11,289
  Stockholders' equity per share                    $  14.62    $  14.45
  Return on average stockholders' equity-
    Before reorganization and
     accounting changes                                 11.9%       12.5%
    After reorganization and
     accounting changes                                  5.5%        8.6%
..............................................................................
..............................................................................

Petrolite has stock option and incentive plans which are described in detail in the Notes to Consolidated Financial Statements on page 27. The company also has contributory employees' savings plans, which include an option for investment in Petrolite stock which is partially funded by the company. These plans are administered by an independent trustee that purchases shares on the open market on a current basis.
   In 1994, Petrolite agreed to acquire the 50% of Petrolite Suramericana, S.A., that it did not own in exchange for $500,000 of Petrolite stock.

Dividends Per Share
Petrolite paid quarterly dividends of $0.28 per share for a total annual dividend of $1.12 per share in both fiscal 1994 and 1993. Petrolite has paid dividends every year since its incorporation in 1930 and has maintained or increased its dividends per share every year since 1946.

Capital Stock Prices
The high and low bid prices for 1994 and 1993 are shown in the following table compiled from published sources:
                                1994                    1993
                          ................        ................
Quarter Ending            High         Low        High         Low
..............................................................................
January 31             $40 1/4     $30 3/4     $34         $24
April 30                37 1/2      29 3/4      33 3/4      27 3/4
July 31                 37          29 3/4      39 1/4      28 1/4
October 31              33 3/4      28          40 1/4      32
..............................................................................
..............................................................................

Petrolite Corporation's capital stock is included in the NASDAQ National Market System of over-the-counter securities. The company's capital stock is traded under the symbol PLIT. As of October 31, 1994, Petrolite had 2,181 shareholders of record.

PRIOR YEARS' OPERATING RESULTS

1993 vs. 1992
Petrolite's revenues rose 11% in fiscal 1993 to $351,779,000. All of the company's operating divisions participated in the revenue improvement. About 50% of the increase came from the acquisition of the assets and business of Welchem, Inc., a subsidiary of Amoco Chemical Holding Company, which was completed in April 1993.
   Net earnings in fiscal 1993, before effect of a change in accounting principle, increased 25% to $20,546,000, or $1.82 per share, compared with $16,479,000, or $1.45 per share, in the prior period. All operating divisions also shared in the earnings improvement.
   During 1993, Petrolite adopted Statement of Financial Accounting Standards No. 106 related to medical and other postretirement benefits, which resulted in a nonrecurring, non-cash, after-tax charge of $6,500,000, or $0.58 per share. This charge reduced reported fiscal 1993 earnings to $14,046,000, or $1.24 per share.
   Revenues from sales of Specialty Chemical Products were $332,512,000 in fiscal 1993, a 10% increase over fiscal 1992. New business gained as a result of the Welchem acquisition accounted for approximately 60% of the improvement. The largest revenue increase was realized by the Tretolite Division principally due to the Welchem acquisition. New revenue sources also included the hydrogen sulfide management programs added to Petrolite's service offerings through purchase of Sulfa-Scrub(R) patents and technology from Quaker Chemical Corporation.
   The Industrial Chemicals Division also benefitted from acquiring the Welchem customer base. In addition, there was continued strong demand for fuel additives and the division's basic refinery product base. Oil field and industrial chemical sales also showed good improvement in Latin American markets and the Pacific Rim.
   Major sales volume gains were realized by the EuroChem Division, although a general decline in the value of European currencies versus the dollar diluted the comparative revenue effect. Larger revenue gains were in the Middle East, Northern Europe and Africa. The Polymers Division also posted higher revenues in international markets which offset the impact of sluggish demand in domestic markets.
   Equipment revenues were $19,267,000, a 17% increase over fiscal 1992. Petreco Division equipment contract activity accelerated significantly, particularly in Europe and the Pacific Rim. The Division also enjoys a healthy backlog of contracts to be realized in fiscal 1994.
   Operating earnings of Petrolite's Specialty Chemical Products business segment improved 22% to $29,714,000 in fiscal 1993. All divisions contributed to the improvement. Operating margins of the Tretolite and Industrial Chemicals divisions were higher due to more favorable product mix, stable raw material costs and the beneficial impact of higher sales volumes on fixed operating costs. There were also improved contributions from Latin America and the Far East.
   The EuroChem Division significantly improved its profitability, despite the effect of generally weaker currencies on revenues. Operating earnings of the Polymers Division improved on higher revenues, while margins were tested by intense competition in several product lines.
   The company's Equipment segment generated operating earnings of $1,851,000, representing a 38% gain over the prior year. Stronger Equipment revenues produced by the company's European subsidiaries were a major factor in the improvement.

1992 vs. 1991
Petrolite's fiscal 1992 revenues were $317,950,000, a 2% decrease from fiscal 1991. EuroChem Division's revenues were higher in the period. Revenues of the other operating divisions were slightly lower than those established in fiscal 1991, which was the company's record revenue year.
   Net earnings in fiscal 1992 rose 12% to $16,479,000, or $1.45 per share, an increase of $1,722,000, or $0.15 per share, from fiscal 1991. The EuroChem Division realized the greatest earnings improvement while the Polymers and Industrial Chemicals divisions also registered higher profits. The Tretolite and Petreco divisions' earnings were lower for the period.
   The year's results were affected by two nonrecurring items in the first quarter. These included a charge of $2,618,000, $0.15 per share, from the sale of assets of an unprofitable subsidiary, partially offset by a gain of $1,262,000, $0.06 per share, from the termination of a subsidiary's pension plan that was replaced by an improved benefit plan.
   Net revenues from sales of Specialty Chemical Products were $301,484,000, approximately the same as fiscal 1991. The major revenue gain was recorded by the EuroChem Division, where sales to the Middle East and Africa were exceptionally strong. Tretolite Division's revenues were lower, reflecting softness in domestic oil field markets. Oil field chemical sales in Pacific
Rim countries showed good improvement. The rate of decline in domestic revenues of the Tretolite Division was less than the overall decline in the domestic market for oil field chemicals.
   Revenues of the Industrial Chemicals and Polymers divisions were comparable to fiscal 1991 while realizing some gains in target markets. The Industrial Chemicals Division was adversely affected by the slowdown in U.S. refinery activity. Polymers Division's revenues reflected generally slow economic conditions but showed an encouraging upturn in the latter months of the year.
   Equipment revenues were $16,466,000, 13% lower than fiscal 1991. The year-end backlog of equipment contracts and other accelerated Petreco Division activities, particularly in Europe and the Pacific Rim, indicate a turnaround in fiscal 1993.
   Operating earnings of Petrolite's Specialty Chemical Products business segment improved 10% to $24,410,000 in fiscal 1992. EuroChem Division operating results rose significantly due to a 7% increase in revenues and continuing effects of significant cost reduction actions taken in fiscal 1991.
   The Industrial Chemicals Division and the Polymers Division realized higher operating earnings with comparable revenues due to improvements in product mix. Tretolite Division operating earnings were lower due to lower revenues.
   All Specialty Chemical Products operating divisions benefitted from improved stability of raw material costs in fiscal 1992.
   The company's Equipment segment generated an operating profit of $1,343,000 in fiscal 1992 compared with $2,174,000 in the prior year. The decline was attributed to lower contract revenues which are expected to turn around in fiscal 1993.

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

Industry Segment Information<F*>
(Dollars in thousands)
For Years Ended October 31                        1994        1993        1992
..............................................................................
Net revenues:
   Specialty Chemical Products                $344,846    $332,512    $301,484
   Equipment                                    24,381      19,267      16,466
..............................................................................
                                               369,227     351,779     317,950
..............................................................................
..............................................................................
Earnings (loss) from operations:
   Specialty Chemical Products                  26,172      29,714      24,410
   Reorganization costs                        (20,025)
   Equipment                                     3,278       1,851       1,343
   Loss on disposition of
      subsidiary's assets                                               (2,618)
   Gain on termination of
      subsidiary's pension plan                                          1,262
..............................................................................
                                                 9,425      31,565      24,397
..............................................................................
..............................................................................
Identifiable assets:
   Specialty Chemical Products                 260,953     271,401     210,144
   Equipment                                    13,750      10,780       9,221
   Investments in affiliated companies           9,223       9,309       7,710
   Corporate                                    31,013       9,655      13,916
..............................................................................
                                               314,939     301,145     240,991
..............................................................................
..............................................................................
Other related disclosures:
   Specialty Chemical Sales by
      product group-
      Oil Field Chemicals                      208,673     199,847     180,691
      Industrial Chemicals                      67,828      63,249      56,028
      Specialty Polymers and Waxes              68,345      69,416      64,765
..............................................................................
                                               344,846     332,512     301,484
..............................................................................
..............................................................................
Depreciation:
   Specialty Chemical Products                  18,814      16,325      15,584
   Equipment                                       436         404         348
   Corporate                                        76          36          25
..............................................................................
                                                19,326      16,765      15,957
..............................................................................
..............................................................................
Capital expenditures, net:
   Specialty Chemical Products                  16,674      18,239      19,483
   Equipment                                       547         635        (899)
   Corporate                                     4,604          49        (289)
..............................................................................
                                              $ 21,825    $ 18,923    $ 18,295
..............................................................................
..............................................................................

<F*>The financial statements and related notes thereto on pages 19 to 28 should be read in conjunction with this data.

WORLDWIDE OPERATIONS

Petrolite's worldwide operations are summarized below. Inter-area net revenues include sales from one Petrolite unit to another located in a different geographic area. Earnings from operations include total company earnings on sales to unaffiliated customers.

Worldwide Operations Information<F*>
                                                              Net Revenues
                                                  ........................    Earnings                     Capital
                                                  Unaffiliated                    from  Identifiable  Expenditures
For Years Ended October 31 (Dollars in thousands)    Customers  Inter-area  Operations        Assets           Net
.........................................................................................................................
1994
.........................................................................................................................
United States                                         $237,579    $ 33,503     $(8,218)     $170,581       $ 9,057
Europe                                                  87,957       5,242      12,751        69,944         7,345
Canada/Latin America                                    21,861       1,118           7        10,815            20
Middle East/Far East                                    21,830                   4,885        23,363           874
Investments in affiliated companies                                                            9,223
Corporate                                                                                     31,013         4,529
Eliminations                                                       (39,863)
.........................................................................................................................
                                                      $369,227    $     --     $ 9,425      $314,939       $21,825
.........................................................................................................................
.........................................................................................................................
1993
.........................................................................................................................
United States                                         $231,544    $ 30,576     $15,947      $195,827       $14,227
Europe                                                  83,271       4,692      11,856        54,168         2,016
Canada/Latin America                                    18,969         444       1,069        10,689         2,245
Middle East/Far East                                    17,995                   2,693        21,497           386
Investments in affiliated companies                                                            9,309
Corporate                                                                                      9,655            49
Eliminations                                                       (35,712)
.........................................................................................................................
                                                      $351,779    $     --     $31,565      $301,145       $18,923
.........................................................................................................................
.........................................................................................................................
1992
.........................................................................................................................
United States                                         $213,813    $ 23,652     $11,849      $137,109       $15,119
Europe                                                  75,574       2,959       8,020        57,629         1,628
Canada/Latin America                                    14,693         365       2,897         5,929           967
Middle East/Far East                                    13,870                   1,631        18,698           142
Investments in affiliated companies                                                            7,710
Corporate                                                                                     13,916          (289)
Eliminations                                                       (26,976)
.........................................................................................................................
                                                      $317,950    $     --     $24,397      $240,991       $17,567
.........................................................................................................................
.........................................................................................................................

Export revenues included in the United States net revenues to unaffiliated customers were as follows:

For Years Ended October 31 (Dollars in thousands)                   1994        1993        1992
....................................................................................................
Geographic Areas:
Far East                                                         $16,167     $10,358     $13,334
Canada/Latin America                                              11,590      12,602      12,040
Europe                                                               228         152          76
Africa                                                             5,162       4,272       4,127
Middle East                                                        3,378       3,415       9,180
....................................................................................................
                                                                 $36,525     $30,799     $38,757
....................................................................................................
....................................................................................................

<F*>The financial statements and related notes thereto on pages 19 to 28 should be read in conjunction with this data.

CONSOLIDATED STATEMENTS OF EARNINGS

- ---------------------------------------------------------------------------------------------------
For Years Ended October 31
(Dollars in thousands, except per share data)                       1994        1993        1992
...................................................................................................
Net Revenues                                                    $369,227    $351,779    $317,950
Cost of Products Sold and Other Direct Costs                     215,483     201,667     187,592
...................................................................................................
   Gross profit                                                  153,744     150,112     130,358
...................................................................................................
Expenses:
   Selling                                                        88,272      80,750      71,385
   Research                                                       12,737      13,587      12,224
   General and administrative                                     23,285      24,210      20,996
   Loss on disposition of subsidiary's assets                                              2,618
   Gain on termination of subsidiary's pension plan                                       (1,262)
   Reorganization of chemical operations                          20,025
...................................................................................................
                                                                 144,319     118,547     105,961
...................................................................................................
   Earnings from operations                                        9,425      31,565      24,397
Other Income (Expense):
   Equity in earnings (loss) of affiliates                           925        (127)       (625)
   Interest expense                                               (3,371)     (1,475)       (936)
   Other, net                                                      1,527       1,469       2,013
...................................................................................................
   Earnings before income taxes and effect of
      changes in accounting principles                             8,506      31,432      24,849
...................................................................................................
Provision for U.S. and Foreign Income Taxes:
   Current                                                         6,458      11,489       8,487
   Deferred, net                                                  (4,959)       (603)       (117)
...................................................................................................
                                                                   1,499      10,886       8,370
...................................................................................................
Net Earnings before effect of changes in accounting principles     7,007      20,546      16,479
   Effect of changes in accounting for income taxes
      (1994) and postretirement benefits (1993)                    2,037      (6,500)
...................................................................................................
Net Earnings                                                     $ 9,044    $ 14,046    $ 16,479
...................................................................................................
...................................................................................................
Earnings per share before effect of changes
  in accounting principles                                         $ .62      $ 1.82      $ 1.45
   Effect of changes in accounting for income taxes
      (1994) and postretirement benefits (1993)                      .18       (0.58)
...................................................................................................
Earnings per share                                                 $ .80      $ 1.24      $ 1.45
...................................................................................................
...................................................................................................
See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS
October 31 (Dollars in thousands)                                   1994        1993
- ----------------------------------------------------------------------------------------
Assets
........................................................................................
Current Assets:
   Cash and equivalents                                        $  19,801   $   8,036
   Marketable securities                                             763         763
   Accounts receivable, less estimated doubtful
     accounts of $1,306 and $1,285, respectively                  68,733      71,978
   Inventories                                                    43,863      44,146
   Other current assets                                           12,557       6,492
........................................................................................
      Total current assets                                       145,717     131,415
........................................................................................
Investment in Affiliated Companies                                 9,223       9,309
........................................................................................
Other Assets:
   Patents and other intangibles, less accumulated
     amortization of $2,848 and $1,964, respectively              17,767      18,755
   Other                                                          15,169      17,565
........................................................................................
      Total other assets                                          32,936      36,320
........................................................................................
Properties:
   Buildings                                                      68,027      66,754
   Machinery and equipment                                       223,500     205,703
   Construction in progress                                        6,489       8,498
   Accumulated depreciation                                     (178,437)   (164,266)
........................................................................................
                                                                 119,579     116,689
   Land                                                            7,484       7,412
........................................................................................
                                                                 127,063     124,101
........................................................................................
                                                               $ 314,939   $ 301,145
........................................................................................
........................................................................................
LIABILITIES AND STOCKHOLDERS' EQUITY
........................................................................................
Current Liabilities:
   Short-term borrowings                                       $   6,124   $   9,920
   Accounts payable                                               42,114      42,183
   Income taxes payable                                            9,047       9,383
   Accrued vacation payable                                        3,910       4,070
   Reorganization reserve                                          8,667
   Other current liabilities                                       9,586       7,799
........................................................................................
     Total current liabilities                                    79,448      73,355
........................................................................................
Other Liabilities:
   Long-term debt                                                 40,000      40,000
   Retiree medical benefits                                       12,513      10,750
   Other                                                           4,295       2,341
........................................................................................
     Total other liabilities                                      56,808      53,091
........................................................................................
Deferred Income Taxes, Net                                        13,094      11,562
........................................................................................
Stockholders' Equity:
   Capital stock, without par value-
     Authorized--35,000,000 shares
     Issued--12,215,697 and 12,196,497 shares, respectively        9,248       8,694
   Reinvested earnings                                           177,404     181,101
   Cumulative translation adjustment                              (2,319)     (7,409)
........................................................................................
                                                                 184,333     182,386
Less treasury stock, at cost (890,518 and 907,326 shares,
  respectively)                                                  (18,744)    (19,249)
........................................................................................
                                                                 165,589     163,137
........................................................................................
                                                               $ 314,939   $ 301,145
........................................................................................
........................................................................................
See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

- ---------------------------------------------------------------------------------------------------
For Years Ended October 31 (Dollars in thousands)                   1994        1993        1992
...................................................................................................
Cash Flows From Operating Activities:
Net earnings                                                    $  9,044    $ 14,046    $ 16,479
...................................................................................................
Adjustments to reconcile net earnings to net cash
  provided by operations:
   Depreciation and amortization                                  21,291      17,396      15,957
   Effect of changes in accounting for income taxes (1994) and
     postretirement benefits (1993)                               (2,037)      6,500
   Reorganization of chemical operations                          20,025
   Gain on sale of assets                                           (783)       (648)       (683)
   Loss on disposition of subsidiary's assets                                              2,618
Changes in assets and liabilities:
   Accounts receivable                                             3,245     (16,510)     (5,721)
   Inventories                                                       639      (9,562)      3,207
   Accounts payable and accrued liabilities                        3,849      16,276      (3,386)
Other, net                                                        (4,367)     (3,799)        901
...................................................................................................
                                                                  41,862       9,653      12,893
...................................................................................................
   Net cash provided by operating activities                      50,906      23,699      29,372
...................................................................................................
Cash Flows From Investing Activities:
   Capital expenditures, net                                     (21,825)    (18,923)    (18,295)
   Welchem assets acquired                                                   (25,148)
   Other, net                                                     (1,125)     (4,422)        382
...................................................................................................
   Net cash used in investing activities                         (22,950)    (48,493)    (17,913)
...................................................................................................
Cash Flows From Financing Activities:
   Long-term borrowings                                                       40,000
   Short-term borrowings (repayments), net                        (4,009)     (3,583)        996
   Dividends paid                                                (12,741)    (12,638)    (12,720)
   Sales (purchases) of common stock                                 559                  (1,930)
   Other                                                                         239         198
...................................................................................................
   Net cash used in financing activities                         (16,191)     24,018     (13,456)
...................................................................................................
Net Increase (Decrease) in Cash and Equivalents                   11,765        (776)     (1,997)
Cash and Equivalents at Beginning of Year                          8,036       8,812      10,809
...................................................................................................
...................................................................................................
Cash and Equivalents at End of Year                             $ 19,801    $  8,036    $  8,812
...................................................................................................
...................................................................................................
Interest Paid                                                   $  1,459    $  1,187    $    223
Income Taxes Paid                                               $  6,432    $  8,123    $  9,394
...................................................................................................
...................................................................................................
See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
- -----------------------------------------------------------------------------------------------------------------------------------
                                                           Capital Stock                   Cumulative                        Total
                                                      ..................    Reinvested    Translation    Treasury    Stockholders'
 (Amounts in thousands, except per share data)        Shares      Amount      Earnings     Adjustment       Stock           Equity
...................................................................................................................................
October 31, 1991                                      12,182      $8,314      $175,934        $  (919)   $(17,376)        $165,953
Net earnings                                                                    16,479                                      16,479
Dividends paid $1.12 per share                                                 (12,720)                                    (12,720)
Foreign currency translation adjustments                                                       (3,394)                      (3,394)
Exercise of stock under options and
  restricted stock awards                                  8         184                                       14              198
Purchase of treasury stock                                                                                 (1,930)          (1,930)
...................................................................................................................................
October 31, 1992                                      12,190       8,498       179,693         (4,313)    (19,292)         164,586
Net earnings                                                                    14,046                                      14,046
Dividends paid $1.12 per share                                                 (12,638)                                    (12,638)
Foreign currency translation adjustments                                                       (3,096)                      (3,096)
Exercise of stock under options and
  restricted stock awards                                  6         196                                       43              239
...................................................................................................................................
October 31, 1993                                      12,196       8,694       181,101         (7,409)    (19,249)         163,137
Net earnings                                                                     9,044                                       9,044
Dividends paid $1.12 per share                                                 (12,741)                                    (12,741)
Foreign currency translation adjustments                                                        5,090                        5,090
Exercise of stock options                                 20         554                                        5              559
Issuance of treasury stock for acquisition                                                                    500              500
...................................................................................................................................
October 31, 1994                                      12,216      $9,248      $177,404        $(2,319)   $(18,744)        $165,589
...................................................................................................................................
...................................................................................................................................
See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

- ------------------------------------------------------------------------------
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated statements include the accounts of the company, its subsidiaries and its unconsolidated 50%-owned corporate affiliate, Toyo-Petrolite Co. Ltd., which is accounted for using the equity method. All significant intercompany accounts and transactions have been eliminated.

Translation of Foreign Currencies
Foreign currency translations and financial statements are translated in accordance with Statement of Financial Accounting Standards No. 52. Under this standard all assets and liabilities of operations outside the United States, except for operations in highly inflationary economies, are translated into U.S. dollars at exchange rates in effect at the end of the period. Operating results are translated at a weighted average of exchange rates in effect during the year. Net unrealized gains and losses on translation of foreign currency financial statements, other than those in highly inflationary economies, are recorded in stockholders' equity, as a cumulative translation adjustment, and will be included in income only upon sale or liquidation of the underlying asset. Realized gains and losses resulting from completed transactions are included in net earnings.

Cash Equivalents
Cash equivalents are comprised of highly liquid debt instruments with a maturity of three months or less.

Inventories
Inventories are valued at the lower of cost or market. Cost is determined under the last-in, first-out (LIFO) method for most domestic inventories of Specialty Chemical Products. The remainder is stated at standard cost, which approximates actual cost, or at actual cost. Standard costs are determined on a fully absorbed basis.

Intangibles
Patents and other intangibles are amortized on a straight-line basis over periods ranging from 4 to 15 years.

Properties and Depreciation
Properties are carried at cost and include expenditures for new facilities and those which substantially extend the useful lives of existing capital assets. Maintenance, repairs and minor renewals are expensed as incurred. Upon disposal or retirement of properties, the related cost and accumulated depreciation are removed from the accounts and any profit or loss on disposition is recorded in income. Depreciation is generally provided on a straight-line basis at rates based on estimated useful lives of the properties (buildings 5 to 50 years, machinery and equipment 3 to 20 years). Included in properties are land and certain assets which are being held for sale. The net book value of these assets at October 31, 1994 approximates $12.8 million.

Income Taxes
The company follows the practice of providing for income taxes based on financial statement earnings. Consolidated income taxes include provisions for additional taxes or tax refunds on repatriation of income earned abroad and also reflect the deferred tax effect of accelerated depreciation and other temporary differences in reporting income and deductions for tax purposes.

Capital Stock
Proceeds from sales of capital stock issued under stock option and incentive plans, and tax benefits to the company resulting from early disposition of stock acquired by the employees under options are credited to capital stock. Proceeds in excess of cost from sales of treasury stock are also credited to capital stock.

Revenue Recognition
The company follows the practice of reporting income from equipment contracts on the percentage-of-completion method. Revenue, other than equipment contracts, is recorded based on shipment date.

Earnings per Share
Net earnings per share is based on the weighted average number of shares of capital stock outstanding during the respective year.

Financial Statement Reclassification
Selected prior-year information has been reclassified to conform with 1994 annual report presentation.

SUMMARY OF OTHER FINANCIAL DATA

Concentration of Credit Risk
The company sells a majority of its products to customers in the oil and gas industry. While most of the company's business activity is with customers located within North America, the company also services customers in Europe, Africa, the Middle East, Far East, and South America. The company performs ongoing credit evaluations of its customers and generally does not require collateral. When appropriate, the company requires letters of credit or other similar guarantees particularly in international transactions. The company maintains reserves for potential credit losses and such losses have been within management's expectations. As of October 31, 1994, the company had no significant concentrations of credit risk.

Financial Instruments
The fair value of financial instruments is determined by reference to various market data and other valuation techniques as appropriate. Unless otherwise disclosed, the fair values of financial instruments approximate their recorded values. Marketable securities are stated at their approximate market value.

Accounting for Investments
In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards
No. 115 - "Accounting for Certain Investments in Debt and Equity Securities." This Statement will be adopted in the first quarter of fiscal 1995, and the effect will be insignificant to the company.

INVENTORIES

Inventories at October 31 are summarized as follows:
(Dollars in thousands)                            1994        1993
..............................................................................
Raw materials, parts and supplies             $ 28,174    $ 26,731
Finished goods                                  33,051      34,435
Less reserve for revaluation of inventories
  to LIFO cost                                 (17,427)    (17,017)
..............................................................................
                                                43,798      44,149
Equipment contracts in progress                  1,026         575
Less advance billings                             (961)       (578)
..............................................................................
Inventories, net                              $ 43,863    $ 44,146
..............................................................................
..............................................................................

The increase in raw materials in fiscal 1994 is due to increased international business and the timing of year-end purchases. Equipment contracts in progress were higher at year-end 1994 due to the continual change in mix of jobs in progress at the respective year-end dates.
   Approximately 70% and 75% of total inventories (exclusive of equipment contracts in progress) were accounted for on a last-in, first-out (LIFO) basis at October 31, 1994 and 1993, respectively.

SHORT-TERM BORROWINGS AND LINES OF CREDIT

Short-term funds for certain international operations are obtained through unsecured overdraft facilities and short-term notes payable with local banks and totalled $6,124,000, at October 31, 1994. Domestic short-term funds are obtained through unsecured lines of credit with two banks totalling $26,000,000 authorizing borrowings bearing interest at a fluctuating rate below prime determined by the banks' cost of funds. At October 31, 1994, the amount available and unused under these lines of credit aggregated $26,000,000.

LONG-TERM DEBT

In September 1993, the company entered into a Note Purchase Agreement with several institutional investors providing for the private placement of its 5.90% Series A Senior Notes due 2000 and 6.39% Series A Senior Notes due 2003 in aggregate principal amounts of $10,000,000 and $30,000,000, respectively. Proceeds from the sale of these unsecured notes, which were issued in November 1993, were used to retire short-term borrowings.

   The Note Purchase Agreement contains certain restrictive covenants including limitations on additional borrowings and disposition of assets, and the maintenance of minimum net worth. Long-term debt maturities are (in millions): fiscal 1995 and 1996 - $0; 1997 - $2.0; 1998 - $6.3; 1999 - $6.3.
   Based on borrowing rates currently available to the company for loans with similar terms and average maturities, the fair value of long-term debt is $36,600,000 (1993 - $40,000,000).

INCOME TAXES

Below is a comparative summary of income taxes for each of the three years in the period ended October 31:
(Dollars in thousands)          1994        1993        1992
..............................................................................
Current
   U.S.                      $ 2,838     $ 6,898      $4,331
   Foreign                     3,200       3,791       3,506
   State                         420         800         650
Deferred
   U.S.                       (4,261)       (467)        135
   Foreign                      (220)       (136)       (252)
   State                        (478)
..............................................................................
Total                        $ 1,499     $10,886      $8,370
..............................................................................
..............................................................................

Pretax earnings related to domestic and foreign operations are summarized below:
(Dollars in thousands)          1994        1993        1992
..............................................................................
Domestic                     $(1,550)    $21,765     $16,925
Foreign                       10,056       9,667       7,924
..............................................................................
Total                        $ 8,506     $31,432     $24,849
..............................................................................
..............................................................................

A reconciliation of income taxes at the U.S. statutory rate to the company's reported effective tax rate follows:
(Dollars in thousands)                      1994        1993        1992
..............................................................................
Income taxes computed at the U.S.
  statutory rate                           35.0%       34.8%       34.0%
State income taxes net of federal
  tax benefit                              (0.4)        1.7         1.7
Tax benefit - U.S. export sales           (10.7)       (2.7)       (3.5)
Net (income) loss of foreign affiliates    (3.8)        0.1         0.9
Foreign tax rate less than domestic
  tax rate                                 (2.5)
Other, net                                              0.7         0.6
..............................................................................
Effective tax rate                         17.6%       34.6%       33.7%
..............................................................................
..............................................................................

Effective November 1, 1993, the company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," which requires an asset and liability approach for financial accounting and reporting for deferred income taxes. The cumulative effect of adopting this accounting change was a one-time gain of $2,037,000 or $0.18 per share. Prior-year financial statements have not been restated to reflect the provisions of SFAS No. 109.

   The deferred tax assets and deferred tax liabilities recorded on the balance sheet as of October 31, 1994 are as follows:

                                                   Deferred Tax
                                             ........................
(Dollars in thousands)                          Assets Liabilities
.....................................................................
Current
  Intercompany profit in inventory             $ 1,530     $
  Accrued liabilities                            2,896
  Plant closing expenses                         2,720
  Other items                                    1,181         113
.....................................................................
                                                 8,327         113
.....................................................................
Non-current
  Depreciation                                              15,621
  Other property basis difference                            1,123
  Postretirement benefits other than pension     4,818
  Research and development expense                           2,031
  Accrued liabilities                            1,298
  Other items                                    1,118       1,553
.....................................................................
                                                 7,234      20,328
.....................................................................
Total deferred taxes                           $15,561     $20,441
.....................................................................
.....................................................................

United States federal income tax returns for all years through 1991 have been settled with the Internal Revenue Service.

SUPPLEMENTAL CASH FLOW INFORMATION

In October 1994 the company acquired the remaining 50% of Petrolite
Suramericana, S.A. in exchange for $500,000 of Petrolite stock. At the same time, the company changed the method of accounting for its investment in
Petrolite Suramericana from the equity method to consolidation. These activities resulted in the following non-cash transaction:
(Dollars in thousands)                                      Amount
.....................................................................
Current assets                                             $   536
Equity in affiliate                                         (3,630)
Fixed assets, net                                            4,724
Current liabilities                                         (1,130)
Treasury stock                                                (500)
.....................................................................
.....................................................................

PENSION BENEFITS

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

   The funded status of the U.S. plan at October 31 was as follows:
(Dollars in thousands)                            1994        1993        1992
...............................................................................
Actuarial present value of:
  Vested benefits                             $(65,831)   $(62,338)   $(52,446)
  Nonvested benefits                            (4,497)     (4,440)     (4,242)
...............................................................................
Accumulated benefit obligation                 (70,328)    (66,778)    (56,688)
Effect of future salary increases              (14,219)    (18,799)    (18,269)
...............................................................................
Projected benefit obligation                   (84,547)    (85,577)    (74,957)
Plan assets at fair value                      121,480     121,868     104,752
...............................................................................
Excess of assets over projected
  benefit obligation                            36,933      36,291      29,795
Unamortized net transition asset               (10,180)    (11,203)    (12,226)
Unrecognized net gain                          (26,627)    (22,319)    (15,298)
Unrecognized prior service cost                  4,529       5,260       5,728
...............................................................................
Prepaid pension cost
  at October 31                               $  4,655    $  8,029    $  7,999
...............................................................................
...............................................................................

The net pension expense (credit) included the following components:
(Dollars in thousands)                            1994        1993        1992
...............................................................................
Service cost -
Benefits earned during
  the period                                   $ 3,183    $  2,881     $ 2,710
Interest cost on projected
  benefit obligation                             6,422       6,307       5,868

Return on plan assets                           (3,727)    (21,240)     (7,860)
Net amortization and deferral                   (6,596)     12,022        (134)
...............................................................................

Net pension (credit) expense                   $  (718)   $    (30)    $   584
...............................................................................
...............................................................................

In addition to the net pension credit, net losses of $4.1 million were recorded in fiscal 1994 due to a voluntary work-force reduction program associated with reorganization efforts. The net loss is comprised of the cost of special termination benefits of $5.6 million and a curtailment gain of $1.5 million. (See reorganization footnote for additional information.)
   The projected benefit obligation was determined using a discount rate of 8.25% for fiscal 1994, 7.5% for fiscal 1993, and 8.25% for fiscal 1992. The assumed long-term rate of return on plan assets is 8.5% and the assumed long-term rate of compensation increases is 5.0% for fiscal 1994 and 1993 and 6.0% for fiscal 1992. The net transition asset at November 1, 1985 is being amortized over 19 years.
   Consolidated pension (income) expense was $(313,000) for 1994, $506,000 for 1993, and $364,000 for 1992.

POSTRETIREMENT BENEFITS

The company implemented Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," effective for fiscal 1993. The company elected to immediately recognize its transition obligation of $9,660,000 as the effect of a change in method of accounting. SFAS 106 requires recognition during employees' active service periods of the expected cost of providing postretirement benefits (primarily health benefits). The company's previous practice was to expense these costs as they were paid. Postretirement health benefits are provided to current and former employees and their spouses who retire at or after age 55 with 10 years of service. The postretirement health care plans are contributory, based upon service at retirement, and are subject to deductibles and co-payments. The company reserves the right to change or terminate the benefits at any time. The plan is funded as claims are paid.

   The status of the plan at October 31 was as follows:
(Dollars in thousands)                            1994        1993
....................................................................
Accumulated postretirement benefit
 obligation (APBO):
  Retirees                                    $ (7,997)   $ (5,206)
  Fully eligible plan participants                (676)     (1,050)
  Other plan participants                       (3,778)     (4,645)
....................................................................
Total APBO                                     (12,451)    (10,901)
  Unrecognized net loss                             --         151
....................................................................
Accrued postretirement benefit cost           $(12,451)   $(10,750)
....................................................................
....................................................................

The net periodic postretirement benefit cost was as follows:
(Dollars in thousands)                            1994        1993
....................................................................
Service cost-
  Benefits earned during the period             $  329      $  268
Interest cost on APBO                              866         793
Net amortization and deferral                       50          --
....................................................................
Net periodic postretirement benefit cost        $1,245      $1,061
....................................................................
....................................................................

In addition to the net periodic postretirement benefit cost for fiscal 1994, the company recorded a net loss of $1.4 million representing the net effect of special termination benefits and a curtailment gain due to a voluntary work-force reduction program associated with reorganization efforts. (See reorganization footnote for additional information.)
   Under the former practice of expensing postretirement benefits when paid, expense would have been $900,000 in fiscal 1994, $750,000 in fiscal 1993 and $603,000 in fiscal 1992.
   For measurement purposes, a health care cost trend of 12.0% was assumed for fiscal 1994 declining gradually over the next six years to 6.0% and remaining at that level thereafter. For fiscal 1993, the health care cost trend rate assumption was 13.0% declining to 6.0% over a seven-year period. The health care cost trend rate affects the accumulated postretirement benefit obligation and net periodic cost for health benefits. A one-percentage-point increase in the assumed health care cost trend rates would increase the accumulated postretirement benefit obligation for health benefits at October 31, 1994 by $105,000 and would increase the aggregate of the service and interest cost components of net periodic postretirement benefit cost for health benefits for fiscal 1994 by $11,000. The discount rate used in determining the accumulated postretirement benefit obligation at October 31, 1994 and 1993 was 8.25% and 7.5%, respectively.


POSTEMPLOYMENT BENEFITS

In November 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 112 - "Employers' Accounting for Postemployment Benefits." This statement requires the company to accrue the cost of certain benefits, including severance, worker's compensation, and health coverage, over an employee's service life. The effect of adopting this statement during the first quarter of fiscal 1995 will be insignificant to the company.

REORGANIZATION

In the fourth quarter of 1994, the company recorded a $20 million pretax charge for reorganization of its Specialty Chemicals segment operations. Reorganization actions are the result of an oil field operations reengineering study and a decision to discontinue manufacturing microcrystalline waxes.
   Reorganization actions through October 31, 1994 include the early retirement or voluntary severance of approximately 125 employees. Other actions taken as part of the reorganization include the elimination of approximately 165 additional job positions by the end of fiscal year 1995. The pretax reorganization charge included $12.9 million of early retirement, severance and employee-related costs. A portion of this charge reduced the company's prepaid pension asset by $4.5 million for the cost of special termination benefits net of curtailment gains. The charge also included $1.4 million related to SFAS 106 and a severance accrual of $7.0 million. At October 31, $6.8 million of the severance accrual was recognized as a liability on the company's balance sheet.
   The reorganization also included the discontinuance of all chemical manufacturing at Webster Groves, Missouri, and Clear Lake, Texas, and discontinuance of ethoxylation activities at Barcelona, Venezuela. This resulted in the permanent impairment write-down of $3.7 million of buildings and fixed assets and the accrual of $1.2 million of other shutdown costs. At October 31, 1994 $1.1 million of shutdown costs were recognized as a liability on the company's balance sheet.
   Due to the company's decision to implement its long-held strategic goal to move toward synthetic waxes and wax-like polymers and questions regarding long-term raw material supplies, it was determined to discontinue production of microcrystalline waxes at the company's Barnsdall, Oklahoma, and Kilgore, Texas, facilities. The company will continue to participate in the microcrystalline wax market through its partnership with Pennzoil Wax Partner Company. This resulted in the permanent impairment write-down of $1.5 million of fixed assets and the accrual of $0.8 million of other shutdown costs. The partnership plan calls for microcrystalline wax production to be discontinued at each facility around October 31, 1995. At October 31, 1994 $0.8 million of shutdown costs were recognized as a liability on the company's balance sheet.

   As a result of the company's restructuring actions, pretax cost savings are expected to be $7.0 million in 1995 and $10.0 million in 1996 and thereafter.

STOCK OPTION PLANS

On December 10, 1986, the company's Board of Directors approved the 1987 Incentive Stock Option Plan. Under this plan, 600,000 shares of unissued stock were reserved for grant to officers and key employees and could have been awarded in the form of stock options or restricted stock units.
   Stock options were granted at prices not less than 100% of fair market value of stock on dates of grant and were issued with a fixed expiration date, not to exceed 11 years from date of grant. Options are exercisable ratably in annual installments of 25% commencing one year from date of grant.
   A restricted stock unit is the right to receive either cash or shares of capital stock, upon fulfillment of certain conditions, without payment to the company. Restricted stock units were contingent upon continued employment or attainment of predetermined performance targets during a restriction period, generally three years.

   No additional grants will be made under this plan. Transactions under the 1987 Incentive Stock Option Plan are summarized below:

                                                            Stock Options
                                                   ......................
                                       Restricted      Number     Average
                                            Stock          of     Options
                                            Units     Options       Price
.........................................................................
Outstanding October 31, 1991                3,911     210,100      $31.18
Exercised                                    (750)     (8,000)      23.00
Forfeited                                             (13,600)      31.10
Expired                                               (13,600)      30.75
.........................................................................
Outstanding October 31, 1992                3,161     174,900       31.59
Exercised                                  (1,750)     (6,400)      30.59
Forfeited                                                (500)      32.50
Expired                                               (28,700)      31.67
.........................................................................
Outstanding October 31, 1993                1,411     139,300       31.62
Exercised                                             (3,200)       28.13
Forfeited                                 (1,411)     (7,300)       31.99
Expired                                               (3,400)       32.50
.........................................................................

Outstanding October 31, 1994                          125,400      $31.66
.........................................................................
.........................................................................

Under the 1993 Stock Incentive Plan, which was approved by the shareholders on March 1, 1993, 800,000 shares of unissued stock were reserved for grant to executive officers, key managers and non-employee members of the Board of Directors and may be awarded in the form of stock options or restricted stock units. The plan provides that stock options are granted at prices not less than 100% of fair market value of stock on dates of grant and are issued with a fixed expiration date, not to exceed 10 years from date of grant.
   Annually, each member of the Board of Directors who has served on the board at least six months, is not an employee of the company, and who is elected at an annual shareholders' meeting, receives an option to purchase 2,000 shares of the company's capital stock, subject to the five-year term of the plan.
   The Board of Directors granted two groups of options under the 1993 plan with different performance criteria. The first group of options is keyed to compounded annual increases in the value of the company's shares, which consists of the market price plus dividends paid. Options to purchase shares are exercisable in five years; however, the exercise date may be accelerated if certain criteria are met. The second group of options is keyed to the increase in the value of the company's shares over a five-year period commencing on the date of the grant. Options to purchase shares are exercisable in five years; however, the actual number of shares which can be purchased under the plan will depend on the compounded annual growth in the value of the company's stock.

   Transactions under the 1993 Stock Incentive Plan are summarized below:

                                           Number of Options     Average
                                     .......................     Average
                                                Non-Employee      Option
                                     Employees     Directors       Price
...........................................................................
Outstanding October 31, 1993            610,000        28,000      $31.18
Granted-various dates                    95,000        12,000       32.56
Exercised                                             (16,000)      29.00
Forfeited                               (60,000)                    32.80
...........................................................................
Outstanding October 31, 1994            645,000        24,000      $32.75
...........................................................................
...........................................................................

ENVIRONMENTAL MATTERS
The company has been named a potentially responsible party (PRP) under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 with respect to three "Superfund" sites. The company has not owned or operated any of the sites and other PRPs also have been so designated with respect to all such sites. Although this law technically imposes joint and several liability on each responsible party at each site, the extent of the company's expected financial contribution is expected to be limited based on the number of other PRPs and the relative volumes and types of materials involved at each site that may be attributable to the company. The company also is involved in remedial response and voluntary environmental cleanup, in some cases under the direction of governmental agencies, at other locations which are not the subject of the Superfund law. The company accrues for these costs when it is likely that a liability exists and the amount of a payment with respect thereto can be estimated reasonably. Actual costs may vary from estimates due to inherent uncertainties in evaluating environmental exposures. Based on, among other things, its previous experience with respect to such activities and its ongoing review and analysis of all sites, at October 31, 1994, the company's balance sheet included an accrual for estimated remediation and other environmental costs of approximately $2.6 million. Subject to the difficulty in estimating future environmental costs, the company expects that any sums it may be required to pay in connection with such environmental matters in excess of the amounts so recorded will not have a material adverse effect on its financial condition or results of operations.

LITIGATION AND OTHER CONTINGENCIES

Various claims, lawsuits and other legal and administrative proceedings arising in the ordinary course of business are pending against the company. The company accrues for these costs when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. At October 31, 1994 the company's balance sheet included an accrual for estimated litigation costs and other contingencies of $2.1 million. Management and legal counsel are of the opinion that any sum the company may be required to pay in connection with the ultimate disposition of such proceedings in excess of the amounts recorded or disclosed above will not have a material adverse effect on its financial condition or results of operations.

SEGMENT INFORMATION

Statement of Financial Accounting Standards No. 14 requires disclosure of certain industry and world area "segment data." Accordingly, industry segment and worldwide operations data appearing on pages 17 and 18 of this annual report are an integral part of the accompanying financial statements.
   Earnings from operations reported under industry segment data have been charged with corporate expenses of approximately $5.7 million, $6.8 million and $6.3 million in 1994, 1993 and 1992, respectively, of which approximately 90% was allocated to the Specialty Chemical Products segment each year. These corporate expenses consisted primarily of administrative costs which were allocated to segments based upon services provided.

   Profitability of the company's foreign operations by geographic area, as reported on page 18 of this annual report, was determined based on ultimate sales to unaffiliated customers. Total company profit was included in the geographic area of the entity transacting the final sale.

The following is a reconciliation of foreign earnings from operations, as presented on page 18, to pretax foreign earnings as presented on page 24:
(Dollars in thousands)                      1994        1993        1992
.........................................................................
Earnings from operations:
   Europe                                $12,751     $11,856     $ 8,020
   Canada/Latin America                        7       1,069       2,897
   Middle East/Far East                    4,885       2,693       1,631
.........................................................................
                                          17,643      15,618      12,548
Intercompany charges, net                 (7,385)     (6,784)     (3,394)
Nonoperating income, net                    (202)        833      (1,230)
.........................................................................
Pretax foreign earnings                  $10,056     $ 9,667     $ 7,924
.........................................................................
.........................................................................

Intercompany charges include intercompany profits realized in the United States on sales originating domestically, and foreign expenses incurred by the domestic company. Transfers between geographic areas were recorded at regular selling prices, less an amount intended to compensate the affiliated purchaser for costs incurred in selling the product, and also to allow a reasonable profit.

RESPONSIBILITY FOR
FINANCIAL STATEMENTS

- ----------------------------------------------------------------------------
The management of Petrolite is responsible for the integrity and objectivity of the financial statements of the company and its subsidiaries. The accompanying financial statements, including the notes, were prepared by the company in conformity with generally accepted accounting principles, appropriate in the circumstances, and necessarily include some amounts that are based on our best estimates and judgments. The financial information in the remainder of this annual report is consistent with the financial statements.
   The company maintains a system of internal accounting control designed and intended to provide reasonable assurance that assets are safeguarded and transactions are executed and recorded in accordance with management's authorization. The system is tested and evaluated regularly by the company's internal auditors as well as by its independent accountants, Price Waterhouse LLP, in connection with their annual audit.
   The adequacy of the company's internal financial controls and the accounting principles employed in financial reporting are under the general surveillance of the Audit Committee of the Board of Directors, consisting of four outside directors. The independent accountants and internal auditors have free and direct access to the Audit Committee and meet with the committee periodically, with and without management present, to discuss accounting auditing and financial reporting matters. The committee also recommends appointment of the independent accountants to the Board of Directors.


Petrolite Corporation


REPORT OF
INDEPENDENT ACCOUNTANTS



   To the Stockholders and Directors of
   Petrolite Corporation
   In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Petrolite Corporation and its subsidiaries at October 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Petrolite's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.
   As discussed in the footnotes to the consolidated financial statements, the company changed its method of accounting for income taxes in 1994 and for postretirement benefit costs other than pensions in 1993.





St. Louis, Missouri
November 30, 1994

11-YEAR SUMMARY

- ----------------------------------------------------------------------------------------------------------------------------------
For Years Ended October 31 (Dollars in thousands,
except per share data)                                  1994         1993         1992         1991
..................................................................................................................................
Summary of Operations--
   Net revenues                                     $369,227     $351,779     $317,950     $323,516
   Gross profit                                      153,744      150,112      130,358      127,504
   Earnings from operations                            9,425       31,565       24,397       24,418
   Interest expense                                    3,371        1,475          936        1,407
   Nonrecurring (charge) credit                      (20,025)
   Earnings before income taxes
     and effect of change
     in accounting principle                           8,506       31,432       24,849       22,359
   Income taxes                                        1,499       10,886        8,370        7,602
   Net earnings:
     Before effect of change in
      accounting principle                             7,007       20,546
       Percent of revenues                               2.0%         5.8%         5.2%         4.6%
       Return on average
        stockholders' equity                             4.3%        12.5%        10.0%         8.8%
     After effect of change in
      accounting principle<F**>                        9,044       14,046       16,479       14,757
..................................................................................................................................
Year-end Financial Position--
   Working Capital                                  $ 66,269     $ 58,060     $ 56,974     $ 58,780
   Current ratio                                      1.83:1       1.79:1       1.98:1       2.00:1
   Total properties:
     Gross                                          $305,500     $288,367     $265,067     $261,990
     Net                                             127,063      124,101      107,022      107,981
   Total assets                                      314,939      301,145      240,991      243,995
   Long-term debt                                     40,000       40,000
   Stockholders' equity                              165,589      163,137      164,586      165,953
..................................................................................................................................
Per Share Data--
   Net earnings:<F*>
     Before effect of change in
      accounting principle                             $0.62        $1.82
     After effect of change in
      accounting principle<F**>                         0.80         1.24        $1.45        $1.30
    Dividends                                           1.12         1.12         1.12         1.12
    Stockholders' equity                               14.62        14.45        14.59        14.62
..................................................................................................................................
General--
   For the year:
     Dividends                                      $ 12,741     $ 12,638     $ 12,720     $ 12,712
     Capital expenditures, net                        21,825       18,923       18,295       21,039
     Depreciation                                     19,326       16,765       15,957       15,603
     Research                                         12,737       13,587       12,224       11,431
     Average number of
      shares outstanding                          11,304,681   11,283,283   11,350,962   11,348,931
   At year-end:
     Number of shares outstanding                 11,325,179   11,289,171   11,281,474   11,351,086
::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::

<F*>Earnings per share are based on weighted average number of shares outstanding during each year.
<F**>Reflects effect of adopting SFAS 109, related to income taxes in 1994, and SFAS 106, related to postretirement benefits in 1993.

                             30

- ----------------------------------------------------------------------------------------------------------------------------------
      1990          1989         1988          1987          1986          1985          1984
..................................................................................................................................

  $296,737      $290,849     $301,269      $278,642      $279,953      $308,298      $294,068
   114,206       111,883      113,774       109,247       114,673       124,425       122,299
    18,693         9,164       16,792        21,527        24,047        33,952        38,487
       950         1,736        1,260           892           453         1,406         1,191
                  (7,700)         820        (5,217)


    19,868        10,057       18,766        18,879        28,237        36,632        42,800
     6,733         2,930        5,750         7,000        10,787        14,273        17,000



       4.4%          2.5%         4.3%          4.3%          6.2%          7.3%          8.8%

       8.0%          4.3%         7.6%          7.0%         10.5%         13.7%         16.7%

    13,135         7,127       13,016        11,879        17,450        22,359        25,800
..................................................................................................................................

  $ 68,544      $ 71,043     $ 76,329      $ 82,014      $ 86,905      $100,614      $ 99,796
    2.32:1        2.46:1       2.71:1        2.53:1        2.96:1        3.51:1        3.18:1

  $249,963      $233,317     $234,826      $222,484      $206,868      $186,042      $164,745
   104,608        99,262      105,698       102,983        94,061        83,186        72,235
   241,803       231,113      237,335       248,171       231,404       227,961       221,514
     1,674         1,800        2,700         2,560         5,000         6,250         7,500
   168,622       160,688      168,925       172,005       164,554       167,663       156,943
..................................................................................................................................





     $1.16         $ .63        $1.15         $1.04         $1.51         $1.91         $2.18
      1.12          1.12         1.12          1.12          1.12          1.12          1.03
     14.86         14.18        14.90         14.98         14.37         14.31         13.40
..................................................................................................................................


  $ 12,707      $ 12,695     $ 12,695      $ 12,846      $ 12,974      $ 13,120      $ 12,189
    13,648        11,737       16,530        18,965        25,321        23,627        11,323
    14,440        14,640       14,576        14,838        14,029        13,447        13,218
    12,242        12,029       12,284        12,031        12,131        12,402        12,065

11,340,539    11,334,873   11,349,850    11,466,683    11,572,817    11,714,648    11,834,648

11,345,482    11,334,873   11,334,873    11,484,573    11,451,248    11,714,648    11,714,648
::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::::

CORPORATE ORGANIZATION

- -------------------------------------------------------------------------------
DIRECTORS

William E. Nasser
Chairman, President and Chief
Executive Officer,
Petrolite Corporation
St. Louis, Missouri

Paul F. Cornelsen
Former Chairman of
the Board and Chief
Executive Officer,
MiTek, Inc.
St. Louis, Missouri

Andrew B. Craig, III
Chairman, President and Chief
Executive Officer,
Boatmen's Bancshares, Inc.
St. Louis, Missouri

Louis Fernandez
Former Chairman of the Board,
President and Chief Executive
Officer, Celgene Corporation
Summit, New Jersey

Paul H. Hatfield
President and
Chief Executive Officer,
Protein Technologies International
St. Louis, Missouri

William E. Maritz
Chairman of the Board,
President and
Chief Executive Officer,
Maritz, Incorporated
Fenton, Missouri

James E. McCormick
Former President and
Chief Operating Officer,
Oryx Energy Company
Dallas, Texas

Richard L. O'Shields
Former Chairman of the Board,
Panhandle Eastern
Pipe Line Company
Colorado Springs, Colorado

Thomas P. Reidy
President and
Chief Executive Officer,
Reidy International, Inc.
Houston, Texas

- -------------------------------------------------------------------------------
OFFICERS AND KEY MANAGERS
John M. Casper
Vice President
Chief Financial Officer

Ralph J. Churchill
Vice President
General Manager
Tretolite Division

Francis X. Foran
General Manager
International Division

Toby R. Graves
Vice President
General Manager
Polymers Division

William F. Haberberger
Controller

John F. McCartney
Vice President
General Counsel

Charles R. Miller
Corporate Secretary
Associate General Counsel

Stuart Monro
Managing Director of Petrolite
Limited and General Manager
EuroChem Division

William E. Nasser
Chairman, President and
Chief Executive Officer

Derek Redmore
Vice President
Technology

Steven F. Schaab
Treasurer

Richard J. Seidel
Vice President
General Manager
Petreco Division

J. S. Titone
Group Vice President
Chemicals

David Winslett
General Manager
Industrial Chemicals Division

James M. Zemenick
Vice President
Administration and
Corporate Development

CORPORATE DIRECTORY

- -------------------------------------------------------------------------------
OPERATING DIVISIONS

Chemicals Group
............................
Industrial Chemicals
Division

International Division

Tretolite Division
369 Marshall Avenue
St. Louis, Missouri 63119

EuroChem Division
Kirkby Bank Road
Knowsley Industrial
Park (North)
Liverpool, England
L33 7SY

Petreco Division
5455 Old Spanish Trail
Houston, Texas 77023

Polymers Division
6910 East 14th Street
Tulsa, Oklahoma 74112


- -------------------------------------------------------------------------------
SUBSIDIARIES

Ecuatoriana de
Petroquimicos-
Petrolite S.A.
Edificio Albatros
Av. de los Shyris
No. 1240 y Portugal
P.O. Box 11026
Quito, Ecuador

Luzzatto & Figlio
(France) S.A.
10 Avenue Percier
F-75008 Paris, France

Petrolite Canada Inc.
369 Marshall Avenue
St. Louis, Missouri 63119

Petrolite France, S.A.
25 Rue Beranger
F-75003 Paris, France

Petrolite GmbH
P.O. Box 2031
Kaiser-Friedrich
Promenade 59
6380 Bad Homburg 1
Germany

Petrolite
Handelsgesellschaft
m.b.H.
Bruner Strasse 105
A-1210 Wien
Austria

Petrolite Iberica, S.A.
Marques de Urquijo 8
28008 Madrid, Spain

Petrolite International
Sales Corporation
369 Marshall Avenue
St. Louis, Missouri 63119

Petrolite Italiana S.p.A.
Via Sasari 86
95127 Catania, Italy

Petrolite Limited
Kirkby Bank Road
Knowsley Industrial Park
(North)
Liverpool, England
L33 7SY

Petrolite de Mexico S.A.
de C.V.
Mercurio 126
Fracc. Galaxia
Villahermosa, Tabasco
Mexico

Petrolite Norge A/S
Harestadvika
4070 Randaberg, Norway

Petrolite Pacific Pte. Ltd.
2 Tanjong Penjuru Crescent
Jurong, Singapore 2260

Petrolite Saudi Arabia Ltd.
P.O. Box 1940
Dammam, Saudi Arabia

Petrolite Suramericana, S.A.
Zona Industrial Los Montones 3ra. Etapa
Apartado Postal 293
Barcelona, Edo.
Anzoategui 6001, Venezuela

P.T. Petrolite Indonesia
Pratama
Batu Ampar
Pulau Batam, Indonesia

South America Petrolite
Corporation
369 Marshall Avenue
St. Louis, Missouri 63119

Petrolite Trinidad, Inc.
Isthmus Road
Galeota Point
Trinidad, West Indies

A.B. Engineering
5455 Old Spanish Trail
Houston, Texas 77023

AFFILIATES

Petrolite (Malaysia)
Sdn. Bhd.
2.12, 2nd Floor, Angkasa
Raya Building
Jalan Ampang
50450 Kuala Lumpur,
Malaysia

Toyo-Petrolite Co. Ltd.
TOIN Bldg. 12-15
2-Chome, Shinkawa
Chuo-Ku, Tokyo 104,
Japan

- -------------------------------------------------------------------------------
CORPORATE INFORMATION

Petrolite Corporation
Our headquarters is located
in St. Louis. Our stock,
traded over the counter
under the symbol PLIT, is
listed among the NASDAQ
national market issues. For
more information, please
contact:

William F. Haberberger
Controller
Petrolite Corporation
369 Marshall Avenue
St. Louis, Missouri 63119
314/961-3500.


Annual Meeting
The next Annual Meeting
of Stockholders of Petrolite
Corporation will take place
on Monday, March 6, 1995,
at 11 a.m. in Conference
Room One on the Atrium
Level of Boatmen's Plaza,
800 Market Street,
St. Louis, Missouri.


Form 10-K
A copy of the annual report
submitted by Petrolite
Corporation to the
Securities and Exchange
Commission on the latter's
Form 10-K can be obtained
by any stockholder of the
company at no charge upon
request in writing to:

William F. Haberberger
Controller
Petrolite Corporation
369 Marshall Avenue
St. Louis, Missouri 63119


Transfer Agent
Boatmen's Trust Company
St. Louis, Missouri


Independent Accountants
Price Waterhouse LLP
St. Louis, Missouri


Responsible Care is a trademark
of the Chemical Manufacturers
Association

XTEND Continuous Protection
Program, I-Pak. PetroCare and
Sulfa-Scrub are trademarks of
Petrolite Corporation

(c) 1995 Petrolite Corporation

                                    PETROLITE

                              Petrolite Corporation
                               369 Marshall Avenue
                            St. Louis, Missouri 63119

                                 APPENDIX

    Throughout the electronic submission of Exhibit 13, register marks are designated by the letter "R" in parentheses; trademarks are designated by the letters "TM" in parentheses; and the copyrights are designated by the letter "C" in parentheses.