Form 10-K, Exhibit 13
period 1995-10-31
PETROLITE CORP
filed 1996-01-26
CIK 77943

FINANCIAL REVIEW


CONSOLIDATED OPERATING RESULTS

CONSOLIDATED REVENUES, NET EARNINGS AND EARNINGS PER SHARE
(Dollars in thousands, except per share data)            1995          1994         1993
------------------------------------------------------------------------------------------
Revenues                                             $364,877      $369,227     $351,779
Net earnings (loss):
     Before write-down,
         reorganization, and
         accounting changes                            15,187        19,503       20,546
     Write-down of assets                              (8,957)
     Reorganization of
        chemical operations                                         (12,496)
     Accounting changes                                               2,037       (6,500)
     Net earnings                                       6,230         9,044       14,046
Earnings (loss) per share:
     Before write-down,
        reorganization, and
        accounting changes                               1.34          1.73         1.82
     Write-down of assets                                (.79)
     Reorganization of
        chemical operations                                           (1.11)
     Accounting changes                                                 .18         (.58)
     Earnings per share                                   .55           .80         1.24
------------------------------------------------------------------------------------------

  Revenues decreased in 1995 by $4.4 million or 1% due primarily to the decline of oil field chemical revenues in North America and to the transfer of wax product business from the Polymers Division to the newly formed joint venture, Bareco Products, which is accounted for using the equity method.
  Excluding the write-down, reorganization and accounting changes, net earnings decreased from 1994 by $4.3 million or 22%. The company incurred significant raw material cost increases during the year which could not be passed along to customers in its highly competitive, price-sensitive markets. These increases more than offset the effect of cost savings derived from the ongoing reorganization of the Chemicals Group. The decline in earnings also resulted from the weak performance of the company's North American chemical operations which were affected by the continuing weakness in petroleum chemical markets. In addition, earnings suffered from a bad debt write-off of nearly $1.0 million brought about by the devaluation of the Mexican peso.
  During 1995, the company charged net earnings for $9.0 million to provide for the write-off and disposal of obsolete inven-tory, the write-down of certain patents, other intangibles, and certain other assets in order to properly reflect the carrying value of these assets at October 31,1995.
  During 1994, the company charged net earnings for $12.5 million to provide for a reorganization of its chemical segment operations. In addition, the company adopted Statement of Financial
Accounting Standard No. 109 relating to accounting for income taxes, which resulted in a nonrecurring, non-cash benefit of $2.0 million or $0.18 per share. In 1993, the company adopted Statement of Financial Accounting
Standard No. 106 related to medical and other postretirement benefits, which resulted in a nonrecurring, non-cash, after-tax charge of $6.5 million, or $0.58 per share.

REVENUES
(Dollars in thousands)                                   1995          1994         1993
------------------------------------------------------------------------------------------
Specialty Chemical Products                          $338,999      $344,846     $332,512
Equipment                                              25,878        24,381       19,267
------------------------------------------------------------------------------------------
Total                                                $364,877      $369,227     $351,779
------------------------------------------------------------------------------------------

  Revenues from the sale of Specialty Chemical Products declined by $5.8 million or 2% in 1995. North American oil field revenues were lower, reflecting the softness in the petroleum industry chemical market which is experiencing very difficult economic conditions. Sales of oil field chemicals outside of North America showed continued growth particularly in Europe and the Middle East. Sales of refinery process services and fuel performance additives were also higher in 1995, led by increases in Europe and the Pacific Rim, continuing a three-year growth trend. Polymers Division revenues continued to increase even though the continual transfer of wax-products business to Bareco Products, a new joint venture which began operations in April 1995, reduced the division's revenues in this market.
  Revenues from equipment sales increased in 1995 by $1.5 million or 6%. The increase was due to sales of desalters, replacement equipment parts and refinery catalyst. The division's backlog of jobs for fiscal 1996 is not as strong as the prior year backlog due to weaker bookings in the fuel treatment market and a softening of its energy-industry markets.

EARNINGS FROM OPERATIONS
(Dollars in thousands)                                   1995          1994         1993
------------------------------------------------------------------------------------------
Specialty Chemical Products                           $15,835       $26,172      $29,714
Equipment                                               3,851         3,278        1,851
Write-down of assets                                  (14,354)
Reorganization costs                                                (20,025)
------------------------------------------------------------------------------------------
Total                                                 $ 5,332       $ 9,425      $31,565
------------------------------------------------------------------------------------------

  Operating earnings from Specialty Chemical Products declined by $10.3 million or 39% due primarily to an increase in raw material prices for petroleum chemicals worldwide and to the weak performance of North American chemical operations, resulting from very tough economic conditions in the domestic petroleum industry. In addition, the company incurred a bad debt write-off of nearly $1.0 million as a result of the devaluation of the Mexican peso. The Polymers Division recorded improvements on last year's profitability due to an increased sales base and the early success of its new joint venture, Bareco Products.
  The Equipment segment also showed improved earnings due to increased sales of refinery catalyst and replacement equipment parts which have comparatively high margins.
  The company charged pretax earnings in 1995 for $14.4 million to provide for the write-off and disposal of obsolete inventory and the write-down of certain other assets and intangibles in order to properly reflect the carrying value of these assets at October 31, 1995.
  During 1994, the company charged pretax earnings for $20 million to provide for a reorganization of its chemical segment operations.

INTEREST (EXPENSE) INCOME, NET
(Dollars in thousands)                                  1995          1994         1993
------------------------------------------------------------------------------------------
Interest expense                                     $(3,278)      $(3,371)     $(1,475)
Interest and dividend income                           1,449           850          828
------------------------------------------------------------------------------------------
Interest (expense) income, net                       $(1,829)      $(2,521)     $  (647)
------------------------------------------------------------------------------------------

  Interest expense in 1995 and 1994 includes interest on the $40 million private placement issued in September 1993. The increase in interest income in 1995 is due to the general increase in cash balances invested throughout fiscal 1995.

QUARTERLY RESULTS

  Condensed quarterly unaudited summaries of financial results during fiscal 1995 and 1994 are as follows:
(Dollars in thousands, except per share data)
--------------------------------------------------------------------------------------------------------
                                                                                     Net      Earnings
Three Months                                                          Gross     Earnings        (Loss)
Ended                                                Revenues        Profit       (Loss)     Per Share
--------------------------------------------------------------------------------------------------------
1995
--------------------------------------------------------------------------------------------------------
JANUARY 31                                            $92,323       $36,277       $6,229          $.55
APRIL 30                                               94,010        36,849        4,289           .38
JULY 31                                                87,212        32,750        2,547           .22
OCTOBER 31                                             91,332        29,489       (6,835)         (.60)
--------------------------------------------------------------------------------------------------------
1994
--------------------------------------------------------------------------------------------------------
January 31
  Before effect of
    accounting change                                 $91,796       $38,101       $5,414          $.48
  After effect of
    accounting change                                  91,796        38,101        7,451           .66
April 30                                               90,556        37,381        4,330           .38
July 31                                                90,223        38,673        3,767           .34
October 31                                             96,652        39,589       (6,504)         (.58)
--------------------------------------------------------------------------------------------------------

  While the negative effects of raw material price increases were felt as early as the first quarter, overall results benefited in the first quarter from continued strong demand for the company's products and services in most international markets and somewhat improved results from the North American oil field operations. In addition, the company realized a gain of $1.1 million from the sale of its plant in Clear Lake, Texas.
  In the second quarter, strong advances by the Polymers and Equipment businesses and continued strength in the international markets were offset by the weak performance of the Chemicals Group, whose results suffered from a bad debt write-off of nearly $1.0 million brought about by the devaluation of the Mexican peso and the continued tightening of margins.
  In the third quarter, sales declined as oil producers and refiners reduced their use of production and process chemicals worldwide. In addition, substantial hikes in the cost of raw materials, which could not be passed along to customers in highly competitive markets, put further pressure on margins, which more than offset the effect of cost savings derived from the ongoing reorganization of the Chemicals Group.
  While the Polymers and Equipment divisions continued to turn in solid performances during the fourth quarter, the difficult economic conditions in the petroleum industry chemical markets had a significant impact on the final overall results. In addition, the company recorded a $9.0 million after-tax charge ($.79 per share) against earnings to provide for the write-off and disposal of obsolete inventory, the write-down of certain patents, other intangibles, and certain other assets.
  During the first quarter of 1994, the company adopted Statement of Financial Accounting Standard No. 109 relating to accounting for income taxes, which resulted in a nonrecurring, non-cash benefit of $2.0 million or $0.18 per share. During the fourth quarter of 1994, the company charged net earnings for $12.5 million, or $1.11 per share, to provide for a reorganization of its chemical segment operations.


FOREIGN CURRENCY EXCHANGE AND TRANSLATION

  The company's exchange gains and losses were principally attributable to the effects of changes in value of U.S. dollar-denominated asset and liability accounts of its foreign subsidiaries and to the closing of foreign currency forward contracts. The company uses several measures to protect returns on its foreign subsidiaries' net assets from significant changes in the value of the dollar versus foreign currencies. These measures include pricing adjustments, maintenance of offsetting asset and liability balances, and investment in foreign currency forward contracts. There were no significant contracts outstanding at year-end. Balance sheet changes in the cumulative translation adjustment reflect the general fluctuation in the value of the U.S. dollar versus foreign currencies.

FOREIGN INVESTMENTS
(Dollars in thousands)                                   1995          1994         1993
------------------------------------------------------------------------------------------
Europe                                                $44,359       $42,395      $35,391
Far East                                               15,648        16,620       15,224
Canada                                                  8,055         8,718        8,177
Middle East                                             2,528         6,651        6,096
Latin America                                           8,169         5,684        7,136
------------------------------------------------------------------------------------------
Total                                                 $78,759       $80,068      $72,024
------------------------------------------------------------------------------------------

  The increase in the company's investment in Europe was due to the positive earnings contribution from the European operations this past year and to a strengthening, in general, of the European currencies against a weakening
U.S. dollar.
  The decrease in the Middle East was due to a reduction in the capital structure of the company's partnership in Saudi Arabia.
  The decrease in the company's investment in Latin America in 1994 was due to the losses incurred by the Venezuelan subsidiary caused by an unstable currency, hyperinflation and the closing of the manufacturing facility as part of the 1994 reorganization. The improvement in 1995 was due to increased activity primarily in Mexico and Venezuela.

LIQUIDITY/CAPITAL RESOURCES
(Dollars in thousands)                                   1995          1994         1993
------------------------------------------------------------------------------------------
Working capital-
  Cash and marketable securities                      $33,662       $20,564      $ 8,799
  Other                                                45,342        45,705       49,261
Debt-
  Short-term                                            4,594         6,124        9,920
  Long-term                                            40,000        40,000       40,000
Ratios-
  Current                                              2.18:1        1.83:1       1.79:1
  Long-term debt/total
    capitalization                                      .20:1         .19:1        .20:1
------------------------------------------------------------------------------------------

  The company's primary sources of liquidity are cash provided by operating activities and $26 million of unsecured, uncommitted lines of credit. In addition, the company sold its Clear Lake, Texas, plant during 1995, resulting in cash proceeds of $10.3 million. Working capital increased to $79 million at October 31, 1995, up from $66 million at October 31, 1994, with the current ratio increasing to 2.18:1 from 1.83:1.
  The company's strong financial position and adequate credit availability provides a high degree of flexibility in obtaining additional funds on competitive terms. Detailed information on the company's cash flows is presented in the Consolidated Statements of Cash Flows.

CAPITAL EXPENDITURES AND DEPRECIATION
(Dollars in thousands)                                   1995          1994         1993
------------------------------------------------------------------------------------------
Capital expenditures, net                             $12,565       $21,825      $18,923
Depreciation                                           15,290        19,326       16,765
------------------------------------------------------------------------------------------

  Major capital expenditures in 1995 included a container handling facility at the Bayport, Texas, manufacturing plant, the completion of the customer service center and technology laboratory in Kirkby, England, an upgrade of the Nisku, Alberta, Canada, blending and distribution facility and modifications of contract treating trucks.
  For 1996, major capital projects will include the continued expansion and upgrade of the Bayport and Kirkby manufacturing plants; additional investment in containers that are more environmentally safe; additional investment in distribution vehicles, including both contract treating and delivery trucks; and expansion of our UNILIN(R) alcohol capacity at our Barnsdall, Oklahoma, manufacturing facility. The company expects 1996 capital expenditures will approximate 1995 expenditures.
  The decrease in depreciation expense in fiscal 1995 is due to the write-down of plant assets in the October 1994 reorganization charge and the sale of the Clear Lake, Texas, plant in December 1994.


ACQUISITIONS, JOINT VENTURES, AND ALLIANCES

  Effective April 1995, Bareco Products, a 50-50 partnership between Petrolite Wax Partner Company and Pennzoil Wax Partner Company, began operations to market a broad line of wax products to purchasers of paraffin, microcrystalline and related synthetic waxes worldwide. Previously, the two companies manufactured and sold noncompeting wax products. Under the partnership agreement, Petrolite will discontinue manufacturing microcrystalline waxes.
  The partnership arrangement allows for the transfer of Petrolite's partnership interest to Pennzoil under certain defined circumstances. As a result, at any time after September 1, 1997, and before August 31, 1998, either Petrolite may require Pennzoil to purchase Petrolite's partnership interest, or Pennzoil may require Petrolite to sell its partnership interest to Pennzoil. The purchase price of Petrolite's partnership interest will be determined by using an agreed-upon formula.
  During 1994, the company acquired the 50% of Petrolite Suramericana, S.A. that it did not own in exchange for shares of Petrolite stock. The balance sheet effect of this transaction resulted in additional assets of approximately $2,750,000, assumed liabilities of $2,250,000 and the issuance of $500,000 of Petrolite stock.
  Petrolite also entered into a strategic global alliance with Ashland Chemical Company's Drew Industrial Division to integrate water and process treatment management worldwide, resulting in administrative and operating efficiencies.
  In 1993, the company acquired certain assets and liabilities of Welchem, Inc., a wholly owned subsidiary of Amoco Chemical Holding Company. The company also purchased Sulfa-Scrub(R) patents and technology from Quaker Chemical and, during the last quarter of 1993, the company acquired certain assets of Chemical Specialties Corporation of Louisiana.


WM. S. BARNICKEL & COMPANY

  On December 9, 1994, the company announced that it had signed a letter of intent under which the company would acquire substantially all of the assets of Wm. S. Barnickel & Company ("Barnickel Company"), its largest stockholder, in a tax-free reorganization between the two companies (the "Transaction").
  The Transaction was subject to a number of conditions, including the receipt of certain favorable rulings from the Internal Revenue Service regarding the tax treatment of the Transaction. As reported on January 26, 1995, the company and Barnickel Company were advised that Revenue Procedure 94-76, under which the Internal Revenue Service suspended consideration of certain advance ruling requests pending completion of a designated study, applied to the Transaction. As reported previously, both parties determined that it was unlikely that the Transaction would be completed on the terms originally agreed upon. The parties are reviewing alternatives to the Transaction in light of the application of the Revenue Procedure. No agreement with respect to the terms of any such alternative transaction has been reached.
  The Transaction is described in more detail on Form 8-K filed with the Securities and Exchange Commission on December 13, 1994, and in the company's proxy statements dated February 8, 1995, and January 23, 1996.

STOCKHOLDERS' EQUITY/CAPITAL STOCK
(Dollars in thousands, except per share data)            1995          1994
-----------------------------------------------------------------------------
At October 31-
   Stockholders' equity                              $159,464      $165,589
   Number of shares outstanding                        11,333        11,325
   Stockholders' equity per share                    $  14.07      $  14.62
   Return on average stockholders' equity-
      Before write-down of assets,
        reorganization and accounting change             9.3%         11.9%
      After write-down of assets,
        reorganization and accounting change             3.8%          5.5%
-----------------------------------------------------------------------------

  Petrolite has stock option and incentive plans which are described in detail in the Notes to Consolidated Financial Statements on pages 26 and 27. The company also has contributory employees' savings plans, which include an option for investment in Petrolite stock which is partially funded by the company. These plans are administered by an independent trustee that purchases shares on the open market on a current basis.
  In 1994, the company acquired the 50% of Petrolite Suramericana, S.A. that it did not own in exchange for $500,000 of Petrolite stock.


DIVIDENDS PER SHARE

  Petrolite paid quarterly dividends of $0.28 per share for a total annual dividend of $1.12 per share in 1995 and 1994. Petrolite has paid dividends every year since its incorporation in 1930 and has maintained or increased its dividends per share every year since 1946.

CAPITAL STOCK PRICES

  The high and low bid prices for 1995 and 1994 are shown in the following table compiled from published sources:
                                                                 1995                         1994
                                                        -----------------------      -----------------------
Quarter Ending                                            HIGH            LOW          High            Low
------------------------------------------------------------------------------------------------------------
   January 31                                         $ 30 1/4       $ 24 1/4      $ 40 1/4       $ 30 3/4
   April 30                                             31 1/4         25            37 1/2         29 3/4
   July 31                                              32 1/2         27 3/4        37             29 3/4
   October 31                                           29             23 1/4        33 3/4         28
------------------------------------------------------------------------------------------------------------

  Petrolite Corporation's capital stock is included in the NASDAQ National Market System of over-the-counter securities. The company's capital stock is traded under the symbol PLIT. As of October 31, 1995, Petrolite had 2,122 shareholders of record.


PRIOR YEARS' OPERATING RESULTS

1994 VS. 1993

  Revenues rose 5% in 1994 to $369,227,000 on the strength of the company's international operations, while North American revenues were down 4% from 1993.
  Excluding the reorganization of the chemical segment operations and other accounting changes, net earnings decreased by $1,043,000 from 1993 to $19,503,000. The decline resulted primarily from the weak performance of the company's North American oil field chemical operations which were affected by the continuing weakness in the domestic oil field markets. All other divisions showed improved profits and continued to perform well, especially those serving the international markets.
  During 1994, the company charged pretax earnings for $20,025,000 to provide for a reorganization of its chemical segment operations. In addition, the company adopted Statement of Financial Accounting Standard No. 109 relating to accounting for income taxes, which resulted in a nonrecurring, non-cash benefit of $2,037,000 or $0.18 per share. In 1993, the company adopted Statement of Financial Accounting Standard No. 106 related to medical and other postretirement benefits, which resulted in a nonrecurring, non-cash, after-tax charge of $6,500,000, or $0.58 per share. Considering these accounting changes and the reorganization charge for the chemical segment operations, net earnings decreased $5,002,000 in 1994 to $9,044,000.
  Revenues from sales of Specialty Chemical Products increased $12,334,000 in 1994 representing a 4% gain. Tretolite Division revenues were lower reflecting the weakness in the domestic oil field market. Sales of oil field chemicals outside of North America showed continued solid growth, particularly in Europe, the Middle East and Southeast Asia. Sales of refinery process services and fuel performance additives were also higher in 1994 after posting good growth in 1993. Polymers Division revenues were comparable to 1993 as elimination of some very low margin commodity wax business in Europe was offset by increased revenues in international markets.
  Revenues from equipment sales were $24,381,000, up 27% from 1993. Equipment design business revenues were boosted by several large contracts involving overseas sales of turbine fuel treatment systems and oil field dehydrators and a resurgence of orders from U.S. refiners seeking system upgrades. The division carried a strong backlog of contracts forward into 1995.
  Operating earnings of Specialty Chemical Products declined 12% from 1993 primarily due to the weak performance of the North American oil field business. Operating earnings of all other Specialty Chemical operations increased over 1993 levels. The Polymers Division improved its margins as a result of a reduction in lower margin sales being replaced with higher margin products. Both the Industrial Chemicals Division and the EuroChem Division recorded improvements on last year's profitability due to an increased sales base and leveraging their operating expenses accordingly.
  The Equipment segment earnings increased 77% due to stronger contract revenues, both domestically and overseas, and by effectively controlling its operating expenses which were up only nominally over the prior year.
  The company charged pretax earnings with $20,025,000 to cover a reorganization of its chemicals segment operations. This reorganization, which resulted from a reengineering study of the oil field operations and a decision to exit the manufacturing of microcrystalline waxes, will result in the elimination of approximately 290 jobs, and the discontinuance of chemical manufacturing operations in Webster Groves, Missouri, and Clear Lake, Texas; discontinuance of ethoxylation activities at Barcelona, Venezuela; and discontinuance of the microcrystalline wax manufacturing process at Kilgore, Texas, and Barnsdall, Oklahoma.


1993 VS. 1992

  Petrolite's revenues rose 11% in fiscal 1993 to $351,779,000. All of the company's operating divisions participated in the revenue improvement. About 50% of the increase came from the acquisition of the assets and business of Welchem, Inc., a subsidiary of Amoco Chemical Holding Company, which was completed in April 1993.
  Net earnings in fiscal 1993, before effect of a change in accounting principle, increased 25% to $20,546,000, or $1.82 per share, compared with $16,479,000, or $1.45 per share, in the prior period. All operating divisions also shared in the earnings improvement.
  During 1993, Petrolite adopted Statement of Financial Accounting Standard No. 106 related to medical and other postretirement benefits, which resulted in a nonrecurring, non-cash, after-tax charge of $6,500,000, or $0.58 per share. This charge reduced reported fiscal 1993 earnings to $14,046,000, or $1.24 per share.
  Revenues from sales of Specialty Chemical Products were $332,512,000 in fiscal 1993, a 10% increase over fiscal 1992. New business gained as a result of the Welchem acquisition accounted for approximately 60% of the improvement. The largest revenue increase was realized by the Tretolite Division principally due to the Welchem acquisition. New revenue sources also included the hydrogen sulfide management programs added to Petrolite's service offerings through purchase of Sulfa-Scrub(R) patents and technology from Quaker Chemical Corporation.
  The Industrial Chemicals Division also benefited from acquiring the Welchem customer base. In addition, there was continued strong demand for fuel additives and the division's basic refinery product base. Oil field and industrial chemicals sales also showed good improvement in Latin American markets and the Pacific Rim.
  Major sales volume gains were realized by the EuroChem Division, although a general decline in the value of European currencies versus the dollar diluted the comparative revenue effect. Larger revenue gains were in the Middle East, Northern Europe and Africa. The Polymers Division also posted higher revenues in international markets which offset the impact of sluggish demand in domestic markets.
  Equipment revenues were $19,267,000, a 17% increase over fiscal 1992. Petreco Division equipment contract activity accelerated significantly, particularly in Europe and the Pacific Rim. The division also enjoyed a healthy backlog of contracts which were realized in fiscal 1994.
  Operating earnings of Petrolite's Specialty Chemical Products business segment improved 22% to $29,714,000 in fiscal 1993. All divisions contributed to the improvement. Operating margins of the Tretolite and Industrial
Chemicals divisions were higher due to a more favorable product mix, stable raw material costs and the beneficial impact of higher sales volumes on fixed operating costs. There were also improved contributions from Latin America and the Far East.
  The EuroChem Division significantly improved its profitability, despite the effect of generally weaker currencies on revenues. Operating earnings of the Polymers Division improved on higher revenues, while margins were tested by intense competition in several product lines.
  The company's Equipment segment generated operating earnings of $1,851,000, representing a 38% gain over the prior year. Stronger equipment revenues produced by the company's European subsidiaries were a major factor in the improvement.


INDUSTRY SEGMENT DATA

  Petrolite's business is classified into two industry segments: Specialty Chemical Products and Equipment. The Specialty Chemical Products segment includes development, manufacture, distribution and marketing of oil field and industrial chemicals, and industrial polymers and waxes. The Equipment segment includes development, assembly, distribution and marketing of specialized lines of equipment for a variety of major industries.
  Following is a summary of net revenues, earnings from operations and other financial data by industry segment. Earnings from operations are defined as earnings before interest income and expense, equity in net earnings of affiliated companies, foreign exchange gains and losses, other nonoperating income and expense, and the provision for income taxes.

INDUSTRY SEGMENT INFORMATION<F*>
(Dollars in thousands)
For Years Ended October 31                               1995          1994         1993
------------------------------------------------------------------------------------------
Net revenues:
   Specialty Chemical Products                       $338,999      $344,846     $332,512
   Equipment                                           25,878        24,381       19,267
------------------------------------------------------------------------------------------
                                                      364,877       369,227      351,779
------------------------------------------------------------------------------------------
Earnings (loss) from operations:
   Specialty Chemical Products                         15,835        26,172       29,714
   Equipment                                            3,851         3,278        1,851
   Write-down of assets                               (14,354)
   Reorganization costs                                             (20,025)
------------------------------------------------------------------------------------------
                                                        5,332         9,425       31,565
------------------------------------------------------------------------------------------
Identifiable assets:
   Specialty Chemical Products                        216,042       260,953      271,401
   Equipment                                           17,419        13,750       10,780
   Investments in affiliated companies                 13,116         9,223        9,309
   Corporate                                           46,008        31,013        9,655
------------------------------------------------------------------------------------------
                                                      292,585       314,939      301,145
------------------------------------------------------------------------------------------
Other related disclosures:
   Specialty Chemical Sales by
          product group--
    Oil Field Chemicals                               193,952       208,673      199,847
    Industrial Chemicals                               74,220        67,828       63,249
    Specialty Polymers and Waxes                       70,827        68,345       69,416
------------------------------------------------------------------------------------------
                                                      338,999       344,846      332,512
------------------------------------------------------------------------------------------
Depreciation:
   Specialty Chemical Products                         14,496        18,814       16,325
   Equipment                                              505           436          404
   Corporate                                              289            76           36
------------------------------------------------------------------------------------------
                                                       15,290        19,326       16,765
------------------------------------------------------------------------------------------
Capital expenditures, net:
   Specialty Chemical Products                         11,893        16,674       18,239
   Equipment                                              598           547          635
   Corporate                                               74         4,604           49
------------------------------------------------------------------------------------------
                                                     $ 12,565      $ 21,825     $ 18,923
------------------------------------------------------------------------------------------

<F*>The financial statements and related notes thereto on pages 18 to 28 should be read in conjunction with this data.

WORLDWIDE OPERATIONS

  Petrolite's worldwide operations are summarized below. Inter-area net revenues include sales from one Petrolite unit to another located in a different geographic area. Earnings from operations include total company earnings on sales to unaffiliated customers.

WORLDWIDE OPERATIONS INFORMATION<F*>
                                                               Net Revenues
                                                 --------------------------     Earnings
                                                 Unaffiliated                       from  Identifiable
For Years Ended October 31 (Dollars in thousands)   Customers    Inter-area   Operations        Assets
--------------------------------------------------------------------------------------------------------
1995
--------------------------------------------------------------------------------------------------------
UNITED STATES                                        $224,300      $ 30,967      $(2,726)     $140,483
EUROPE                                                 87,990         5,753        7,446        62,082
CANADA/LATIN AMERICA                                   28,804         2,088       (1,562)       13,501
MIDDLE EAST/FAR EAST                                   23,783                      2,174        17,395
INVESTMENTS IN AFFILIATED COMPANIES                                                             13,116
CORPORATE                                                                                       46,008
ELIMINATIONS                                                        (38,808)
--------------------------------------------------------------------------------------------------------
                                                     $364,877      $      0      $ 5,332      $292,585
--------------------------------------------------------------------------------------------------------
1994
--------------------------------------------------------------------------------------------------------
United States                                        $237,579      $ 33,503      $(8,218)     $170,581
Europe                                                 87,957         5,242       12,751        69,944
Canada/Latin America                                   21,861         1,118            7        10,815
Middle East/Far East                                   21,830                      4,885        23,363
Investments in affiliated companies                                                              9,223
Corporate                                                                                       31,013
Eliminations                                                        (39,863)
--------------------------------------------------------------------------------------------------------
                                                     $369,227      $      0      $ 9,425      $314,939
--------------------------------------------------------------------------------------------------------
1993
--------------------------------------------------------------------------------------------------------
United States                                        $231,544      $ 30,576      $15,947      $195,827
Europe                                                 83,271         4,692       11,856        54,168
Canada/Latin America                                   18,969           444        1,069        10,689
Middle East/Far East                                   17,995                      2,693        21,497
Investments in affiliated companies                                                              9,309
Corporate                                                                                        9,655
Eliminations                                                        (35,712)
--------------------------------------------------------------------------------------------------------
                                                     $351,779      $      0      $31,565      $301,145
--------------------------------------------------------------------------------------------------------

Export revenues included in the United States net revenues to unaffiliated customers were as follows:

For Years Ended October 31 (Dollars in thousands)                      1995         1994          1993
--------------------------------------------------------------------------------------------------------
Geographic Areas:

Far East                                                           $ 13,609      $16,167      $ 10,358
Canada/Latin America                                                 12,946       11,590        12,602
Europe                                                                  163          228           152
Africa                                                                3,079        5,162         4,272
Middle East                                                           3,794        3,378         3,415
--------------------------------------------------------------------------------------------------------
                                                                   $ 33,591      $36,525      $ 30,799
--------------------------------------------------------------------------------------------------------

<F*>The financial statements and related notes thereto on pages 18 to 28 should be read in conjunction with this data.

CONSOLIDATED STATEMENTS OF EARNINGS

For Years Ended October 31 (Dollars in thousands, except per share data)            1995          1994         1993
---------------------------------------------------------------------------------------------------------------------
Net Revenues                                                                    $364,877      $369,227     $351,779
Cost of Products Sold and Other Direct Costs                                     229,512       215,483      201,667
---------------------------------------------------------------------------------------------------------------------
   Gross profit                                                                  135,365       153,744      150,112
---------------------------------------------------------------------------------------------------------------------
Expenses:
   Selling                                                                        86,015        88,272       80,750
   Research                                                                       12,768        12,737       13,587
   General and administrative                                                     21,438        23,285       24,210
   Write-down of assets                                                            9,812
   Reorganization of chemical operations                                                        20,025
---------------------------------------------------------------------------------------------------------------------
                                                                                 130,033       144,319      118,547
---------------------------------------------------------------------------------------------------------------------
   Earnings from operations                                                        5,332         9,425       31,565
Other Income (Expense):
   Equity in earnings (loss) of affiliates                                         3,146           925         (127)
   Interest expense                                                               (3,278)       (3,371)      (1,475)
   Interest and dividend income                                                    1,449           850          828
   Other, net                                                                      1,465           677          641
---------------------------------------------------------------------------------------------------------------------
    Earnings before income taxes and effect of change in accounting principles     8,114         8,506       31,432
---------------------------------------------------------------------------------------------------------------------
Provision for U.S. and Foreign Income Taxes:
   Current                                                                         6,362         6,458       11,489
   Deferred, net                                                                  (4,478)       (4,959)        (603)
---------------------------------------------------------------------------------------------------------------------
                                                                                   1,884         1,499       10,886
---------------------------------------------------------------------------------------------------------------------
Net Earnings before effect of change in accounting principles                      6,230         7,007       20,546
   Effect of changes in accounting for income taxes (1994)
     and postretirement benefits (1993)                                                          2,037       (6,500)
---------------------------------------------------------------------------------------------------------------------
Net Earnings                                                                    $  6,230      $  9,044     $ 14,046
---------------------------------------------------------------------------------------------------------------------
Earnings Per Share before effect of change in accounting principles             $    .55      $    .62     $   1.82
   Effect of changes in accounting for income taxes (1994)
     and postretirement benefits (1993)                                                            .18         (.58)
---------------------------------------------------------------------------------------------------------------------
Earnings Per Share                                                              $    .55      $    .80     $   1.24
---------------------------------------------------------------------------------------------------------------------
See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

October 31 (Dollars in thousands)                                                                 1995         1994
---------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets:
   Cash and equivalents                                                                      $  33,662    $  19,801
   Marketable securities                                                                                        763
   Accounts receivable, less estimated doubtful accounts of $986 and $1,306, respectively       63,352       68,733
   Inventories                                                                                  36,709       43,863
   Other current assets                                                                         12,115       12,557
---------------------------------------------------------------------------------------------------------------------
       Total current assets                                                                    145,838      145,717
---------------------------------------------------------------------------------------------------------------------
Investment in Affiliated Companies                                                              13,116        9,223
---------------------------------------------------------------------------------------------------------------------
Other Assets:
   Patents and other intangibles, less accumulated amortization of $7,136 and
     $2,848, respectively                                                                        9,505       17,767
   Other                                                                                        12,752       15,169
---------------------------------------------------------------------------------------------------------------------
       Total other assets                                                                       22,257       32,936
---------------------------------------------------------------------------------------------------------------------
Properties:
   Buildings                                                                                    63,325       68,027
   Machinery and equipment                                                                     203,526      223,500
   Construction in progress                                                                      4,159        6,489
   Accumulated depreciation                                                                   (166,369)    (178,437)
---------------------------------------------------------------------------------------------------------------------
                                                                                               104,641      119,579
   Land                                                                                          6,733        7,484
---------------------------------------------------------------------------------------------------------------------
                                                                                               111,374      127,063
---------------------------------------------------------------------------------------------------------------------
                                                                                             $ 292,585    $ 314,939
---------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
   Short-term borrowings                                                                     $   4,594    $   6,124
   Accounts payable                                                                             40,964       42,114
   Income taxes payable                                                                          3,378        9,047
   Accrued vacation payable                                                                      4,000        3,910
   Reorganization reserve                                                                        2,734        8,667
   Other current liabilities                                                                    11,164        9,586
---------------------------------------------------------------------------------------------------------------------
       Total current liabilities                                                                66,834       79,448
---------------------------------------------------------------------------------------------------------------------
Other Liabilities:
   Long-term debt                                                                               40,000       40,000
   Retiree medical benefits                                                                     13,192       12,513
   Other                                                                                         2,317        4,295
---------------------------------------------------------------------------------------------------------------------
       Total other liabilities                                                                  55,509       56,808
---------------------------------------------------------------------------------------------------------------------
Deferred Income Taxes, Net                                                                      10,778       13,094
---------------------------------------------------------------------------------------------------------------------
Stockholders' Equity:
   Capital stock, without par value--
      Authorized--35,000,000 shares
      Issued--12,220,697 and 12,215,697 shares, respectively                                     9,389        9,248
   Reinvested earnings                                                                         170,943      177,404
   Cumulative translation adjustment                                                            (2,174)      (2,319)
---------------------------------------------------------------------------------------------------------------------
                                                                                               178,158      184,333
Less treasury stock, at cost (887,749 and 890,518 shares, respectively)                       (18,694)     (18,744)
---------------------------------------------------------------------------------------------------------------------
                                                                                               159,464      165,589
---------------------------------------------------------------------------------------------------------------------
                                                                                             $ 292,585    $ 314,939
---------------------------------------------------------------------------------------------------------------------
See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For Years Ended October 31 (Dollars in thousands)                                   1995          1994         1993
---------------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities:
Net earnings                                                                    $  6,230      $  9,044     $ 14,046
---------------------------------------------------------------------------------------------------------------------
Adjustments to reconcile net earnings to net cash provided by operations:
   Depreciation and amortization                                                  18,909        21,291       17,396
   Effect of changes in accounting for income taxes (1994) and
      postretirement benefits (1993)                                                            (2,037)       6,500
   Write-down of assets                                                           14,354
   Reorganization of chemical operations                                                        20,025
   Gain on sale of assets                                                         (1,338)         (783)        (648)
Changes in assets and liabilities:
   Accounts receivable                                                             5,381         3,245      (16,510)
   Inventories                                                                     6,354           639       (9,562)
   Accounts payable and accrued liabilities                                       (5,482)        3,849       16,276
Other, net                                                                       (14,809)       (4,367)      (3,799)
---------------------------------------------------------------------------------------------------------------------
                                                                                  23,369        41,862        9,653
---------------------------------------------------------------------------------------------------------------------
   Net cash provided by operating activities                                      29,599        50,906       23,699
---------------------------------------------------------------------------------------------------------------------
Cash Flows From Investing Activities:
   Capital expenditures, net                                                     (12,565)      (21,825)     (18,923)
   Proceeds from sale of Clear Lake plant                                         10,335
   Welchem assets acquired                                                                                  (25,148)
   Other, net                                                                       (192)       (1,125)      (4,422)
---------------------------------------------------------------------------------------------------------------------
   Net cash used in investing activities                                          (2,422)      (22,950)     (48,493)
---------------------------------------------------------------------------------------------------------------------
Cash Flows From Financing Activities:
   Long-term borrowings                                                                                      40,000
   Short-term borrowings (repayments), net                                          (816)       (4,009)      (3,583)
   Dividends paid                                                                (12,691)      (12,741)     (12,638)
   Sales of common stock                                                             191           559
   Other                                                                                                        239
---------------------------------------------------------------------------------------------------------------------
   Net cash used in financing activities                                         (13,316)      (16,191)      24,018
---------------------------------------------------------------------------------------------------------------------
Net Increase (Decrease) in Cash and Equivalents                                   13,861        11,765         (776)
Cash and Equivalents at Beginning of Year                                         19,801         8,036        8,812
---------------------------------------------------------------------------------------------------------------------
Cash and Equivalents at End of Year                                             $ 33,662      $ 19,801     $  8,036
---------------------------------------------------------------------------------------------------------------------
Interest Paid                                                                   $  3,278      $  2,118     $  1,475
Income Taxes Paid                                                               $  6,782      $  6,432     $  8,123
---------------------------------------------------------------------------------------------------------------------
See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                              Capital Stock                Cumulative                       Total
                                                       --------------------   Reinvested  Translation     Treasury   Stockholders'
(Amounts in thousands, except per share data)          Shares        Amount     Earnings   Adjustment        Stock         Equity
-----------------------------------------------------------------------------------------------------------------------------------
October 31, 1992                                       12,190        $8,498     $179,693      $(4,313)    $(19,292)      $164,586

Net earnings                                                                      14,046                                   14,046
Dividends paid $1.12 per share                                                   (12,638)                                 (12,638)
Foreign currency translation adjustments                                                       (3,096)                     (3,096)
Exercise of stock under options
   and restricted stock awards                              6           196                                     43            239
-----------------------------------------------------------------------------------------------------------------------------------
October 31, 1993                                       12,196         8,694      181,101       (7,409)     (19,249)       163,137

Net earnings                                                                       9,044                                    9,044
Dividends paid $1.12 per share                                                   (12,741)                                 (12,741)
Foreign currency translation adjustments                                                        5,090                       5,090
Exercise of stock under options                            20           554                                      5            559
Issuance of stock for acquisition                                                                              500            500

-----------------------------------------------------------------------------------------------------------------------------------
October 31, 1994                                       12,216         9,248      177,404       (2,319)     (18,744)       165,589

Net earnings                                                                       6,230                                    6,230
Dividends paid $1.12 per share                                                   (12,691)                                 (12,691)
Foreign currency translation adjustments                                                          145                         145
Exercise of stock under options                             5           141                                     50            191
-----------------------------------------------------------------------------------------------------------------------------------
October 31, 1995                                       12,221        $9,389     $170,943      $(2,174)    $(18,694)      $159,464
-----------------------------------------------------------------------------------------------------------------------------------
See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

  The consolidated statements include the accounts of the company, its subsidiaries and its unconsolidated 50%-owned corporate affiliates, Toyo-Petrolite Co. Ltd. and Bareco Products, a partnership, both of which are accounted for using the equity method. All significant intercompany accounts and transactions have been eliminated.


TRANSLATION OF FOREIGN CURRENCIES

  Foreign currency denominated financial statements are translated in accordance with Statement of Financial Accounting Standard No. 52. Under this standard all assets and liabilities of operations outside the United States, except for operations in highly inflationary economies, are translated into U.S. dollars at exchange rates in effect at the end of the year. Operating results are translated at a weighted average of exchange rates in effect during the year. Net unrealized gains and losses on translation of foreign currency financial statements, other than those in highly inflationary economies, are recorded in stockholders' equity, as a cumulative translation adjustment, and will be included in income only upon sale or liquidation of the underlying asset. Realized gains and losses resulting from completed transactions are included in net earnings.


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


INTANGIBLES

  Patents and other intangibles are amortized over periods ranging from 4 to 15 years.


PROPERTIES AND DEPRECIATION

  Properties are carried at cost and include expenditures for new facilities and those which substantially extend the useful lives of existing capital assets. Maintenance, repairs and minor renewals are expensed as incurred. Upon disposal or retirement of properties, the related cost and accumulated depreciation are removed from the accounts and any profit or loss on disposition is recorded in income. Depreciation is generally provided on a straight-line basis at rates based on estimated useful lives of the properties (buildings 5 to 50 years, machinery and equipment 3 to 20 years). Included in properties are land and certain assets which are being held for sale. The net book value of these assets at October 31, 1995, approximates $5.2 million.


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


REVENUE RECOGNITION

  The company follows the practice of reporting income from equipment contracts on the percentage-of-completion method. Revenue other than equipment contracts is recorded based on shipment date.


EARNINGS PER SHARE

  Net earnings per share are based on the weighted average number of shares of capital stock outstanding during the respective year.


FINANCIAL STATEMENT RECLASSIFICATION

  Selected prior year information has been reclassified to conform with 1995 annual report presentation.


SUMMARY OF OTHER FINANCIAL DATA

CONCENTRATION OF CREDIT RISK

  The company sells a majority of its products to customers in the oil and gas industry. While most of the company's business activity is with customers located within North America, the company also services customers in Europe, Africa, the Middle East, Far East, and South America. The company performs ongoing credit evaluations of its customers and generally does not require collateral. When appropriate, the company requires letters of credit or other similar guarantees particularly in international transactions. The company maintains reserves for potential credit losses and such losses have been within management's expectations. As of October 31, 1995, the company had no significant concentrations of credit risk.


FINANCIAL INSTRUMENTS

  The fair value of financial instruments is determined by reference to various market data and other valuation techniques as appropriate. Unless otherwise disclosed, the fair values of financial instruments approximate their recorded values.

ACCOUNTING FOR INVESTMENTS

  In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The effect of adopting this statement during the first quarter of fiscal 1995 was insignificant to the company.


IMPAIRMENT OF LONG-LIVED ASSETS

  In March 1995, the Financial Accounting Standards Board (FASB) issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets." The statement prescribes the accounting for the impairment of long-lived assets, such as property, plant, and equipment; identifiable intangibles, including patents and trademarks; and goodwill related to those assets.
  The FASB has deferred mandatory implementation of this statement until fiscal 1997. The company is currently evaluating the impact of the proposed statement and the timing of its adoption.


ACCOUNTING FOR STOCK-BASED COMPENSATION

  In October 1995, the Financial Accounting Standards Board (FASB) issued Statement No. 123, "Accounting for Stock-Based Compensation." This statement establishes financial accounting and reporting standards for stock-based employee compensation plans.
  The FASB has deferred mandatory inplementation of this statement until fiscal 1997. The company is currently evaluating the impact of the proposed statement and the timing of its adoption.


INVESTMENT IN UNCONSOLIDATED AFFILIATES

  The company's investment in affiliated companies which are not majority owned or controlled are accounted for using the equity method. Investments carried at equity and the percentage interest owned consist of Toyo-Petrolite Co. Ltd. (50%) and Bareco Products (50%).
  Financial information representing Petrolite's share of affiliated companies accounted for by the equity method is as follows, based on fiscal year-end results at March 31, 1995, and October 31, 1995, for Toyo-Petrolite Co. Ltd. and Bareco Products, respectively:

(Dollars in thousands)                                   1995
---------------------------------------------------------------
Earnings data
   Net revenues                                       $37,111
   Gross profit                                         7,664
   Net earnings                                         3,100
---------------------------------------------------------------
Balance sheet data
   Current assets                                     $19,635
   Other assets                                         2,837
   Current liabilities                                  7,865
   Other liabilities                                      492
   Net assets                                          14,115
---------------------------------------------------------------

  The company's share of undistributed earnings of affiliated companies included in consolidated retained earnings was $7,380,000 at October 31, 1995. Dividends from affiliated companies were $1,287,000 in 1995.

INVENTORIES

  Inventories at October 31 are summarized as follows:
(Dollars in thousands)                                                 1995         1994
------------------------------------------------------------------------------------------
Raw materials, parts and supplies                                  $ 19,984     $ 28,174
Finished goods                                                       37,874       33,051
Less reserve for revaluation of
   inventories to LIFO cost                                         (18,541)     (17,427)
Less reserve for obsolete inventory                                  (2,300)
------------------------------------------------------------------------------------------
                                                                     37,017       43,798
Equipment contracts in progress                                          13        1,026
Less advance billings                                                  (321)        (961)
------------------------------------------------------------------------------------------
Inventories, net                                                    $36,709      $43,863
------------------------------------------------------------------------------------------

  Raw materials declined at all divisions both domestically and internationally due primarily to an inventory reduction program initiated by the company during 1995. The increase in finished goods is due to the formation of new subsidiaries and respective stock locations in Mexico and Trinidad in addition to a general increase in international business. The reserve for obsolete inventory represents the carrying value of raw materials and finished goods which will be disposed of in 1996 (see footnote regarding write-down of certain assets and inventory disposal for additional information). The decline in equipment contracts in progress at year-end 1995 is due to the continual change in the mix and status of jobs in progress at the respective year-end dates.
  Approximately 66% and 70% of total inventories (exclusive of equipment contracts in progress) were accounted for on a last-in, first-out (LIFO) basis at October 31, 1995 and 1994, respectively.


WRITE-DOWN OF CERTAIN ASSETS AND INVENTORY DISPOSAL

  In the fourth quarter of 1995, the company decided that a $14.4 million pretax charge was necessary to provide for the write-off and disposal of obsolete inventory as well as the write-down of patents, intangibles and other assets.
  Continuing weak North American sales caused management to abandon and consolidate product lines, reduce its stocking locations, and dispose of slow-moving inventory. As a result, $4.6 million was charged to cost of products sold for the write-off and disposition of obsolete chemical inventory. Approximately $2.3 million of this amount relates to disposal costs to be incurred in fiscal 1996.
  In light of continuing weak earnings in North American chemical markets, management assessed the ongoing value of Chemicals Group patents, intangibles and other assets which related to acquisitions or investments made by the company during the last three years. Based on the projected net present value of future cash flows, the company determined that these intangibles and other assets should be written down by $7.8 million. A similar evaluation resulted in the write-down of fixed assets related to the company's computerized information systems by $2 million. These charges are reflected in income from operations.
  The net earnings and per share impact of this charge is $9 million or $0.79 per share.


REORGANIZATION

  In the fourth quarter of fiscal 1994, the company recorded a $20,025,000 pretax charge for reorganization of its Specialty Chemicals segment operations. Reorganization actions through October 31, 1994, included the early retirement or voluntary severance of employees, the decision to discontinue all chemical manufacturing at Webster Groves, Missouri, and Clear Lake, Texas, the decision to discontinue ethoxylation activities at Barcelona, Venezuela, and the decision to discontinue production of microcrystalline waxes at the company's Barnsdall, Oklahoma, and Kilgore, Texas, facilities. At October 31, 1994, $6,767,000 of the severance accrual and $1,900,000 of plant shutdown costs were recognized as a liability on the company's balance sheet.
  During fiscal 1995, $4,783,000 of severance costs and $1,150,000 of plant shutdown costs were charged against the reorganization accrual, leaving a remaining balance of $2,734,000 at October 31, 1995, relating to severance and plant shutdown costs for the discontinuance of production of microcrystalline waxes at the company's Barnsdall, Oklahoma, and Kilgore, Texas, facilities. Due to delays experienced by the joint-venture partner in replacing this microcrystalline production capacity, the company expects this portion of the reserve ($2,734,000) to be carried forward until the fourth quarter of fiscal 1996 when it is anticipated that severance and plant shutdown costs will be incurred.


SHORT-TERM BORROWINGS AND LINES OF CREDIT

  Short-term funds for certain international operations are obtained through unsecured overdraft facilities and short-term notes payable with local banks which totaled $4,594,000 at October 31, 1995. Domestic short-term funds are obtained through unsecured, uncommitted lines of credit with two banks totaling $26 million. Domestic borrowings bear interest at a fluctuating rate below prime determined by the banks' cost of funds. At October 31, 1995, the amount available and unused under these lines of credit aggregated $26 million.


LONG-TERM DEBT

  In September 1993, the company entered into a Note Purchase Agreement with several institutional investors providing for the private placement of its 5.90% Series A Senior Notes due 2000 and 6.39% Series A Senior Notes due 2003 in aggregate principal amounts of $10 million and $30 million, respectively. Proceeds from the sale of these unsecured notes, which were issued in November 1993, were used to retire short-term borrowings.
  The Note Purchase Agreement contains certain restrictive covenants including limitations on additional borrowings and disposition of assets, and the maintenance of minimum net worth. Long-term debt maturities are (in millions): 1996 - $0, 1997 - $2.0, 1998 - $6.3, 1999 - $6.3, 2000 - $6.3.
  Based on borrowing rates currently available to the company for loans with similar terms and average maturities, the fair value of long-term debt is $40.0 million (1994 - $36.6 million).

INCOME TAXES

  Below is a comparative summary of income taxes for each of the three years ended October 31:
(Dollars in thousands)                                   1995          1994         1993
------------------------------------------------------------------------------------------
Current
   U.S.                                               $ 3,714       $ 2,838      $ 6,898
   Foreign                                              2,398         3,200        3,791
   State                                                  250           420          800
Deferred
   U.S.                                               (3,416)       (4,261)        (467)
   Foreign                                              (656)         (220)        (136)
   State                                                (406)         (478)
------------------------------------------------------------------------------------------
Total                                                 $ 1,884       $ 1,499      $10,886
------------------------------------------------------------------------------------------

  Pretax earnings related to domestic and foreign operations are summarized below:
(Dollars in thousands)                                   1995          1994         1993
------------------------------------------------------------------------------------------
Domestic                                              $ 3,232       $(1,550)     $21,765
Foreign                                                 4,882        10,056        9,667
------------------------------------------------------------------------------------------
Total                                                 $ 8,114       $ 8,506      $31,432
------------------------------------------------------------------------------------------

  A reconciliation of income taxes at the U.S. statutory rate to the company's reported effective tax rate follows:
(Dollars in thousands)                                  1995          1994         1993
------------------------------------------------------------------------------------------
Income taxes computed at the
    U.S. statutory rate                                 35.0%         35.0%        34.8%
State income taxes net of federal
    tax benefit                                         (1.2)         (0.4)         1.7
Tax benefit - U.S. export sales                        (10.1)        (10.7)        (2.7)
Net (income) loss of foreign affiliates                 (4.1)         (3.8)         0.1
Foreign tax rate greater (less) than
    domestic tax rate                                   (1.1)         (2.5)         1.1
Non-deductible items                                     5.1           2.6          0.5
Other, net                                              (0.4)         (2.6)        (0.9)
------------------------------------------------------------------------------------------
Effective tax rate                                      23.2%         17.6%        34.6%
------------------------------------------------------------------------------------------

  Effective November 1, 1993, the company adopted Statement of Financial Accounting Standard (SFAS) No. 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for deferred income taxes. The cumulative effect of adopting this accounting change was a one-time gain of $2.0 million or $.18 per share. Prior-year financial statements have not been restated to reflect the provisions of SFAS No. 109.

  The deferred tax assets and deferred tax liabilities recorded on the balance sheet as of October 31 are as follows:
                                                            1995                       1994
                                                     ---------------------------------------------------
(Dollars in thousands)                                 ASSETS   LIABILITIES       Assets   Liabilities
--------------------------------------------------------------------------------------------------------
Current
   Intercompany profit
      in inventory                                    $ 1,156       $            $ 1,530       $
   Accrued liabilities                                  3,109                      2,896
    Inventory
      valuation/disposal costs                          2,258
    Plant closing expenses                                                         2,720
    Other items                                         1,029           584        1,181           113
--------------------------------------------------------------------------------------------------------
                                                        7,552           584        8,327           113
--------------------------------------------------------------------------------------------------------
Non-Current
   Accrued liabilities                                  2,101                      1,298
   Plant closing expenses                               3,155                        711
   Postretirement benefits
      other than pension                                4,960                      4,818
   Depreciation                                                      16,358                     15,621
   Other property basis
      difference                                                      1,123                      1,123
   Repatriation of
      foreign earnings                                                1,715
   Pension expense                                                    2,492                        599
   Research and
      development expense                                                                        2,031
   Other items                                            694                        407           954
--------------------------------------------------------------------------------------------------------
                                                       10,910        21,688        7,234        20,328
--------------------------------------------------------------------------------------------------------
Total deferred taxes                                  $18,462       $22,272      $15,561       $20,441
--------------------------------------------------------------------------------------------------------

  United States federal income tax returns for all years through 1991 have been settled with the Internal Revenue Service.

SUPPLEMENTAL CASH FLOW INFORMATION

  In October 1994, the company acquired the remaining 50% of Petrolite
Suramericana, S.A. in exchange for $500,000 of Petrolite Stock.  At the same time, the company changed the method of accounting for its investment in
Petrolite Suramericana from the equity method to consolidation.  These activities resulted in the following non-cash transactions:
(Dollars in thousands)                                   1994
---------------------------------------------------------------
Current assets                                        $   536
Equity in affiliate                                    (3,630)
Fixed assets, net                                       4,724
Current liabilities                                    (1,130)
Treasury stock                                           (500)
---------------------------------------------------------------

PENSION BENEFITS

  The company has a noncontributory final average pay defined benefit plan covering all eligible U.S. employees. Certain benefit improvements under the plan were initiated for current employees as of November 1, 1991, and for most retirees as of January 1, 1992. The company contributes funds to the trustee as necessary to provide for current service and for any unfunded prior service costs over a reasonable period. To the extent that these requirements are fully covered by assets on hand, a contribution may not be made in a particular year. Plan assets consist principally of common stocks and fixed income securities. Pension costs for non-U.S. plans are not material in the aggregate and are not included in these disclosures.

The funded status of the U.S. plan at October 31 was as follows:
(Dollars in thousands)                                  1995          1994         1993
-----------------------------------------------------------------------------------------
Actuarial present value of:
   Vested benefits                                  $(68,604)     $(65,831)    $(62,338)
   Nonvested benefits                                 (5,086)       (4,497)      (4,440)
-----------------------------------------------------------------------------------------
Accumulated benefit obligation                       (73,690)      (70,328)     (66,778)
Effect of future salary increases                    (16,055)      (14,219)     (18,799)
-----------------------------------------------------------------------------------------
Projected benefit obligation                         (89,745)      (84,547)     (85,577)
Plan assets at fair value                            129,435       121,480      121,868
-----------------------------------------------------------------------------------------
Excess of assets over projected
   benefit obligation                                 39,690        36,933       36,291
Unamortized net transition asset                      (9,157)      (10,180)     (11,203)
Unrecognized net gain                                (26,805)      (26,627)     (22,319)
Unrecognized prior service cost                        3,602         4,529        5,260
-----------------------------------------------------------------------------------------
Prepaid pension cost
   at October 31                                    $  7,330      $  4,655     $  8,029
-----------------------------------------------------------------------------------------

The net pension credit included the following components:
(Dollars in thousands)                                   1995          1994         1993
-----------------------------------------------------------------------------------------
Service cost -
Benefits earned during the period                     $ 2,369        $3,183      $ 2,881
Interest cost on projected
   benefit obligation                                   6,474         6,422        6,307
Return on plan assets                                 (18,564)       (3,727)     (21,240)
Net amortization and deferral                           6,636        (6,596)      12,022
-----------------------------------------------------------------------------------------
Net pension credit                                    $(3,085)       $ (718)     $   (30)
-----------------------------------------------------------------------------------------

  In addition to the net pension credit of $718,000 in fiscal 1994, net expenses of $4.1 million were recorded in 1994 due to a voluntary work-force reduction program associated with reorganization efforts. The net loss is comprised of the cost of special termination benefits of $5.6 million and a curtailment gain of $1.5 million. (See reorganization footnote for additional information.)
  The projected benefit obligation was determined using a discount rate of 7.5% for fiscal 1995, 8.25% for fiscal 1994, and 7.5% for fiscal 1993. The assumed long-term rate of return on plan assets is 9.0% for fiscal 1995 and 8.5% for both fiscal 1994 and 1993. The assumed long-term rate of compensation increases is 5.0%. The net transition asset at November 1, 1985, is being amortized over 19 years.
  Consolidated pension income (expense) was $2.5 million for 1995, $.3 million for 1994, and $(.5) million for 1993.


POSTRETIREMENT BENEFITS

  The company implemented Statement of Financial Accounting Standard (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," effective for fiscal 1993. The company elected to immediately recognize its transition obligation of $9.7 million as the effect of a change in method of accounting. SFAS 106 requires recognition during employees' active service periods of the expected cost of providing postretirement benefits (primarily health benefits). The company's previous practice was to expense these costs as they were paid. Postretirement health benefits are provided to current and former employees and their spouses who retire at or after age 55 with 10 years of service. The postretirement health care plans are contributory, based upon years of service at retirement, and are subject to deductibles and copayments. The company reserves the right to change or terminate the benefits at any time. The plan is funded as claims are paid.

  The status of the plan at October 31 was as follows:
(Dollars in thousands)                                  1995          1994
----------------------------------------------------------------------------
Accumulated postretirement benefit
   obligation (APBO):
   Retirees                                         $ (9,202)     $ (8,059)
   Fully eligible plan participants                     (824)         (676)
   Other plan participants                            (4,458)       (3,778)
----------------------------------------------------------------------------
Total APBO                                           (14,484)      (12,513)
   Unrecognized net loss                               1,292
----------------------------------------------------------------------------
Accrued postretirement benefit cost                 $(13,192)     $(12,513)
----------------------------------------------------------------------------

The net periodic postretirement benefit cost was as follows:
(Dollars in thousands)                                   1995          1994
----------------------------------------------------------------------------
Service cost-
   Benefits earned during the period                  $   246       $   329
   Interest cost on APBO                                1,035           866
   Net amortization and deferral                           24            50
----------------------------------------------------------------------------
Net periodic postretirement benefit cost              $ 1,305       $ 1,245
----------------------------------------------------------------------------

  In addition to the net periodic postretirement benefit cost for fiscal 1994, the company recorded a net expense of $1.4 million representing the net effect of special termination benefits and a curtailment gain due to a voluntary work-force reduction program associated with reorganization efforts. (See reorganization footnote for additional information.)
  Under the former practice of expensing postretirement benefits when paid, the expense would have been $.7 million in fiscal 1995, $.9 million in fiscal 1994, and $.8 million in fiscal 1993.
  For measurement purposes, a health care cost trend of 10% was assumed for fiscal 1995, declining gradually over the next four years to 6% and remaining at that level thereafter. For fiscal 1994, the health care cost trend rate assumption was 12%, declining to 6% over a five-year period. The health care cost trend rate affects the accumulated postretirement benefit obligation and net periodic cost for health benefits. A one-percentage-point increase in the assumed health care cost trend rates would increase the accumulated postretirement benefit obligation for health benefits at October 31, 1995, by $69,000 and would increase the aggregate of the service and interest cost components of net periodic postretirement benefit cost for health benefits for fiscal 1995 by $6,000. The discount rates used in determining the accumulated postretirement benefit obligation at October 31, 1995 and 1994 were 7.5% and 8.25%, respectively.


POSTEMPLOYMENT BENEFITS

  In November 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS)
No. 112 -"Employers' Accounting for Postemployment Benefits." This statement requires the company to accrue the cost of certain benefits, including severance, workers' compensation, and health coverage, over an employee's service life. The effect of adopting this statement during fiscal 1995 was insignificant to the company.


STOCK OPTION PLANS

  On December 10, 1986, the company's Board of Directors approved the 1987 Incentive Stock Option Plan. Under this plan, 600,000 shares of unissued stock were reserved for grant to officers and key employees and could have been awarded in the form of stock options or restricted stock units.

  Stock options are granted at prices not less than 100% of fair market value of stock on dates of grant and were issued with a fixed expiration date, not to exceed 11 years from date of grant. Options are exercisable ratably in annual installments of 25%, commencing one year from date of grant.
  A restricted stock unit is the right to receive either cash or shares of capital stock, upon fulfillment of certain conditions, without payment to the company. Restricted stock units are contingent upon continued employment or attainment of predetermined performance targets during a restriction period, generally three years.

  No additional grants will be made under this plan. Transactions under the
1987 Incentive Stock Option Plan are summarized
below:
                                                                           Stock Options
                                                                  ------------------------
                                                   Restricted       Number       Average
                                                        Stock           of        Option
                                                        Units      Options         Price
------------------------------------------------------------------------------------------
Outstanding October 31, 1992                            3,161      174,900        $31.59
Exercised                                              (1,750)      (6,400)        30.59
Forfeited                                                             (500)        32.50
Expired                                                            (28,700)        31.67
------------------------------------------------------------------------------------------
Outstanding October 31, 1993                            1,411      139,300         31.62
Exercised                                                           (3,200)        28.13
Forfeited                                              (1,411)      (7,300)        31.99
Expired                                                             (3,400)        32.50
------------------------------------------------------------------------------------------
Outstanding October 31, 1994                                       125,400         31.66
Exercised                                                           (1,000)        23.00
Forfeited                                                           (6,200)        32.50
Expired                                                            (15,700)        32.50
------------------------------------------------------------------------------------------
Outstanding October 31, 1995                                       102,500        $31.57
------------------------------------------------------------------------------------------

  Under the 1993 Stock Incentive Plan, which was approved by the shareholders on March 1, 1993, 800,000 shares of unissued stock were reserved for grant to executive officers, key managers and non-employee members of the Board of Directors and may be awarded in the form of stock options or restricted stock units. The plan provides that stock options are granted at prices not less than 100% of fair market value of stock on dates of grant and are issued with a fixed expiration date, not to exceed 10 years from date of grant.
  Annually, each member of the Board of Directors who has served on the board at least six months, is not an employee of the company, and who is elected at an annual shareholders meeting, receives an option to purchase 2,000 shares of the company's capital stock, subject to the five-year term of the plan.
  The Board of Directors granted two groups of options under the 1993 plan with different performance criteria. The first group of options is keyed to compound annual increases in the value of the company's shares, which consists of the market price plus dividends paid. Options to purchase shares are exercisable in five years, however, the exercise date may be accelerated if certain criteria are met. The second group of options is keyed to the increase in the value of the company's shares over a five-year period commencing on the date of the grant. Options to purchase shares are exercisable in five years, however, the actual number of shares which can be purchased under the plan will depend on the annual growth in the value of the company's stock.

  Transactions under the 1993 Stock Incentive Plan are summarized below:
                                                          Number of Options
                                                    -----------------------      Average
                                                               Non-Employee       Option
                                                    Employees     Directors        Price
------------------------------------------------------------------------------------------
Outstanding October 31, 1993                          610,000        28,000       $31.18
Granted-various dates                                  95,000        12,000        32.56
Exercised                                                           (16,000)       29.00
Forfeited                                             (60,000)                     32.80
------------------------------------------------------------------------------------------
Outstanding October 31, 1994                          645,000        24,000        32.75
Granted-March 6, 1995                                       0        16,000        26.06
Exercised                                                            (4,000)       29.53
Forfeited                                             (21,000)                     32.88
------------------------------------------------------------------------------------------
Outstanding October 31, 1995                          624,000        36,000       $32.61
------------------------------------------------------------------------------------------

  Under a Stock Option Agreement dated August 11, 1995, Mr. Paul H. Hatfield, then a Director of the Company, received an option to purchase 36,000 shares at an exercise price of $21.03 per share, exercisable in monthly installments of 3,000 shares, subject to the terms of a concurrent Management Agreement. The Stock Option Agreement was cancelled effective November 20, 1995. The option, exercisable with respect to 6,000 shares, will expire on August 11, 2000.


STOCKHOLDER RIGHTS PLAN

  In March 1994, the company adopted a stockholder rights plan and distributed a dividend of a right to purchase one share of capital stock (a "Right") for each share of capital stock of the company ("Capital Stock") outstanding on and after April 8, 1994. Each Right initially would entitle the holder to purchase one share of Capital Stock for $120 under certain circumstances.
The Rights become exercisable only if a person or group becomes the beneficial owner of 15% or more of the company's Capital Stock, or announces a tender or exchange offer which would result in its ownership of 15% or more of the Capital Stock. Stockholders who reported beneficial ownership of 15% or more of the outstanding Capital Stock before April 8, 1994, do not trigger the exercise of the Rights unless they acquire beneficial ownership of an additional 1% of the outstanding Capital Stock.
  After the Rights have become exercisable, holders would be entitled to purchase additional shares of Capital Stock at one-half of the then-current price per share. If the company is acquired in a merger, or 50% or more of the company's assets are sold in one or more related transactions, the holder would be entitled to purchase shares of capital stock of the acquiring company at one-half of the then-current market price of such capital stock.
  The Rights are redeemable and may be amended or exchanged at the company's option before they become exercisable. The Rights have no voting power nor do they entitle a holder to receive dividends. The Rights expire on March
28, 2004.


ENVIRONMENTAL MATTERS

  The company has been named a potentially responsible party (PRP) under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 with respect to three "Superfund" sites. The company has not owned or operated any of the sites and other PRPs also have been so designated with respect to each site. Although this law technically imposes joint and several liability on each responsible party at each site, the extent of the company's financial contribution is expected to be limited based on the number of other PRPs and the relative volumes and types of materials involved at each site attributable to the company. The company also is involved in remedial response and voluntary environmental cleanup, in some cases under the direction of governmental agencies, at other locations which are not the subject of the Superfund law. The company accrues for these costs when it is likely that a liability exists and the amount of a payment with respect thereto can be reasonably estimated. Actual costs may vary from estimates due to inherent uncertainties in evaluating environmental exposures. Based on, among other things, its previous experience with respect to such activities and its ongoing review and analysis of all sites, at October 31, 1995, the company's balance sheet included an accrual for estimated remediation and other environmental costs of approximately $2.6 million. Subject to the difficulty in estimating future environmental costs, the company expects that any sums it may be required to pay in connection with such environmental matters in excess of the amounts so recorded will not have a material adverse effect on its financial condition or results of operations.


LITIGATION AND OTHER CONTINGENCIES

  Various claims, lawsuits and other legal and administrative proceedings arising in the ordinary course of business are pending against the company. The company accrues for these costs when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. At October 31, 1995, the company's balance sheet included an accrual for estimated litigation costs and other contingencies of $3.1 million. Management and legal counsel are of the opinion that any sum the company may be required to pay in connection with the ultimate disposition of such proceedings in excess of the amounts recorded or disclosed above will not have a material adverse effect on its financial condition or results of operations.


SEGMENT INFORMATION

  Statement of Financial Accounting Standards No. 14 requires disclosure of certain industry and world area "segment data." Accordingly, industry segment and worldwide operations data appearing on pages 16 and 17 of this annual report are an integral part of the accompanying financial statements.
  Earnings from operations reported under industry segment data have been charged with corporate expenses of approximately $2.8 million, $5.7 million, and $6.8 million in 1995, 1994 and 1993, respectively, of which approximately 90% was allocated to the Specialty Chemical Products segment each year. These corporate expenses consisted primarily of administrative costs which were allocated to segments based upon services provided.
  Profitability of the company's foreign operations by geographic area, as reported on page 17 of this annual report, was determined based on ultimate sales to unaffiliated customers. Total company profit was included in the geographic area of the entity transacting the final sale.

  The following is a reconciliation of foreign earnings from operations as presented on page 17, to pretax foreign earnings as presented on page 24:
(Dollars in thousands)                                   1995          1994         1993
------------------------------------------------------------------------------------------
Earnings from operations:
    Europe                                             $7,446       $12,751      $11,856
    Canada/Latin America                               (1,562)            7        1,069
    Middle East/Far East                                2,174         4,885        2,693
------------------------------------------------------------------------------------------
                                                        8,058        17,643       15,618
Intercompany charges, net                              (3,715)       (7,385)      (6,784)
Nonoperating income, net                                  539         (202)          833
------------------------------------------------------------------------------------------
Pretax foreign earnings                                $4,882       $10,056      $ 9,667
------------------------------------------------------------------------------------------

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

Petrolite Corporation



REPORT OF INDEPENDENT
ACCOUNTANTS

To the Stockholders and Directors of Petrolite Corporation

  In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Petrolite Corporation and its subsidiaries at October 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Petrolite's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.
  As discussed in the footnotes to the consolidated financial statements, the company changed its method of accounting for income taxes in 1994 and for postretirement benefit costs other than pensions in 1993.


/s/ Price Waterhouse LLP

St. Louis, Missouri
November 30, 1995


11-YEAR SUMMARY

For Years Ended October 31 (Dollars in thousands, except per share data)         1995          1994          1993          1992
--------------------------------------------------------------------------------------------------------------------------------
Summary of Operations --
   Net revenues                                                              $364,877      $369,227      $351,779      $317,950
   Gross profit                                                               135,365       153,744       150,112       130,358
   Earnings from operations                                                     5,332         9,425        31,565        24,397
   Interest expense                                                             3,278         3,371         1,475           936
   Nonrecurring (charge) credit                                               (14,354)      (20,025)
   Earnings before income taxes and effect of change
      in accounting principle                                                   8,114         8,506        31,432        24,849
   Income taxes                                                                 1,884         1,499        10,886         8,370
   Net earnings:
      Before effect of change in accounting principle                                         7,007        20,546
         Percent of revenues                                                      1.7%          1.9%          5.8%          5.2%
         Return on average stockholders' equity                                   3.8%          4.3%         12.5%         10.0%
      After effect of change in accounting principle<F**>                       6,230         9,044        14,046        16,479
--------------------------------------------------------------------------------------------------------------------------------
Year-end Financial Position --
   Working Capital                                                           $ 79,004      $ 66,269      $ 58,060      $ 56,974
   Current ratio                                                               2.18:1        1.83:1        1.79:1        1.98:1
   Total properties:
       Gross                                                                  277,743       305,500       288,367       265,067
       Net                                                                    111,374       127,063       124,101       107,022
   Total assets                                                               292,585       314,939       301,145       240,991
   Long-term debt                                                              40,000        40,000        40,000
   Stockholders' equity                                                       159,464       165,589       163,137       164,586
--------------------------------------------------------------------------------------------------------------------------------
Per Share Data --
   Net earnings:<F*>
      Before effect of change in accounting principle                                      $    .62      $   1.82
      After effect of change in accounting principle<F**>                    $    .55           .80          1.24      $   1.45
   Dividends                                                                     1.12          1.12          1.12          1.12
   Stockholders' equity                                                         14.07         14.62         14.45         14.59
--------------------------------------------------------------------------------------------------------------------------------
General --
   For the year:
      Dividends                                                              $ 12,691      $ 12,741      $ 12,638      $ 12,720
      Capital expenditures, net                                                12,565        21,825        18,923        18,295
      Depreciation                                                             15,290        19,326        16,765        15,957
      Research                                                                 12,768        12,737        13,587        12,224
      Average number of shares outstanding                                 11,329,854    11,304,681    11,283,283    11,350,962
   At year-end:
      Number of shares outstanding                                         11,332,948    11,325,179    11,289,171    11,281,474
--------------------------------------------------------------------------------------------------------------------------------

<F*> Earnings per share are based on weighted average number of shares outstanding during each year.
<F**>Reflects after-tax effect of adopting SFAS 109 related to income taxes in
     1994 and SFAS 106 related to postretirement benefits in 1993.

For Years Ended October 31 (Dollars in thousands, except per share data)         1991          1990          1989          1988
--------------------------------------------------------------------------------------------------------------------------------
Summary of Operations --
   Net revenues                                                              $323,516      $296,737      $290,849      $301,269
   Gross profit                                                               127,504       114,206       111,883       113,774
   Earnings from operations                                                    24,418        18,693         9,164        16,792
   Interest expense                                                             1,407           950         1,736         1,260
   Nonrecurring (charge) credit                                                                            (7,700)          820
   Earnings before income taxes and effect of change
      in accounting principle                                                  22,359        19,868        10,057        18,766
   Income taxes                                                                 7,602         6,733         2,930         5,750
   Net earnings:
      Before effect of change in accounting principle
         Percent of revenues                                                      4.6%          4.4%          2.5%          4.3%
         Return on average stockholders' equity                                   8.8%          8.0%          4.3%          7.6%
      After effect of change in accounting principle<F**>                      14,757        13,135         7,127        13,016
--------------------------------------------------------------------------------------------------------------------------------
Year-end Financial Position --
   Working Capital                                                           $ 58,780      $ 68,544      $ 71,043      $ 76,329
   Current ratio                                                               2.00:1        2.32:1        2.46:1        2.71:1
   Total properties:
       Gross                                                                  261,990       249,963       233,317       234,826
       Net                                                                    107,981       104,608        99,262       105,698
   Total assets                                                               243,995       241,803       231,113       237,335
   Long-term debt                                                                             1,674         1,800         2,700
   Stockholders' equity                                                       165,953       168,622       160,688       168,925
--------------------------------------------------------------------------------------------------------------------------------
Per Share Data --
   Net earnings:<F*>
      Before effect of change in accounting principle
      After effect of change in accounting principle<F**>                    $   1.30      $   1.16      $    .63      $   1.15
   Dividends                                                                     1.12          1.12          1.12          1.12
   Stockholders' equity                                                         14.62         14.86         14.18         14.90
--------------------------------------------------------------------------------------------------------------------------------
General --
   For the year:
      Dividends                                                              $ 12,712      $ 12,707      $ 12,695      $ 12,695
      Capital expenditures, net                                                21,039        13,648        11,737        16,530
      Depreciation                                                             15,603        14,440        14,640        14,576
      Research                                                                 11,431        12,242        12,029        12,284
      Average number of shares outstanding                                 11,348,931    11,340,539    11,334,873    11,349,850
   At year-end:
      Number of shares outstanding                                         11,351,086    11,345,482    11,334,873    11,334,873
--------------------------------------------------------------------------------------------------------------------------------

<F*> Earnings per share are based on weighted average number of shares outstanding during each year.
<F**>Reflects after-tax effect of adopting SFAS 109 related to income taxes in
     1994 and SFAS 106 related to postretirement benefits in 1993.


For Years Ended October 31 (Dollars in thousands, except per share data)         1987          1986          1985
-------------------------------------------------------------------------------------------------------------------
Summary of Operations --
   Net revenues                                                              $278,642      $279,953      $308,298
   Gross profit                                                               109,247       114,673       124,425
   Earnings from operations                                                    21,527        24,047        33,952
   Interest expense                                                               892           453         1,406
   Nonrecurring (charge) credit                                                (5,217)
   Earnings before income taxes and effect of change
      in accounting principle                                                  18,879        28,237        36,632
   Income taxes                                                                 7,000        10,787        14,273
   Net earnings:
      Before effect of change in accounting principle
         Percent of revenues                                                      4.3%          6.2%          7.3%
         Return on average stockholders' equity                                   7.0%         10.5%         13.7%
      After effect of change in accounting principle **                        11,879        17,450        22,359
-------------------------------------------------------------------------------------------------------------------
Year-end Financial Position --
   Working Capital                                                           $ 82,014      $ 86,905      $100,614
   Current ratio                                                               2.53:1        2.96:1        3.51:1
   Total properties:
       Gross                                                                  222,484       206,868       186,042
       Net                                                                    102,983        94,061        83,186
   Total assets                                                               248,171       231,404       227,961
   Long-term debt                                                               2,560         5,000         6,250
   Stockholders' equity                                                       172,005       164,554       167,663
-------------------------------------------------------------------------------------------------------------------
Per Share Data --
   Net earnings:<F*>
      Before effect of change in accounting principle
      After effect of change in accounting principle<F**>                    $   1.04      $   1.51      $   1.91
   Dividends                                                                     1.12          1.12          1.12
   Stockholders' equity                                                         14.98         14.37         14.31
-------------------------------------------------------------------------------------------------------------------
General --
   For the year:
      Dividends                                                              $ 12,846      $ 12,974      $ 13,120
      Capital expenditures, net                                                18,965        25,321        23,627
      Depreciation                                                             14,838        14,029        13,447
      Research                                                                 12,031        12,131        12,402
      Average number of shares outstanding                                 11,466,683    11,572,817    11,714,648
   At year-end:
      Number of shares outstanding                                         11,484,573    11,451,248    11,714,648
-------------------------------------------------------------------------------------------------------------------

<F*> Earnings per share are based on weighted average number of shares outstanding during each year.
<F**>Reflects after-tax effect of adopting SFAS 109 related to income taxes in
     1994 and SFAS 106 related to postretirement benefits in 1993.

CORPORATE ORGANIZATION


DIRECTORS
--------------------------------

PAUL H. HATFIELD
Chairman, President and
Chief Executive Officer,
Petrolite Corporation
St. Louis, Missouri

PAUL F. CORNELSEN
Former Chairman of the Board
and Chief Executive Officer,
MiTek, Inc.
St. Louis, Missouri

ANDREW B. CRAIG, III
Chairman, President and
Chief Executive Officer,
Boatmen's Bancshares, Inc.
St. Louis, Missouri

LOUIS FERNANDEZ
Former Chairman of the Board,
President and Chief
Executive Officer,
Celgene Corporation
Summit, New Jersey

WAYNE J. GRACE
Managing Partner,
Grace & Company, P.C.
St. Louis, Missouri

WILLIAM E. MARITZ
Chairman of the Board,
President and
Chief Executive Officer,
Maritz, Incorporated
Fenton, Missouri


--------------------------------

WILLIAM E. NASSER
Former Chairman of the
Board, President and
Chief Executive Officer,
Petrolite Corporation
St. Louis, Missouri

RICHARD L. O'SHIELDS
Former Chairman of the Board,
Panhandle Eastern
Pipe Line Company
Colorado Springs, Colorado

FAIRFAX F. POLLNOW
President,
Arbor Land Company
St. Louis, Missouri

THOMAS P. REIDY
President and
Chief Executive Officer,
Reidy International, Inc.
Houston, Texas

JOSEPH T. WILLIAMS
Vice Chairman and
Chief Executive Officer,
Enserch Exploration, Inc.
Dallas, Texas


OFFICERS AND KEY MANAGERS
--------------------------------

PAUL H. HATFIELD
Chairman, President and
Chief Executive Officer

JOHN M. CASPER
Vice President,
Chief Financial Officer

RALPH J. CHURCHILL
Vice President,
General Manager,
Tretolite Division

FRANCIS X. FORAN
General Manager,
International Division

TOBY R. GRAVES
Vice President,
General Manager,
Polymers Division

WILLIAM F. HABERBERGER
Controller

JOHN F. MCCARTNEY
Vice President,
General Counsel

CHARLES R. MILLER
Corporate Secretary,
Associate General Counsel


--------------------------------

STUART MONRO
Managing Director,
Petrolite Limited and
General Manager,
EuroChem Division

DEREK REDMORE
Vice President,
Technology

STEVEN F. SCHAAB
Treasurer

DAVID WINSLETT
General Manager,
Industrial Chemicals Division

JAMES M. ZEMENICK
Vice President,
Administration and
Corporate Development

CORPORATE DIRECTORY


OPERATING DIVISIONS
--------------------------------

CHEMICALS GROUP
--------------------------------
INDUSTRIAL CHEMICALS DIVISION
INTERNATIONAL DIVISION
TRETOLITE DIVISION
369 Marshall Avenue
St. Louis, Missouri 63119

EUROCHEM DIVISION
Kirkby Bank Road
Knowsley Industrial Park (North)
Liverpool, England
L33 7SY

PETRECO DIVISION
5455 Old Spanish Trail
Houston, Texas 77023

POLYMERS DIVISION
6910 East 14th Street
Tulsa, Oklahoma 74112


SUBSIDIARIES
--------------------------------

ECUATORIANA DE PETROQUIMICOS-
PETROLITE S.A.
Edificio Albatros
Av. de los Shyris
No. 1240 y Portugal
P.O. Box 11026
Quito, Ecuador

LUZZATO & FIGLIO (FRANCE) S.A.
10 Avenue Percier
F-75008 Paris, France

PETROLITE CANADA INC.
369 Marshall Avenue
St. Louis, Missouri 63119

PETROLITE FRANCE, S.A.
10 Avenue Percier
F-75008 Paris, France

PETROLITE GMBH
P.O. Box 2031
Kaiser-Friedrich Promenade 59
6380 Bad Homburg 1, Germany

PETROLITE HANDELSGESELLSCHAFT m.b.H.
Bruner Strasse 105
A-1210 Wien, Austria

PETROLITE IBERICA, S.A.
Marques de Urquijo 8
28008 Madrid, Spain

PETROLITE INTERNATIONAL
SALES CORPORATION
369 Marshall Avenue
St. Louis, Missouri 63119

PETROLITE ITALIANA S.P.A.
Via Sasari 86
95127 Catania, Italy

PETROLITE LIMITED
Kirkby Bank Road
Knowsley Industrial Park (North)
Liverpool, England
L33 7SY

PETROLITE DE MEXICO S.A. DE C.V.
Mercurio 126
Fracc. Galaxia
Villahermosa, Tabasco, Mexico

PETROLITE NEDERLAND B.V.
Willem Barentszstraat 13
3772 RZ BARNEVELD
The Netherlands

-------------------------------

PETROLITE NORGE A/S
Harestadvika
4070 Randaberg, Norway

PETROLITE PACIFIC PTE. LTD.
2 Tanjong Penjuru Crescent
Jurong, Singapore 2260

PETROLITE SAUDI ARABIA LTD.
P.O. Box 1940
Dammam, Saudi Arabia

PETROLITE SURAMERICANA, S.A.
Zona Industrial Los Montones
3ra. Etapa
Apartado Postal 293
Barcelona, Edo.
Anzoategui 6001, Venezuela

PETROLITE WAX PARTNER COMPANY
369 Marshall Avenue
St. Louis, Missouri 63119

P.T. PETROLITE INDONESIA PRATAMA
Batu Ampar
Pulau Batam, Indonesia

SOUTH AMERICA PETROLITE CORPORATION
369 Marshall Avenue
St. Louis, Missouri 63119

PETROLITE TRINIDAD, INC.
Isthmus Road
Galeota Point
Trinidad, West Indies

A.B. ENGINEERING
5455 Old Spanish Trail
Houston, Texas 77023

AFFILIATES
--------------------------------

PETROLITE (MALAYSIA) SDN. BHD.
2.12, 2nd Floor, Angkasa
Raya Building
Jalan Ampang
50450 Kuala Lumpur, Malaysia

BARECO PRODUCTS
148 East Main Street
Rock Hill, South Carolina 29730

TOYO-PETROLITE CO. LTD.
TOIN Bldg. 12-15
2-Chome, Shinkawa
Chuo-Ku, Tokyo 104, Japan

CORPORATE INFORMATION
--------------------------------
Petrolite's headquarters is
located in St. Louis. Our
stock, traded over the counter
under the symbol PLIT, is
listed among the NASDAQ
national market issues. For
more information, please
contact:

William F. Haberberger
Controller
Petrolite Corporation
369 Marshall Avenue
St. Louis, Missouri 63119
(314) 961-3500

ANNUAL MEETING
The next Annual Meeting of
Stockholders of Petrolite
Corporation will take place
on Monday, March 4, 1996,
at 11 a.m. in Conference
Room One on the Atrium
Level of Boatmen's Plaza,
800 Market Street,
St. Louis, Missouri

FORM 10-K
A copy of the annual report
submitted by Petrolite
Corporation to the Securities
and Exchange Commission
on the latter's Form 10-K can
be obtained by any stock-
holder at no charge upon
request in writing to:

William F. Haberberger
Controller
Petrolite Corporation
369 Marshall Avenue
St. Louis, Missouri 63119

TRANSFER AGENT
Boatmen's Trust Company
St. Louis, Missouri

INDEPENDENT ACCOUNTANTS
Price Waterhouse LLP
St. Louis, Missouri



Bender, Bilectric, Building Performance Together, Sulfa-Scrub, XTEND, XTEND Continuous Protection Program and the Petrolite corporate emblem are trademarks of Petrolite Corporation.
(C) 1996 Petrolite Corporation.